As filed with the Securities and Exchange Commission on June 24, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

 UNR HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Colorado	1520	02-0755762
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
____________________
301 East Pine Street, Suite 150
Orlando, FL 32801
(407) 210-6541
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________
Alexey I. Kim
UNR Holdings, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801
(407) 210-6541
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________
Copies to:

Natasha G. Ziabkina, Esq.	Timothy I. Kahler, Esq.
Riker Danzig Scherer Hyland Perretti LLP	Troutman Sanders LLP
500 Fifth Avenue	The Chrysler Building
49th Floor	405 Lexington Avenue
New York, New York 10110	New York, New York 10174
Tel. (212) 302-6574	Tel. (212) 704-6169
Fax (973) 451-3716	Fax (212) 704-5948

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$25,000,000	$1,783
Underwriters’ common stock purchase option(3)	--	(3)
Shares of common stock underlying the underwriters’ common stock purchase option	$3,000,000	$214
Total	$28,000,000	$1,997

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes the offering price of the shares that the underwriters have the option to purchase from the company to cover over-allotments, if any.

(3)	No fee due pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 24, 2010

Preliminary Prospectus

Shares of Common Stock

UNR Holdings, Inc.
______________

We are offering               shares of our common stock, par value $.001 per share.  Our common stock is traded on the OTCQB Marketplace under the symbol “UNRH”.  The last reported sales price of our common stock on the OTCQB Marketplace on June 3, 2010 was $1.75 per share.  We intend to apply for listing of our common stock on the NYSE Amex, to be effective upon consummation of this offering.

Investing in our securities involves significant risks.  See “Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriting discount will be 8% of the public offering price per share. See also “Underwriting.”

The underwriters have an option to purchase up to                 shares (an amount equal to up to 10% of the shares sold in the offering) from us to cover over-allotments within 45 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_____________________________

Ladenburg Thalmann & Co. Inc.

The date of this prospectus is                      , 2010

____________________________

CERTAIN IMPORTANT INFORMATION

For your convenience, we have included below definitions of terms used in this prospectus that are specific to the business of UNR Holdings.

In this prospectus:

●      Unless the context suggests otherwise, “UNR Holdings”, “our company”, “we”, “us” or “our” refer to UNR Holdings, Inc. and its subsidiary OJSC “494 UNR”, an open joint stock company organized and existing under the laws of the Russian Federation (“494 UNR”).  UNR Holdings directly owns the majority of the equity interests of 494 UNR, currently our only operating subsidiary;

●      CBR refers to the Central Bank of the Russian Federation;

●      all references to the “United States”, “U.S.” or “US” are to the United States of America;

●	all references to “US Dollar”, “US Dollars”, “US$” or “$” are to the currency of the United States; and

●      all references to “Ruble”, “Rubles” or “RUR” are to the currency of the Russian Federation.

Exchange Rate Information

As described in this prospectus, our operations are based in, and revenues are earned in, the Russian Federation, in Rubles. As such, the amounts presented herein have been converted from Rubles to US Dollars.  The following table shows, for the periods indicated, certain information regarding the exchange rate between the Ruble and the US Dollar, based on the official exchange rate quoted by the CBR.  These rates may differ from the actual rates used in the preparation of our consolidated financial statements.

	Rubles per US Dollar
Year ended December 31,	High	Low	Average(1)	Period End
2003	31.88	29.25	30.69	29.45
2004	29.45	27.75	28.81	27.75
2005	29.00	27.46	28.29	28.78
2006	28.78	26.18	27.19	26.33
2007	26.58	24.26	25.58	24.55
2008	29.38	23.13	24.86	29.38
2009	36.43	28.67	31.77	30.24
January 2010	30.43	29.38	29.38	30.43
February 2010	30.52	29.95	30.15	29.95
March 2010	29.98	29.19	29.56	29.36
April 2010	29.50	28.93	29.19	29.29
May 2010	31.43	29.15	30.43	30.50
June 2010 (through June 3, 2010)	31.19	30.74	31.00	31.19

(1)
The average rates are calculated as the average of the daily exchange rates on each business day (which rates are announced by the CBR for each such business day) and on each non-business day (which rate is equal to the exchange rate on the previous business day).

The exchange rate between the Ruble and the US Dollar quoted by the CBR on June 3, 2010 was RUR 31.19 per US$1.00.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in us.  We urge you to read the entire prospectus carefully, including the sections entitled "Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and the financial information contained in this prospectus before investing in us.

Except as otherwise noted, all information in this prospectus assumes that all of the             shares offered hereby will be sold, but that the underwriters will not exercise their over-allotment option.  Unless otherwise indicated, all share and related amounts have been adjusted to reflect the one for thirty reverse stock split of our common stock effected by us on August 10, 2007.

Our Company

We develop and construct multi-functional, multi-apartment residential complexes and commercial centers in high density and urban areas in the Russian Federation, principally in the city of Moscow, as well as in suburban communities in the vicinity of Moscow.  Our construction business has been in continuous operation in the Moscow area for over 40 years, originally formed as an agency of the Russian government and privatized commencing in 1998.  As such, we believe we are well-known in the Moscow real estate and construction business, and we strive to maintain a reputation for quality work and timely performance.  We also produce and supply our patented road base and slopes stabilization construction material, which we market under the name “Prudon-494” to infrastructure projects.  In addition, we consult on and supervise the installation of this material.

All of our business operations are located, and all our revenues are earned, in the Russian Federation.

We conduct our business through 494 UNR, our majority-owned operating subsidiary based in Russia.  494 UNR has completed projects in a number of other Russian cities and urban areas.  We attempt to focus on geographic areas, products and services where we believe there is significant demand for new housing and construction services, as well as meaningful profit potential.

The principal offices of our subsidiary 494 UNR are located at 4, Stroitelnaya Street, Bronnitsy, Moscow Region, Russian Federation 140070, and its telephone number is (495) 771-6767.  Our principal offices are located at 301 East Pine Street, Suite 150, Orlando, Florida 32801, and our telephone number is (215) 464-7300.  Our Web site is located at  www.unrhs.com.  Information contained on our Web site does not constitute a part of this prospectus.

Our History

We were incorporated under the laws of the State of Colorado on January 6, 1999.  Prior to August 5, 2008, we were engaged in the housing business in the Republic of Ecuador under the name of Promotora Valle Hermoso Inc., or Promotora.  Effective March 24, 2008, we entered into an Acquisition Agreement (the “Acquisition Agreement”) with the principal stockholders of OJSC “494 UNR”, or 494 UNR, an open joint stock company incorporated under the laws of the Russian Federation.  The Acquisition Agreement provided for the acquisition by Promotora of 66.83% of the issued and outstanding shares of common and preferred stock of 494 UNR.  The remaining equity ownership of 494 UNR is held by the Russian Federation (approximately 25.5%), and by former employees of 494 UNR who received the shares at the time of 494 UNR’s privatization between 1998 and 2000 (holding together approximately 7.67%).

On August 5, 2008, at the closing of the transactions contemplated by the Acquisition Agreement, we issued 20,500,000 shares of our common stock to Alexey I. Kim, the controlling stockholder of 494 UNR and currently our controlling stockholder, Chairman of the Board and President.  As a result of the above transactions effected pursuant to the Acquisition Agreement, we became the majority stockholder of 494 UNR.  In accordance with the provisions of the Acquisition Agreement, Promotora’s existing officers and directors resigned their respective offices and positions and were replaced by new officers and directors of the Company.  In addition, as contemplated by the Acquisition Agreement, Promotora’s existing business was sold to Ramon Rosales, Maria-Gracia Rosales and Maria Fernanda Rosales, the former management of Promotora.

On September 14, 2009, we changed our name from Promotora Valley Hermoso, Inc. to UNR Holdings, Inc.

Our current strategy is to generate funds through the sale of apartments in our five substantially completed projects (Na Yauze (first stage), Balashikha, Electrostal City, Bronnitsy City and Noginsk City as described in the table on pages 42 and 43 of this prospectus), and to use these funds to complete our three currently active projects (Nemchinovka (first stage), Marshal and Bronnitsy City (first stage)).  We intend to use the funds generated from the sale of space in the constructed projects in the planning, construction and development stages of our remaining projects.  Our overall objective is to develop our projects in areas with high demand for residential properties, such as the city of Moscow; we believe that the higher prices for real estate in these areas may present a more meaningful profit potential for our company.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●     Experienced management.  Our subsidiary 494 UNR operates a business that has been building and maintaining federal and local roads and bridges in various parts of the Russian Federation, and developing and building residential complexes, retail facilities and government property in the city of Moscow and its suburbs for over 40 years, including more than a decade under the leadership of our current majority stockholder, Chairman of the Board and President, Alexey I. Kim, who has served our company and our predecessor organization, in various capacities and on a substantially continuous basis, for decades.  Our Chief Executive Officer has served 494 UNR in various capacities co-managing all significant projects of 494 UNR, since 1999 (with minor interruptions).  Our Chief Financial Officer joined 494 UNR’s predecessor in 1992 and has extensive experience in our field.  We have at least four executives or managers who have, on average, at least 15 years of experience in the construction and infrastructure services industry.

●     Quality Control and Customer Service.  We strive to provide a high level of customer service during the sales and construction process, as well as customer care following the closing of the apartment sale to the individual end customers.  Our sales representatives, on-site construction supervisors and related personnel work as a team in an attempt to ensure a high level of customer satisfaction.  Our sales staff receives training in understanding the needs of the residential customers and assisting them in the selection of an apartment and processing of related documentation.  Our residential construction and development projects are regarded as suitable assets for mortgage applications by such reputable Russian banks as Gazprombank, VTB, Sberbank and Bank Vozrozhdenie.  As part of our commitment to quality assurance, each apartment is subject to a series of stringent construction quality inspections covering virtually every aspect of the construction process.  We believe this high level of attention to quality assurance in the construction process and focus on our end customers’ post-closing experience has earned us a reputation for delivering high-quality products and excellent customer service.  Likewise, throughout the production process of the road base stabilization material that we supply to infrastructure projects, the material is subjected to rigorous testing to ensure that the final product satisfies the applicable quality standards.

●    Ability to finance our construction and development projects.  We typically finance up to all of the construction and related costs of developing our projects.  We obtain the needed funds primarily from our sales of apartments and, to a lesser extent, from other sources such as project financing, to the extent available.  We believe that our ability to finance a majority of the costs of our projects distinguishes us from some of the other players in our market, as we compete for construction and development projects.

●     Brand Recognition.  We believe the 494 UNR brand is strong and recognized in the city of Moscow and the Moscow area markets.  This is due in large part to our predecessor’s long-standing presence in these markets and our resulting reputation for quality and reliability.  We plan to maintain and enhance this brand and continue to live up to our reputation for developing and building projects marked by quality and value.

Risks Associated with our Company and our Business

Our company and our business are subject to numerous and substantial risks, as more fully described in the section entitled “Risk Factors” beginning on page 9 of this prospectus.  You should carefully consider all of the information contained in this prospectus prior to investing in shares of our common stock.  In particular, we urge you to carefully consider the information set forth under “Risk Factors” for a discussion of risks and uncertainties relating to us, 494 UNR, our business and an investment in shares of our common stock.

The Offering

Common stock offered by us	shares

Common stock outstanding before this offering	24,464,799 shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment shares of common stock offered by us	We have granted the underwriters an option to purchase up to additional shares of our common stock at the public offering price to cover any over-allotment.

Dividend policy
Any determination to pay dividends is at the discretion of our board of directors and is dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant, including Russian and U.S. legal and regulatory constraints. At the present time, do not anticipate paying cash dividends for the foreseeable future.

Use of proceeds	We intend to use the net proceeds we are to receive from this offering for working capital and general corporate purposes.

Trading
Our common stock is currently traded on the OTCQB Marketplace under the symbol UNRH.  We intend to apply for listing of our common stock on the NYSE Amex, to be effective upon consummation of this offering.

The share numbers shown above are based on the number of shares of our common stock outstanding at June 3, 2010. The number of shares of our common stock shown to be outstanding after this offering excludes shares that may be issued by us pursuant to the underwriters’ over-allotment option.

Summary Historical Consolidated Financial Information

Effective March 24, 2008, our company entered into the Acquisition Agreement with certain stockholders of 494 UNR providing for the acquisition, referred to in this prospectus as the 494 UNR Acquisition, by our company of 66.83% in the aggregate of the outstanding shares of common and preferred stock of 494 UNR.  On August 5, 2008, at the closing of the transactions contemplated by the Acquisition Agreement, we issued 20,500,000 shares of our common stock to Alexey I. Kim, the controlling stockholder of 494 UNR and currently our controlling stockholder, Chairman of the Board and President.  As a result of the above transactions effected pursuant to the Acquisition Agreement, we became the majority stockholder of 494 UNR. The financial statements for periods prior to August 5, 2008 included in this prospectus reflect the operations, assets and liabilities of 494 UNR at historical carrying amounts.

Under the Acquisition Agreement, the former management of our company agreed to assume all our debt in exchange for the assets of our former subsidiary, “Conjunto Habitacional Maria Paz”. The sale of this subsidiary’s assets to former management was accomplished by the transfer of the ownership interests in this subsidiary in exchange for the assumption of approximately $1.0 million of debt of our company as of August 5, 2008, the closing date of the sale.  The net assets sold in this transaction were approximately $400,000, representing our net assets as shown on the unaudited balance sheet at June 30, 2008, included in our quarterly report on Form 10-Q filed with the Commission on August 11, 2008, reduced by approximately $400,000 for the costs of uncompleted contracts due to the economic conditions within the construction industry sector in Ecuador. Following the sale of the existing business to former management, we retained no assets or liabilities attributable to our operations or operations of the Ecuador subsidiary prior to the sale of subsidiary’s assets and assumption by prior management of its liabilities.

The 494 UNR Acquisition was accounted for as a recapitalization. The financial statements show a retroactive restatement of our historical stockholders’ equity to reflect the equivalent number of shares of common stock issued in the acquisition.

The following table summarizes certain data derived from our consolidated audited financial statements as of and for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.  The summary financial data should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements, appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,

	2010 (Unaudited) ($)	2009 (Unaudited) ($)	2009 (As Restated) ($)	2008 (As Restated) ($)	2007 ($)
Statement of Operations Data:
Operating revenues	19,549,532	11,370,485	61,616,324	89,295,478	93,896,791
Income from operations	4,211,410	4,769,597	21,604,013	17,612,890	10,844,759
Net earnings	2,787,232	2,757,799	11,835,986	9,826,522	6,134,950
Basic and diluted earnings per share	0.11	0.11	0.48	0.42	0.30

	As of March 31, 2010 (Unaudited) ($)	As of December 31, 2009 (As Restated) ($)	Adjusted Pro Forma As of December 31, 2009 (1) ($)	As of December 31, 2008 (As Restated) ($)

Balance sheet data:
Total assets	190,663,894	155,035,437		147,979,032
Liabilities—note payable	50,504	3,356,923		18,365,007

(1)
Gives effect to the sale of           shares of our common stock by us in this offering at an offering price of $       per share, after deducting discounts and commissions and estimated offering expenses to be paid by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  Before making an investment decision, you should carefully consider all of the risks described below, together with all other information contained in this prospectus.  If any of the risks discussed in this prospectus actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected.  If this were to happen, the market price of our common stock could decline significantly and you may lose all or a part of your investment. Additional risks and uncertainties, including those that we currently do not know about or deem to be immaterial, may also result in decreased revenues, assets and cash flows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the shares of our common stock.  Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below.  Any adverse effect referred to in the risk factors below could be material.  See also “Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to Our Company, Business and Industry

The industries in which we operate are highly competitive, and competitive pressures may have a material adverse effect on our business and result in reductions in our market share, margins and profitability

The Russian real estate construction and development industry, and the Russian infrastructure industry, are both highly competitive.  Competitive pressures could have a material adverse effect on our business, results of operations, financial condition and prospects.  We compete with a large number of other companies in both our construction and development business and our infrastructure business, and many of those competitors have greater financial, technical, personnel, marketing and other resources than we do, any of which would provide them with a competitive advantage over us.  See also “Business—Competition.”

Our competitive position is based on several factors, including our financial resources, geographic scope of business, ability to source new projects in advantageous locations and develop, construct and market those projects, ability to maintain and establish relationships with customers, reputation, and experience and qualification of employees.  We also compete on the basis of the prices at which we sell our products.  Our margins and results of operations may be significantly reduced if we are forced to engage in aggressive price competition.  Accordingly, competitive pressures could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues and the markets for real estate and infrastructure projects, in which we operate, are subject to seasonal and cyclical trends, as well as general economic conditions and availability of financing to the purchasers of real estate constructed by us, all of which may cause volatility in the price of our stock

The markets for real estate and infrastructure projects, in which we operate, are subject to business cycles and seasonality.  These markets may suffer from an adverse business cycle, or from lack of adequate financing being available to the purchasers of real estate constructed by us, all of which may result in decreased revenues from the sale of our products.  Moreover, we experience seasonal fluctuations in our operations, such as a decrease in sales during the winter months, the performance of our core development, design and construction activities between April and October, and the performance of selected activities (typically, inside the buildings we construct) during the November through March.  Our past results have varied considerably and may continue to vary from one quarter to the next.  Any inability to respond to seasonal and cyclical variations in demand could have a material adverse effect on our business, results of operations, financial condition and prospects, and also cause volatility in the price of our stock.

Our revenues have been significantly affected, and may continue to be affected, by the significant downturn being experienced by the real estate industry in Russia

The real estate industry in Russia is in the midst of a significant downturn, and its duration and severity are uncertain in the current state of the economy.  A decline in the overall economy, coupled with a decrease in demand, a resulting decline in apartment prices and an oversupply of apartments available for sale in our markets, has been exacerbated by, among other things, increasing unemployment, fear of job loss, a decline in the securities markets, a deterioration in the credit markets, and the direct and indirect impact of these conditions on the residential mortgage loan market.  In addition, as a result of the overall challenging economy and industry conditions, there are fewer new or existing infrastructure projects being pursued and, as a result, there is reduced demand for our Prudon 494 product, which has materially adversely affected the volume and resulting revenues of our infrastructure business.  As such, we have recently experienced a substantial decline in the overall demand for our products.  This lower demand and the associated lower prices have affected, and continue to affect, both our gross revenues and net profits.  We cannot predict how long the current difficult industry conditions will last, how long the demand and supply will remain out of balance in our markets or when, if ever, sales volumes or pricing will return to prior levels.  If these conditions persist or worsen, they will further adversely affect our business, results of operations, financial condition and prospects.

Reductions in government funding or commissioning of the projects in which we engage could reduce our revenues and profits and have a material adverse effect on our results of operations

Virtually all of our construction and development projects to date have been commissioned by a federal or municipal government agency.  In addition, a portion of our infrastructure business (approximately 20% in 2009) depends on projects funded by various government-related entities, such as Gazprom and Transneft.  Such commissioning or funding depends on one or more of the following factors: (1) the overall condition of the economy, (2) the need for new or replacement infrastructure, (3) the priorities placed on various projects funded by governmental entities, and (4) federal, state or local government spending levels.  A decrease in the level of construction and development projects initiated by government agencies could intensify competition for the available projects and materially adversely affect our project pipeline.  A decrease in government funding of infrastructure projects generally could decrease the number of contracts available and limit our ability to obtain new contracts for our Prudon 494 product.  If either of these decreases occur, our business, results of operations, financial condition and prospects would be materially adversely affected.

Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in the imposition of substantial penalties, additional costs or slower growth of our revenues

Our operations and properties are subject to regulation by various government entities and agencies, and we must comply with various laws, regulations and rules with respect to, among other things, taxation, health and safety, construction quality, protection of the environment and regulations regarding discharge of hazardous materials.  To comply with these requirements, we must obtain and renew various permits relating to health and safety, environmental standards and other matters.  Regulatory authorities exercise considerable discretion in the enforcement and interpretation of applicable laws, regulations and rules, the issuance and renewal of permits and in monitoring compliance with the terms thereof.  Compliance with the requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of our operations and the imposition of penalties.  We cannot be certain that any given permit will be deemed sufficient by the relevant governmental authorities to fully cover our current activities conducted in reliance on such permit.  In addition, obtaining approvals may require extensive documentation, and we may not be able to accurately predict how long it will take to obtain such approvals.

Regulatory authorities may also seek to introduce new restrictions or impose new obligations on the real estate and infrastructure industries that could result in additional costs or slower growth in our revenues and have a materially adverse effect on our operations.

Any failure to comply with existing or new laws, regulations and rules on a timely basis may result in the imposition of sanctions, including civil and administrative penalties applicable to us and criminal and administrative penalties applicable to our managers. In certain cases, we may be required to cease certain of our business activities and/or to remedy past infringements. Any such decisions, requirements or sanctions may restrict our ability to conduct our operations or to do so profitably and, as a result, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We will require significant additional capital in the future, which may not be available on favorable terms or at all

Our business requires significant levels of capital to finance our construction and development projects and the purchasing of various construction and other materials we use in our business.  Cash generated by our operations may not be sufficient to finance our current anticipated capital needs.  Therefore, we may need to raise additional funds through equity or debt financings.

We currently have no commitment from any investor or lender with respect to any debt or equity financing, credit facility or other loan facility.  Any debt or equity financing, if available at all, may be on terms that are not favorable to us.  As a result of the current global financial crisis, the availability of financing in Russia, from international banks or in international capital markets, has been dramatically reduced, and the terms of any available financings have become significantly less favorable for borrowers.  Moreover, the current conditions of the global financial markets have adversely affected the availability of credit and liquidity resources, and our access to capital markets currently is limited until these markets stabilize.  Even if equity financing were available to us, the issuance of additional equity could dilute the interests of our shareholders.

If we cannot obtain additional capital, we may not be able to complete our current construction and development projects.  We have committed to develop and construct our projects described under the caption “Business—Our Construction Business” generally in the course of the next three years, which will require up to $400 million of capital to complete.  If we are forced to delay our activities or are unable to complete any project, we may be liable to the counterparties for our failure to timely perform and, in some cases, we may potentially lose the project.  In addition, lack of adequate capital will prevent us from expanding our business, which could have a material adverse effect on the construction and development projects of our customers (if they are unable to finance the same or face decreased demand).  Therefore, lack of sufficient capital to conduct or grow our business would materially adversely affect our business, results of operations, financial condition and prospects.  See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Liquidity and Capital Requirements.”

Even if we are able to raise capital through equity and/or additional debt financings, the terms of those financings may adversely affect the holdings or rights of our existing shareholders

Even if we are able to raise capital through equity and/or additional debt financings, as to which there can be no assurance, the interest of existing shareholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely affect the holdings or rights of our existing shareholders.  For example, the terms of any debt financings that we, or our operating subsidiary based in Russia, may be able to obtain may require compliance with financial covenants, such as a leverage ratio, a consolidated net worth ratio, restrictions on the activities of our operating subsidiary or subsidiaries, such as the incurrence of additional indebtedness and liens and the payment of dividends and other payments.  Because we are a holding company and have no direct operations, our ability to pay dividends and other distributions will depend almost exclusively on the ability of our subsidiary to pay dividends to us, and such payments will be subject to regulatory, contractual and other constraints.  If we cannot receive dividends or other permitted distributions from our operating subsidiary, or we and/or our operating subsidiary is restricted in our operating activities, we may not be able to meet our requirements at the holding company level or generate sufficient revenues, which could have a material adverse effect on our business, financial condition and results of operations.  In addition, the terms of any debt financings may require guarantees by UNR Holdings or our subsidiary.  For example, we may agree to guarantee debt obligations of our subsidiary 494 UNR and, in the event 494 UNR defaults on its obligations, we may be unable to make the required payments or timely raise sufficient funds from alternative sources to make the payments, and even if we were able to make such payments, we may not then have sufficient funds to fully implement our business plan, which would adversely affect the value of the holdings of our existing shareholders.

The restatement of certain of our historical consolidated financial statements may have an adverse effect on us

In April and May 2010, our management concluded that our consolidated audited financial statements for the years ended December 31, 2009 and 2008 and our consolidated interim period unaudited financial statements for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 needed to be restated and should not be relied upon.  For a more detailed discussion of the restatements, amendments and their underlying circumstances, please refer to our current report on Form 8-K filed with the Commission on April 27, 2010, as amended on May 24, 2010, and to the Explanatory Note at the beginning of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009 and Notes 20, 21 and 22 to the consolidated financial statements included elsewhere in this prospectus.  We previously restated our consolidated financial statements and amended our public filings accordingly.  As a result of these restatements, we may become subject to a number of significant risks, which could have an adverse effect on its business, financial condition and results of operations, including potential stockholder litigation and regulatory proceedings or actions, the defense of which may require significant management attention and significant legal expense and which litigation, proceedings or actions, if decided against us, could require us to pay substantial judgments, settlements or other penalties.

We identified material weaknesses in our internal controls that may impair our ability to produce accurate and timely financial statements, which could harm our operating results, our ability to operate our business and investors’ view of us.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  Based on this assessment, our management concluded that as of December 31, 2009 it had material weaknesses in its internal control procedures.  A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.  As of December 31, 2009, we have concluded that our internal control over financial reporting was ineffective as of December 31, 2009.  Our assessment identified certain material weaknesses which are set forth in Item 9A of our annual report on Form 10-K/A for the fiscal year ended December 31, 2009.

If we fail to maintain our internal controls or fail to implement required new or improved controls, as such control standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting.  Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud.  If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors may lose confidence in our reported financial information, and there could be a material adverse effect on our stock price.

The lack of relevant governmental licenses, permits and other authorizations, and our failure to comply with their respective terms, could have a material adverse effect on our business, results of operations, financial condition and prospects

We are required to obtain and maintain licenses, permits and other approvals from various federal, regional or municipal authorities in order to undertake construction and to secure our rights to our various construction and development projects.  Obtaining approvals may require extensive documentation, and we may not be able to accurately predict how long it will take to obtain such approvals.  Until we receive such necessary permissions from governmental authorities, we will not be able to acquire title to the premises.  In addition, we may be exposed to fines for violating Russian law requirements, which prohibit the operation of constructed premises without the relevant permissions.

These various approvals contain requirements that we must fulfill in order to keep such licenses, permits and other authorizations valid.  If we fail to meet these requirements, then licenses, permits and other authorizations necessary for our operations may be suspended or terminated, leading to the temporary or potentially permanent suspension of construction activities or other adverse consequences.  We also cannot be certain that any given license, permit or authorization will be deemed sufficient by the relevant governmental authorities to fully cover our current activities conducted in reliance on such license, permit or authorization.

Any or all of these factors may adversely affect our ability to obtain or renew the necessary approvals.  If we are unable to obtain or renew them or are only able to do so on unfavorable terms, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ownership interests or lease rights in land may be challenged, and such challenges if successful could have a material adverse effect on our business, results of operations, financial condition and prospects

We typically acquire ownership or lease interests in land with a view to construction of residential or commercial complexes.  Russian land and property legislation is complex and often ambiguous and may contain contradictory provisions at the federal, regional and local levels. In particular, it is not always clear which state bodies are authorized to enter into land leases with respect to particular land plots.  As a result, our ownership or lease rights in respect of land or buildings, or permission to build on land, may be challenged by government authorities, counterparties or third parties.

Under Russian law, transactions involving real estate may be challenged on many grounds, including breach of internal corporate approval requirements by a counterparty to a particular transaction, failure to register the transfer of title in the unified state register or fraudulent actions by a seller or assignor of rights to real estate. As a result, defects in previous transactions with respect to real estate and over which we had no control may lead to the invalidation of such transactions, which may affect our title or lease rights to such real estate.  Further, Russian law does not require certain valid encumbrances over real estate (including leases of less than one year and free-of-charge use agreements) to be registered in the unified state register.  Accordingly, notwithstanding any registration we may conduct, third parties may register or claim the existence of encumbrances (of which we had no prior knowledge) over our real estate whether owned or leased.  Losses of title or lease rights to our properties may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our new construction and development projects may be delayed or cancelled, and we may not be able to complete construction of our new projects on time to meet the requirements of our business plan

In the Russian Federation, construction approval procedures are complicated and prone to challenge or reversal, and construction and environmental rules often contain requirements that are difficult fully to satisfy.  Obtaining a construction permit for a new construction project may take up to one year. Therefore, our new construction and development projects may be delayed or cancelled, which could adversely affect our ability to meet the requirements of our business plan and achieve our planned growth.

Any inability to find suitably qualified and skilled contractors could result in some new projects failing to be built in compliance with applicable health and safety regulations.  Such failure could lead to the imposition of sanctions, including civil and administrative penalties applicable to us and 494 UNR and criminal and administrative penalties applicable to our managers.  In addition, the imposition of such sanctions could give rise to negative publicity, which could have a material adverse effect on our reputation and disrupt our ability to effectively conduct our business.  This could have a material adverse effect on our business, results of operations, financial condition and prospects.

From time to time, we are involved in litigation or arbitration proceedings, the adverse outcome of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the ordinary course of business, claims involving government agencies commissioning many of our projects to date, subcontractors and service providers are brought by and against us in connection with our construction and development projects.  These claims may include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the initial scope of work.  They also may include back charges for defective or incomplete work and/or late completion of the project work.  The claims and charges can involve actual damages, as well as contractually agreed upon liquidated sums.  These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings.  We are currently a plaintiff in litigation with the Ministry of Defense of the Russian Federation, in which we are seeking payment of $35,341,012 from the Ministry of Defense in payment of certain construction and development costs in connection with a multi-functional residential and commercial complex on Marshal Rybalko Street in Moscow; we also are involved in the ordinary course of our business in a number of other legal proceedings, both as a plaintiff and as a defendant.  See “Business—Legal Proceedings.”  Ultimate resolution of our claim against the Ministry of Defense and of our other litigations could be significantly delayed due to the complexity of these claims.  We may not collect all or a portion of the funds we are seeking from the Ministry of Defense on a timely basis, or at all, in which case we will be required to use our current working capital resources to pay the subcontractors we use to perform parts of the Marshal project, and such payments would have a material adverse effect on our assets, financial condition and cash flow.  See also “—Lack of independence and inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or our shareholders from obtaining effective redress in a court proceeding, which could have an adverse effect on our business or the value of the shares of our common stock.”

We are, and following this offering will be,  significantly influenced by our President and Chairman of the Board of Directors, Alexey I. Kim, who will continue to be our largest  shareholder after this offering and whose interests could conflict with the interests of other holders of our capital stock

Following the completion of this offering, Mr. Alexey I. Kim, who is the President and Chairman of the Board of Directors of UNR Holdings and the General Director of 494 UNR, will beneficially own well in excess of the majority of our capital stock.  As a result, he will have the ability to control or significantly influence the outcome of major decisions involving our company and its operating subsidiary and most matters submitted to our shareholders for approval, including, but not limited to, the election or removal of directors, the declaration of dividends, proposed amendments to our charter, merger proposals, proposed consolidations or sales of assets or other major corporate transactions, and any decision regarding a change of control of our company; he may be able to discourage bids for our shares at a premium over the market price.  Mr. Kim’s interests could conflict with, or be different from, the interests of our other shareholders, and he may make decisions that are adverse to their interests.

The value of real property we own may decrease, which may have a negative impact on our financial condition

The market value of our residential and commercial real estate complexes may decrease for various reasons, including without limitation:

●	changes in the competitive environment;

●
changes in the attractiveness of real property as an investment asset either in Russia as a whole or in certain regional markets in which our real property may be located in the future, due to changes in country-related or region-related risks; and

●	fluctuations in demand for commercial or residential real property.

If we dispose of real property for a price lower than the original purchase price, the carrying value of such property in our financial statements would be impaired, which may have a negative impact on our financial condition.

Lack of reliable information about the real estate market in Russia makes it difficult to estimate the value of the real estate owned by us

Public information and research concerning the real estate market in Russia is generally not as reliable or comprehensive as similar data on the real estate market in more developed countries.  This lack of information makes it difficult to assess the market value of real estate in Russia and requires us to make estimates as to the fair value of our real estate.  Due to their subjective nature, these estimates may not accurately reflect the market value of our real estate.  Therefore, we cannot accurately estimate the prices at which we will be able to sell our constructed apartments in the future, which is a critical aspect of budgeting and forecasting for our business.

We depend on the expertise and experience of our senior management

Our business is dependent on retaining the services of our senior management team, in particular, Alexey I. Kim, who is the General Director of our 494 UNR operating subsidiary and also our President, director and Chairman of our Board of Directors, and Alexey A. Kim, our Chief Executive Officer and director.  While our subsidiary 494 UNR has an employment contract with Alexey I. Kim, we do not have employment agreements with any of our other senior managers, and the retention of the services of any of these individuals and our other senior managers cannot be guaranteed.  For example, Russian law allows our senior management employed in Russia to resign upon notice of as little as two weeks.  We are not insured against financial loss resulting from any resignation, dismissal or death of any of our senior managers.  There can be no assurance that these executives will remain in their management positions with us or with our operating subsidiary, and the loss of services of either of these two executives would disrupt our business operations, which could reduce our revenues and profits.

We bear most or all of the risk of cost overruns in our contracts, and if costs increase above our estimates, we will experience reduced profits or, in some cases, losses under these contracts

Under our construction and development contracts, we are fully responsible for the costs to complete the project, sometimes with a contribution to the funding of such costs by the commissioning governmental agency in any amount (if any) agreed upon from time to time in respect of each project.  If the cost estimates we prepare in connection with the project bid prove inaccurate, or circumstances change such as unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, cost of raw materials, our suppliers’ or subcontractors’ inability to perform, cost overruns may occur, and we would experience reduced profits or, in some cases, a loss for that project.  Because the commissioning agency typically retains a portion of the apartments in each construction and development projects and may or may not finance the construction cost of such retained apartments, we could be disproportionately affected by any cost overruns should they occur, and as a result, experience reduced profits or incur losses.

Our construction and development projects typically take two years or more to complete, they may be subject to unexpected adjustments and cancellations and, therefore, the number and scope of our current projects may be uncertain indicators of our future earnings or our profits

Our construction and development projects tend to be large and typically take two years or more to complete. During this period, project cancellations or scope adjustments may occur from time to time.  Therefore, the number and scope of our current construction and development projects may be uncertain indicators of our future earnings or our profits.

If we fail to meet completion or performance standards of a project, we could be liable for damages and other costs

In some instances, if we fail to complete a construction and development project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to complete the project or to cause the project to achieve the performance standards.  To the extent that these events occur, the total costs of the project would exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

The nature of our construction and development business exposes us to potential liability claims and contract disputes which may reduce our profits

We have been and may in future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters.  We typically do not obtain insurance that would cover these liabilities.  Any liability not covered by insurance, or subject to high deductibles or in excess of limits of any insurance we may carry in the future, could result in significant losses for us, which losses may reduce our profits and cash available for operations.

Environmental, safety and health regulations could impose significant additional costs on us that reduce our profits

We are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials which, if improperly handled or disposed of, could subject us to civil and criminal liabilities.  Compliance with the laws and regulations under which we operate, including ensuring that our subcontractors and other agents comply with these laws and regulations, could result in delays in construction and development activities, cause us to incur substantial costs and prohibit or restrict our construction and development activity.

We generally do not have long term supply contracts and are subject to price fluctuations for construction materials

Our business is heavily dependent upon construction materials, such as cement, concrete, glass and other materials, which we purchase from third-party suppliers.  We could experience shortages of raw materials due to supply, production or shipment difficulties, which could decrease our ability to supply housing to our customers. We are also directly affected by increases in the costs of such raw materials.  If we cannot increase prices because of competitive pressure, increased construction materials costs could reduce our profits.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or we could be unable to recover all expenditures

Because of the nature of our contracts, we commit significant financial resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on client projects as they are incurred. Delays in customer payments may require us to make a working capital investment.  If a customer defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations.

We do not carry insurance for most risks

We do not carry insurance for risks such as business interruption, product liability, fire or loss of key management personnel and do not insure our real estate or inventories or assets (with the exception pertaining to mandatory insurance covering the fleet of approximately 20-30 vehicles owned by 494 UNR).  We also do not maintain separate funds or otherwise set aside reserves to cover losses or third-party claims.  Thus, if an uninsured event were to occur, we could experience significant disruption in our operations, suffer significant losses and/or be required to make significant payments for which we would not be compensated, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail adequately to protect our intellectual property rights, we could lose our intellectual property rights or become liable for significant costs

Russia offers less intellectual property protection than many developed countries in Europe or North America.  If we are unable to protect our existing proprietary rights (such as our patent, trademarks, software developed in-house, products or know-how) against infringement or misappropriation, it could materially harm our financial results and the ability to develop our business.  In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of our rights and the rights of others.  Any litigation could result in substantial costs and diversion of management and other resources, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We hold a patent issued by the Russian Agency for Patents and Trademarks for our “Prudon-494” road base material.  In addition, we hold a related trademark, as well as trademarks “Luron-494” and “494 UNR Prudon” logo, all of which are registered only in the Russian Federation.  In Russia, conflicts between registrations may arise.  In particular, we may be subject to claims from holders of other similar patents and trademarks.  Furthermore, we may not be able to prevent the use by third parties of trademarks similar to our own registered trademarks, such as the use of a similar trademark on products of inferior quality, which may adversely affect customer perceptions of us.  Accordingly, such third parties may bring claims against us for infringement of their rights resulting from the use of some of our trademarks in our business, and we may engage in litigation in order to defend our use of the relevant trademark or to determine the validity and scope of our rights and the rights of others.  Such litigation could result in us being prevented from using certain words included in our trademarks in our activities in the future, which would require us to re-brand our business and to incur other related expenditure, such as additional marketing expenses to increase the recognition of the new brand name, and may require us to pay compensation for the relevant period of use, which could have a material adverse effect on our brand, business, results of operations, financial condition and prospects.  There also have been attempts to bring to the marketplace a product similar to our road base stabilization material, which we consider to be in violation of our registered patent.  If we are unable to defend our intellectual property rights successfully, our business and financial condition may be adversely affected.

In addition, as we may expand our operations in the future, this expansion may require us to obtain additional intellectual property.  We may not be successful in our efforts to obtain protection for our newly developed intellectual property.  Failure to protect such intellectual property rights can give rise to a number of negative consequences.  In addition, there can be no assurance that conflicts will not emerge between us on the one hand and employees, outside specialists or other businesses on the other hand, in connection with the joint development of trademarks, software, products or know-how and the sharing of the right to use such trademarks, software, products or know-how.

We depend on a variety of information technology systems (including the internet)

We depend on a variety of systems for our operations, including inventory management, stock replenishment, customer-relationship management, management reporting and accounting systems.  Failures or significant disruptions to our information technology systems could prevent us from making sales, placing orders, managing inventory, shipping products and otherwise conducting our operations efficiently.  We also rely on the internet for information sharing among our various offices.  The internet generally, and individual websites in particular, have experienced a number of disruptions and slowdowns, some of which have been caused by organized attacks or security breakdowns.  Were we to experience a significant security breakdown or other disruption to our information technology systems, sensitive information could be compromised and our operations could be disrupted, which could harm our relationship with our suppliers or customers, or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, our ability to operate our business depends on our ability to protect the information technology systems that we operate from the intrusion of third parties who may attempt to enter our systems through the internet or otherwise.  Third parties may attempt to gain access to our systems, and we cannot be certain that we will be able to protect our systems from such attacks.  If such attacks occur, some of the problems we may encounter include theft or destruction of our data, including commercial, financial and product information.  In addition, disgruntled employees may cause similar damage to, or take similar actions with respect to, our information technology systems to which they have authorized or unauthorized access. If such an attack occurs or damage is inflicted, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operations are conducted by our subsidiary, resulting in our significant dependency on this subsidiary for dividends and cash flows

Substantially all of our assets consist of the equity interests that we hold in 494 UNR, our operating subsidiary.  As a result, we depend upon dividends and other payments from our subsidiary for the funds necessary to meet our financial obligations.  Such dividends and other payments are subject to tax (including Russian withholding taxes which may be imposed on such dividends at a 5% rate under the income tax treaty currently in place between the United States and the Russian Federation), customs and other legal requirements, including without limitation, those set forth in Russian Federation Federal Law No. 173 “On Currency Regulation and Currency Control” of December 10, 2003, as amended, which could limit or delay our receipt of any funds from 494 UNR.  In addition, currently the charter of 494 UNR allows only annual dividends to shareholders.  There can be no assurance that we will receive sufficient funds from our subsidiary to meet our financial obligations or that, over time, we would be able to maintain control over our subsidiary so as to cause it to provide sufficient funds to our company.  Due to our holding company structure, any claim against our company (including a claim by our shareholders upon liquidation) will be effectively subordinated to claims against our subsidiary, 494 UNR.  The occurrence of any or all of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Unionization of our workforce could limit our flexibility in managing our workforce and increase our payroll costs and/or lead to labor conflicts

All of the Russian employees of 494 UNR are members of a trade union, and 494 UNR is a party to a union contract with respect to all of such employees.  This contract limits our flexibility in managing our workforce and could lead to a substantial increase in our payroll costs and/or labor conflicts, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our indebtedness or the enforcement of certain provisions of our financing arrangements could have a material adverse effect on our business

We owe amounts to employees, suppliers, service providers as well as tax authorities.  In addition, through 494 UNR, depending on our construction project, we finance up to the full amount of our construction and related costs of such projects.  To help us meet these obligations, from time to time we borrow funds from financial institutions.  In order to secure some of these financings, we have pledged inventory, equipment and vehicles, and provided guarantees and suretyships.  Among other things, our indebtedness could potentially (a) limit our ability to obtain additional financing; (b) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (c) place us at a competitive disadvantage relative to our competitors with less indebtedness; (d) lead to a partial or complete loss of control over some of our inventory; (e) render us more vulnerable to general adverse economic and market conditions; or (f) require us to dedicate substantially all or a significant portion of our cash flow to service our debt.

Our ability to make payments on our debt depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which we cannot control.  If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures in an attempt to restructure or refinance our debt; selling our assets or operations; or seeking additional equity capital.  We might be unable to take any of these actions on favorable terms, in a timely manner or at all.  Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, results of operations, financial condition and prospects.  Our inability to service our debt through internally generated cash flow or other sources of liquidity would put us in default of our obligations to our creditors, which could result in a material adverse effect on our business, results of operations, financial condition and prospects and result in the loss of your entire investment in the shares of our common stock.

Salary increases in Russia may reduce our profit margins

Salaries in Russia have historically been significantly lower than salaries in the more economically developed countries of North America and Europe for similarly skilled employees, although they have increased significantly in recent years.  Additionally, salaries of our key officers and senior managers tend to be lower than market levels of compensation for similar personnel.  If, after the Russian economy recovers, salaries in Russia begin to increase as rapidly as they were increasing in the years preceding the current economic crisis, or if we are forced to increase compensation levels of our key officers and senior managers commensurate with the market, our profits could be reduced. Unless we are able to continue to increase the efficiency and productivity of our employees in line with or at a faster rate than the rate of their salary increases, salary increases could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our results of operations could be adversely affected by currency fluctuations

According to the CBR, the Ruble nominally appreciated against the US Dollar by 4.0% in 2006, 6.3% in 2007, 3.1% in 2008 and 6.3% in 2009.  Because we report our financial statements in US Dollars (while our operating subsidiary reports its financial statements in Rubles), depreciation of the Ruble against the US Dollar results in a decrease in our revenues when expressed in US Dollars and a decrease in our costs in US Dollar terms.  Depreciation of the Ruble against the US Dollar also results in a decrease in the reported US Dollar value of our Ruble-denominated assets (and liabilities).  The Russian government has used significant amounts of its international currency reserves to support the Ruble but has stated that it may be unwilling to continue such support in the future.  Should the Ruble further depreciate against the US Dollar and should the Russian government halt its support of the Ruble through the sale of its currency reserves, a significant devaluation of the Ruble may result, which could, in turn, result in a decrease in our revenues when expressed in US dollars and a decrease in our costs in US Dollar terms.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments

UNR Holdings is a holding company.  As a result, we do not have, and will not have, any significant operations or assets other than our ownership of the equity interests in our operating subsidiary, 494 UNR.

Dividends and other permitted distributions from our operating subsidiary are our sole source of funds to pay dividends to shareholders and meet ongoing cash requirements, including debt service payments, if any, and other expenses.  Russian law and regulations restrict the declaration and payment of dividends and the making of distributions by 494 UNR, unless specific regulatory requirements are met.  In addition, currently the charter of 494 UNR allows only annual dividends to  its shareholders.  As such, any payment of dividends or other permitted distributions by 494 UNR to UNR Holdings will be subject to regulatory restrictions and any applicable contractual restrictions on any such payments.  If, as a result of such restrictions, we cannot receive dividends or other permitted distributions from 494 UNR in an amount sufficient to enable us to meet our cash requirements at the holding company level, our business, financial condition and result of operations could be materially adversely affected.

Political and Social Risks Relating to Russia

Political and governmental instability, including conflicts among federal, regional and local authorities, could create an uncertain operating environment hindering our long-term planning ability and could have an adverse effect on our business, results of operations, financial condition and prospects

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the limited success of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by some social and ethnic groups.

Political conditions in Russia were highly volatile in the 1990s, as evidenced by frequent conflicts among executive, legislative and judicial authorities, which negatively affected Russia’s business and investment climate. Vladimir Putin, a former President of the Russian Federation who currently is Russia’s Prime Minister, generally increased governmental stability and continued the economic reform process, which made the political and economic situation in Russia more conducive to investment. On December 2, 2007, the State Duma elections were held and, on March 2, 2008, presidential elections were held in Russia. Though the recent structure of political forces in the State Duma did not change substantially, a new President, Dmitry Medvedev, assumed power from President Putin following the inauguration on May 7, 2008. Although a significant degree of continuity has been maintained between the two administrations due, in large part, to the appointment of Vladimir Putin as Russia’s Prime Minister, President Medvedev may take a different approach to reforms and to the state’s foreign and domestic policies in the future. Moreover, shifts in governmental policy and regulation in Russia may be less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Current and future changes in the government, major policy shifts or lack of consensus between the President of Russia, the government, Russia’s parliament and powerful economic groups could lead to political instability which could have a material adverse effect on the value of investments relating to Russia, including the value of the shares of our common stock.

Russia is a federation of various sub-federal political units.  The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested.  Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability.  In particular, conflicting laws have been enacted in areas such as licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the Russian courts, and such challenges may occur in the future.  This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, either of which may prevent us from effectively and efficiently carrying out our business strategy.

Russia also is subject to heightened volatility based on economic, military and political conflicts.  For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia resulted in significant overall price declines on the Russian stock exchanges.  The emergence of any new or escalation of existing tensions in the region could negatively affect the economy of Russia and other countries that are involved.  Such tensions or conflicts may lead to reduced liquidity, volatility and significant reductions in the value of companies based in Russia, such as our operating subsidiary, which could a resulting negative effect on our business, results of operations, financial condition and prospects.

In addition, ethnic, religious, historical and other divisions have, on occasions, given rise to tensions and, in certain cases, military conflict and terrorist attacks.  Thus, the conflict in Chechnya brought normal economic activity within Chechnya to a halt for a period of time and negatively affected the economic and political situation in neighboring regions.  Terrorist attacks have occurred on a periodic basis in the neighboring republics of Ingushetia and Dagestan.  Violence and attacks relating to conflicts in the North Caucasus also spread to other parts of Russia and resulted in terrorist attacks in Moscow where we conduct all of our business.  In the future, such tensions, military conflicts or terrorist activities could have significant political consequences, including the imposition of a state of emergency in some or all regions of Russia.  Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Social instability, particularly that caused by worsening economic conditions and turmoil in the Russian financial markets, could lead to labor and social unrest, increased support for renewed centralized authority, nationalism or violence

Failure of the Russian government to adequately address social problems has led in the past, and could lead in the future, to labor and social unrest.  Moreover, the worsening economic conditions and turmoil in the financial markets in Russia may result in high unemployment, the failure of state and private enterprises to pay full salaries on time and the failure of salaries and benefits generally to keep pace with the increasing cost of living.  These conditions have already led to a certain amount of labor and social unrest that may continue or escalate in the future.  Such labor and social unrest could have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including support for re-nationalization of property, or expropriation of, or restrictions on, foreign involvement in the economy of Russia as well as increased violence.  Any of these consequences could have an adverse effect on confidence in Russia’s political and social environment and the value of investments in companies with assets or operations in Russia, restrict our operations there and lead to a loss of revenue, or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

The reversal of reform policies or government policies targeted at specific individuals or companies could have an adverse effect on our business as well as investments in Russia generally

During the presidency of Vladimir Putin and the current presidency of Dmitry Medvedev, the political and economic situation in Russia has generally become more stable and conducive to investment. However, any significant struggle over the direction of future reforms or the reversal of the reform process could lead to a deterioration in Russia’s investment climate that might constrain our ability to obtain financing in the international capital markets, limit our sales in Russia or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

In the recent past, Russian authorities have prosecuted some Russian companies, their senior managers and their shareholders on tax evasion and related charges.  In some cases, the result of such prosecutions has been the imposition of prison sentences for individuals and/or significant claims for unpaid taxes with respect to companies such as Yukos, Mechel, TNK-BP and Vimpelcom.  Some analysts contend that such prosecutions demonstrate a willingness to reverse key political and economic reforms of the 1990s.  Other analysts, however, believe that these prosecutions are isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider program of asset redistribution.

Crime and corruption could create a difficult business climate in Russia

The political and economic changes in Russia in the 1990s have resulted in a decrease in the effectiveness of actions of law enforcement authorities against crime and corruption.  The local and international press has reported that significant organized criminal activity has arisen, particularly in large metropolitan centers, and that high levels of corruption exist in Russia including the bribing of government officials for the purpose of instigating investigations by government agencies.  Press reports have also described instances in which government officials engage in selective investigations and prosecutions to further their commercial interests or those of certain individuals.  Additionally, some members of the Russian media are alleged regularly to publish disparaging articles in return for payment.  The presence of organized or other crime, the demands of corrupt officials or potential future claims that we have been involved in official corruption could result in negative publicity or disrupt our ability to conduct effectively our business through our subsidiary 494 UNR located in Russia, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Incomplete, unreliable or inaccurate official data and statistics could create uncertainty

The official data published by Russian federal, regional and local government agencies are substantially less complete or reliable than those of some of the more economically developed countries of North America and Europe.  Official statistics may also be produced on different bases than those used in more economically developed countries.  Additionally, we rely on and refer to information and statistics from various third-party sources and our own internal estimates.  For example, substantially all the information contained in this prospectus concerning our competitors has been derived from publicly available information, including press releases.  We believe that these sources and estimates are reliable, but we have not independently verified them.  However, to the extent that such sources or estimates are based on official data released by Russian federal, regional and local government agencies, they will be subject to the same uncertainty.  Any discussion of matters relating to Russia in this prospectus is, therefore, subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

Economic Risks Relating to Russia

Emerging markets such as Russia are generally subject to greater risks than more developed markets, and global financial or economic crises or turmoil in Russia or even another large emerging market country could have an adverse effect on our business and the value of the shares of our common stock

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world, and, generally, investing in emerging markets such as Russia is only suitable for sophisticated investors who fully appreciate that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks.  Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly.

Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets.  The Russian equity markets have been highly volatile beginning in the second half of 2008, principally due to the impact of the global financial and economic crisis on the Russian economy.  Such volatility has caused market regulators to temporarily suspend trading on MICEX and RTS multiple times.  MICEX and RTS have experienced significant overall decline since their peaks in May 2008.  As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy.  In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn.  Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Potential investors are urged to consult with their own legal and financial advisers before making an investment in shares of our common stock.

Economic instability in Russia could have an adverse effect on our business

From 2000 through the first half of 2008, Russia experienced rapid growth in its gross domestic product, or GDP, higher tax collections and increased stability of the Ruble, providing a certain degree of economic stability.  However, the Russian economy has been adversely affected by the current global financial and economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world.  A sustained deterioration of the economic situation in the world may lead to a further worsening of the economic crisis in Russia, and, as a result, is likely to impact the profitability of our business.  Any of the following risks, which the Russian economy has experienced at various times in the past and some of which have already occurred during the current crisis, may have or have already had a significant adverse effect on the investment climate in Russia and, in turn, may burden or have already burdened the operations of our operating subsidiary 494 UNR in Russia:

●	significant declines in GDP;

●	high levels of inflation;

●	sudden price declines in the natural resource sector;

●	high state debt/GDP ratio;

●	instability in the local currency market;

●	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

●	pervasive capital flight;

●	corruption and the penetration of organized crime into the economy;

●	significant increases in unemployment and underemployment;

●	the impoverishment of a large portion of the Russian population;

●	large numbers of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

●	wide use of barter and non-liquid bills in settlements for commercial transactions;

●	pervasive tax evasion; and

●	growth of the black-market economy.

The Russian economy has been subject to abrupt downturns in the past.  For example, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its Ruble-denominated securities, the CBR stopped its support of the Ruble and a temporary moratorium was imposed on certain hard currency payments.  These actions resulted in an immediate and severe devaluation of the Ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.  These problems were aggravated by the near collapse of the Russian banking sector in connection with the same events.  This further impaired the ability of the banking sector to act as a reliable source of liquidity to Russian companies and resulted in the widespread loss of bank deposits.

In December 2008, the international credit rating agency Standard & Poor’s Financial Services downgraded Russia’s foreign currency sovereign credit rating, which reflects an assessment by such agency that there is an increased credit risk that the Russian government may default on its obligations, from BBB+/A-2 to BBBIA-3, in large part due to the impact of the current financial and economic crisis that began in the second half of 2008.  Moody’s Investors Service, another international credit rating agency, changed its outlook to stable from positive on Russia’s key ratings in December 2008.  In February 2009, Fitch Ratings Ltd downgraded its long-term sovereign rating for the Russian Federation from BBB+/A-2 to BBB/A-3, stating that the lowering of the ratings on Russia reflects risks associated with the sharp reversal in external portfolio and other investment flows, which has increased the cost and difficulty of meeting the country’s external financing needs.  Should any of the international credit rating agencies issue additional negative credit assessments, a further reduction in foreign investment and an increased cost of borrowing for the Russian government may occur.  In late 2008, the Russian government announced plans to institute more than US$200 billion in emergency financial assistance measures in order to ease taxes, refinance foreign debt and encourage lending.  There can be no assurance that these or other measures adopted by the Russian government to ameliorate the effect of the current financial and economic crisis will result in a short-term recovery of the Russian economy.  Indeed, the impact of the global financial and economic crisis on the Russian economy has led to, among other things, a reduction in the disposable income of the general population, a crisis of bank liquidity, a significant depreciation of the Ruble against the US Dollar and Euro, and increases in unemployment and inflation.

In addition, since Russia produces and exports large quantities of crude oil, natural gas and other commodities, its economy is particularly vulnerable to fluctuations in the prices of crude oil, natural gas and other commodities on the world market, which reached record high levels in mid-2008 and have since experienced significant decreases, particularly in the price of crude oil, which decreased by approximately 70% in the second half of 2008, only to recover approximately 49% during 2009.  A sustained decline in the price of crude oil, natural gas and other commodities could further disrupt the Russian economy.

Any deterioration in the general economic conditions in Russia could adversely influence the level of consumer demand for various products and services, including those offered by us, and therefore could have a material adverse effect on our business, results of operations, financial condition and prospects.

Inflation could increase our costs

The Russian economy has been characterized by high rates of inflation, including an annual inflation rate of 84.4% in 1998.  According to the CBR, the annual inflation rate was approximately 9.7% in 2006, 9.0% in 2007, 14.1% in 2008 and 8.8% in 2009.  Certain of our costs, such as salaries, construction costs and rent and utilities costs, are sensitive to rises in the general price level in Russia.  Due to competitive pressures or regulatory constraints we may not be able to increase our prices sufficiently to preserve our margins. As a result, high rates of inflation could increase our costs, and there can be no assurance that we will be able to maintain or increase our margins.

The physical infrastructure in Russia is in poor condition, which may lead to interruptions in the effective financial and economic activity

The physical infrastructure in Russia is largely outdated and has not been adequately funded and maintained over the past two decades.  Russia’s poor physical infrastructure disrupts the transportation of goods and supplies as well as communications and adds costs to doing business in Russia.  Particularly affected are the rail and road networks, power-generation and transmission networks, communication systems and building stock.  Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety.  Power disruptions also occur: in May 2005, an electricity blackout affected much of Moscow and some other regions in the central part of Russia for one day, disrupting normal business activity.  Other parts of the country face similar problems.  Furthermore, in August 2009, an accident occurred at the Sayano-Shushenskaya Hydroelectric Power Plant, the largest hydro power plant in Russia in terms of installed capacity, when water from the Yenisei River flooded the turbine and transformer rooms at the power plant’s dam, killing more than 70 people and causing billions of Rubles in damage.  As a result of the accident, the plant has halted power production, leading to severe power shortages for both residential and industrial consumers.

The federal government is actively pursuing the reorganization of the nation’s rail, electricity and telephone systems.  Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The poor condition or further deterioration of Russia’s physical infrastructure may harm the national economy, disrupt the transportation of goods and supplies, add costs to doing business in Russia and interrupt our business operations, including, among others, our ability to fully comply with quality standards applicable to our business, each of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Russian banking system remains underdeveloped, and we are only able to conduct banking transactions with a limited number of creditworthy Russian banks

Russia’s banking and other financial systems are not well developed or well regulated, and Russian legislation relating to banks and bank accounts may be subject to varying interpretations and inconsistent application.  The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time.  From April to July 2004, the Russian banking sector experienced further serious turmoil.  As a result of various market rumors and certain regulatory and liquidity problems, several privately owned Russian banks experienced liquidity problems and were unable to attract funds on the inter bank market or from their client base.  Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers.  Several of these privately owned Russian banks collapsed or ceased or severely limited their operations.  Russian banks owned or controlled by the government and foreign-owned banks generally were not adversely affected by the turmoil.

Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags behind internationally accepted norms in certain respects.  Banking supervision is also often inadequate, and, as a result, many Russian banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to determinations of inadequate capital and the insolvency of some banks.

The current global financial crisis has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others.  Profitability levels of most Russian banks have been adversely affected.  Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions.  We generally conduct our banking relationships with, and maintain accounts in, a small number of Russian banks, including the Savings Bank of the Russian Federation, or Sberbank.  The bankruptcy or insolvency of one or more of these banks could adversely affect our business. The continuation or worsening of the banking crisis or the bankruptcy or insolvency of the banks in which we hold our funds could prevent us from accessing our funds for several days or affect our ability to complete banking transactions in Russia, or may result in the loss of our deposits altogether, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Legislative and Legal Risks Relating to Russia

Weaknesses relating to the Russian legal system and Russian laws create an uncertain environment for investment and business activity in Russia and thus could have an adverse effect on our business

Risks associated with the Russian legal system include, to varying degrees, the following:

●	inconsistencies between: (i) federal laws; (ii) decrees, orders and regulations issued by the President, the government and federal ministers; and (iii) regional and local laws, rules and regulations;

●	a lack of judicial and administrative guidance on interpreting legislation as well as a lack of sufficient commentaries on judicial rulings and legislation;

●	the relative unavailability of Russian legislation and court decisions in an organized manner that facilitates understanding of such legislation and court decisions;

●	the relative inexperience of jurists, judges and courts in interpreting newly adopted legislation and complex commercial arrangements;

●	substantial gaps in the legal framework due to the delay or absence of implementing regulations for certain legislation;

●	a lack of judicial independence from political, social and commercial forces;

●	alleged corruption within the judiciary and the governmental authorities;

●	problematic and time-consuming enforcement of both Russian and non-Russian judicial orders and international arbitration awards;

●	a high degree of discretion on the part of governmental authorities, leaving significant opportunities for arbitrary and capricious government action; and

●	bankruptcy procedures that are not well developed and are subject to abuse.

Legislation relating to disclosure and reporting requirements and anti-money laundering legislation have only recently been enacted in the Russian Federation.  The concept of fiduciary duties being owed by management or directors to their companies or shareholders is new to Russian law.  Violations of disclosure and reporting requirements or breaches of fiduciary duties could have a material adverse effect on our business, results of operations, financial condition and prospects.

Additionally, the relatively recent enactment of many laws and the lack of consensus about the aims, scope, content and pace of economic and political reforms have resulted in ambiguities, inconsistencies and anomalies in the Russian legal system.  The enforceability and underlying constitutionality of more recently enacted laws are in doubt, and many new laws remain untested.  Any or all of these weaknesses could affect our ability to enforce our legal rights in Russia, including rights under our contracts, or to defend against claims by others in Russia.

Shareholder liability under the corporate law of Russia could result in our becoming liable for the obligations of our subsidiaries

Russian law generally provides that shareholders in a Russian joint stock company or participants of a limited liability company are not liable for the obligations of such a company and bear only the risk of loss of their investment.  This may not be the case, however, when one legal entity is capable of determining decisions made by another entity.  The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo in Russian).  The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo in Russian). The effective parent bears joint and several liability for transactions entered into by the effective subsidiary in carrying out business decisions if:

●	the effective parent gives binding instructions to the effective subsidiary; and

●	the right of the effective parent to give binding instructions is set forth in the charter of the effective subsidiary or in a contract between such entities.

Moreover, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses.  Accordingly, in our position as an effective parent, we could be liable in some cases for the debts of our effective subsidiaries.

Arbitrary government action in the Russian Federation could have an adverse effect on our business and reduce the value of the shares of our common stock

Government authorities have a high degree of discretion in the Russian Federation and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts.  Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions.  Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances or registrations or to void transactions, seemingly for political purposes.  In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage.  Unlawful, selective or arbitrary government action, if directed at our operations, could lead to the loss of key licenses, termination of contracts, invalidation of share issuances, civil litigation, criminal proceedings and imprisonment of key personnel, any of which could have a material adverse effect on our operating subsidiary 494 UNR located in Russia and, therefore, on our business and results of operations, financial condition and prospects.

Lack of independence and inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or our shareholders from obtaining effective redress in a court proceeding, which could have an adverse effect on our business or the value of the shares of our common stock

The independence of the judicial system and the prosecutor general’s office and their immunity from economic, political and nationalistic influences in Russia is less than complete.  The court system is often understaffed and underfunded.  Judges are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and court orders are not always enforced or followed by law enforcement agencies.  Additionally, the press has often reported that court claims and governmental prosecutions are sometimes influenced by or used in furtherance of political aims or private interests. We and/or 494 UNR may be subject to such claims and may not be able to receive a fair hearing. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain.  Any of these factors could negatively affect claims by or against us, including our litigation with the Russian Ministry of Defense described in note 7 to our audited restated consolidated financial statements as of and for the year ended December 31, 2009, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

It may be difficult to ascertain the validity and enforceability of title to land in Russia and the extent to which it is encumbered or to obtain certain approvals, consents or registrations and to comply with the requirements contained in such approvals, consents, registrations and other regulations

Following the dissolution of the Soviet Union, land reforms commenced in Russia and real estate legislation changed continuously. Over the following years, more than 100 federal laws, presidential decrees and governmental resolutions were enacted or issued. Almost all Russian regions passed their own real estate legislation. In many instances, there was no certainty regarding which municipal, regional or federal government body had power to sell, lease or otherwise dispose of land.

In 2001, the Russian Civil Code was amended, and the new Russian Land Code and other federal laws regulating land use and ownership were enacted.  Nevertheless, the legal framework relating to the ownership and use of land and other real property in Russia is not yet sufficiently developed to support private ownership of land and other real property to the same extent as is common in countries with more developed market economies.  Because of Russia’s vast territory and difficulties of being in a transitional phase, the process of surveying and title registration may last for many years. Thus, it is often difficult to ascertain the validity and enforceability of titles to land in Russia and the extent to which titles are encumbered. Moreover, in order to use and develop land and other real estate in Russia, approvals or consents of or registrations with various federal, regional and local governmental authorities are required. Furthermore, it is not always clear which governmental body has the right to lease land; construction approval procedures are intricate and such approvals may be contested or cancelled; and building and environmental regulations often contain requirements that are difficult to fully comply with in practice.  Failure to obtain the required approvals, consents or registrations and to comply with the requirements contained in such approvals, consents, registrations and other regulations may lead to severe consequences for landowners and other real estate owners and lessees, including with respect to any current construction activities. These failures and other uncertainties mentioned above may have a material adverse effect on our business, results of operations, financial condition and prospects.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor taxpayers, and therefore our subsidiary 494 UNR may be subject to a greater than expected tax burden that could materially adversely affect our business and results of operations

Generally, taxes payable by Russian companies are both substantial and numerous.  These taxes include, among others, corporate income taxes, VAT and other sales-based taxes, unified social tax and pensions contributions (contributions to social security funds as of January 1, 2010), corporate property tax and other taxes.

The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation.

The quality of tax legislation has generally improved since the introduction of the first part of the Tax Code of the Russian Federation, or the “Tax Code”, in 1999, and Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and corporate property tax with new chapters of the Tax Code.  In practice, Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities.  Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement.  Tax declarations, together with related documentation, are subject to review and audit by a number of authorities, each of which may impose fines, penalties and interest charges.

Generally, a tax audit covers the taxpayer’s activities for the three calendar years immediately preceding the year in which the decision to carry out the audit is adopted. This provision of the Tax Code relates to the fact that the tax authorities are prohibited from carrying out repeat on-site tax audits with respect to the same taxes for a tax period that has already been audited (an exception exists when the audit is carried out in connection with the restructuring/liquidation of a taxpayer or by a higher-instance tax authority for the purpose of checking the activities of lower-instance tax authorities or if a taxpayer resubmits an adjusted tax return, based on which the amount of tax is decreased). This limitation of the tax audit period is related to the statute of limitations on pursuing the commission of a tax offence, which is also limited to three years from the date on which a tax offence was committed or from the date following the end of the tax period during which the tax offence was committed (depending on the nature of the tax offence). Nevertheless, based on current judicial interpretation, there may be cases where the limitation period may be extended beyond three years. In particular, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year period if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, amendments to the first part of the Tax Code, effective January 1, 2007, provide for the extension of the three-year statute of limitations on pursuing the commission of a tax offence if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because the terms “obstructed,” “hindered” and “created insurmountable obstacles” are not defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed,” “hindered” or “created insurmountable obstacles” with respect to an inspection and ultimately to seek penalties beyond the three-year term. In addition, in some instances, new tax regulations have been given retroactive effect.  Therefore, tax audits of 494 UNR may result in additional costs to us if the relevant authorities conclude that our subsidiary did not satisfy its tax obligations in any given year. They may also impose additional burdens on us by diverting the attention of the management of 494 UNR and/or UNR Holdings.  The outcome of these audits may result in significant fines, penalties and enforcement measures relating to 494 UNR, which may have a material adverse impact on our business, results of operations, financial condition and prospects.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources.  There can be no assurance that current taxes will not be increased or additional sources of revenue or income, or other activities, will not be subject to new taxes, charges or similar fees in the future.  For further discussion of the risks and uncertainties associated with the enforcement and application of laws in Russia in general and tax legislation and the tax regime in particular, see “—Arbitrary government action in the Russian Federation could have an adverse effect on our business and reduce the value of the shares of our common stock.”  In addition to 494 UNR’s tax burden, these risks and uncertainties complicate our overall tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our efforts to comply and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to our transactions with related parties and certain other transactions

Russian transfer pricing rules give Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities with respect to all “controlled” transactions, where the transaction price differs from the market price by more than 20%.  “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and any transactions with significant price fluctuations (i.e., if the price of such transactions differs from the prices for similar transactions by more than 20% within a short period of time). Transfer pricing adjustments are also applicable to the trading of securities or derivatives.  The terms and conditions of our transactions with related parties may be different than the terms we could obtain if we were dealing with third parties on an arms’ length basis.  See “Certain Relationships and Related Transactions.”  If the difference in such economic terms were in excess of 20%, we could be assessed additional tax liabilities by the Russian tax authorities.  Additionally, certain transactions between us and our operating subsidiary 494 UNR could, such as inter-company loans and contributions, could be reviewed by the Russian tax authorities if our inter-company dealings are on terms and conditions that are different from those between third parties dealing on an arms’ length basis.

In 2009, the Russian Ministry of Finance published a bill under which the Russian tax authorities would have greater ability to control prices for tax purposes. The bill is currently being discussed in the Government and, if adopted by the Russian Parliament, the relevant changes to the Russian tax system may take place with effect from 2010.

The Russian transfer pricing rules are vaguely drafted and subject to differing interpretations by Russian tax authorities and courts.  The imposition of additional tax liabilities under the Russian transfer pricing legislation in respect of our transactions with related parties, or our inter-company dealings, may have a material adverse effect on our business, results of operations, financial condition and prospects.

Russian legislation may not adequately protect against expropriation and nationalization

The Russian government has enacted legislation to protect foreign investment and other property against expropriation and nationalization.  In the event that such property is expropriated or nationalized, legislation provides for fair compensation.  However, there is no assurance that such protections would be enforced.  Expropriation or nationalization of our business could have a material adverse effect on our business, results of operations, financial condition and prospects.

Restrictive currency regulations may adversely affect our business and financial condition

Notwithstanding significant recent liberalization of the Russian currency control regime and the abolishment of certain restrictions from January 1, 2007, the Federal Law No. 173-FZ “On Currency Regulation and Currency Control” of December 10, 2003, as amended (the “Currency Law”), and current regulations still contain a number of limitations on foreign currency operations. In particular, Russian companies must notify Russian tax authorities on opening, closing or changes of details of bank accounts denominated in any currency with banks located outside of the Russian Federation. Such a notification must be filed within one month from the date on which such an account was opened or closed or on which the account details were changed. Moreover, certain currency control restrictions were not repealed from January 1, 2007, and these include a general prohibition of foreign currency operations between Russian companies (except for the operations specifically listed in the Currency Law and the operations between the authorized banks specifically listed in the CBR regulations) and the requirement to repatriate, subject to certain exemptions, export-related earnings to Russia. Restrictions on the ability of our subsidiary 494 UNR to conduct some of these transactions could increase our costs, or prevent us from continuing necessary business operations, or from successfully implementing our business strategy, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

As a result of the current state of the banking sector, considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia.  Any delay or other difficulty in transferring or remitting funds could limit our ability to meet payment and debt obligations as they become due, which could result in the acceleration of debt obligations and cross-defaults and, in turn, have a material adverse effect on our business, revenues, financial condition, results of operations and prospects.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of the shares of our operating subsidiary, 494 UNR

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register.  Currently, there is no central registration system in Russia.  Share registers are maintained by companies themselves or, if a company has more than 50 shareholders, by licensed registrars located throughout Russia.  Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar.  In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage.  Moreover, registrars are not necessarily subject to effective governmental supervision.  Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct.  This creates risks of loss not normally associated with investments in other securities markets.

Risk Factors Relating to This Offering

Because our principal shareholder owns a large percentage of our voting stock, other shareholders' voting power may be limited

After completion of this offering, our principal shareholder, Chairman of the Board of Directors and President, Alexey I. Kim, will own or control well in excess of the majority of our common stock.  As a result, following the offering, Mr. Kim will have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.  Mr. Kim may make decisions that are adverse to the interests of our other shareholders.

An active, liquid trading market for our common stock may not develop

Prior to this offering, the existing public market for our common stock has not been particularly active or liquid.  We cannot predict the extent to which investor interest in our company will lead to the development of a more active trading market on the NYSE Amex, where we intend to apply to have our common stock listed, or otherwise or how active and liquid that market may become.  If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase.  The initial public offering price for the shares of our common stock to be offered on this offering has been determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.  The market price of our common stock may decline below the offering price to the public set forth in this prospectus, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Our stock may be deemed a "penny stock," and you may have difficulty selling shares of our common stock

Depending on our net tangible assets and other factors at the time of this offering, our common stock may be considered penny stock, in which case trading in our securities would be subject to penny stock considerations.  Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the SEC.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system), in companies continuously in existence for at least three years with net tangible assets of less than $2,000,000.  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.  The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Because we will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully

We will have broad discretion on the use of the offering proceeds.  While we currently anticipate that we will use the net proceeds of this offering for working capital and other general corporate purposes, our management may allocate the net proceeds among these purposes as it deems necessary. In addition, market or other factors may require our management to allocate portions of the net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.  It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our common stock.

You will incur immediate and substantial dilution in the net tangible book value of the shares of our common stock you purchase in this offering

The price to the public at which the shares of our common stock are being sold in this offering is substantially higher than the net tangible book value per share after giving effect to this offering.  Therefore, if you purchase our shares in this offering, you will suffer an immediate dilution and substantial dilution in net tangible book value per share of our common stock, and thus a dilution of your investment.

We have not independently verified any market data or forecasts, and we cannot assure you of the accuracy or completeness of any such data contained in this prospectus

The market, industry and forecasts data contained in this prospectus have been taken from industry reports, research reports prepared for other purposes and, in some cases, from management estimates.  In particular, this data have been sourced from reports published and/or made available by the Federal State Statistics Services of the Russian Federation, or Rosstat, the Central Bank of the Russian Federation, or the CBR, and www.IRN.ru, an independent website monitored by us and other players in our industry, including real estate focused print and online media sources.  We have attempted to accurately reproduce and, so far as we are aware and have been able to ascertain from that published information, such that no facts have been omitted which would render the reproduced information inaccurate or misleading.  However, in the preparation of this prospectus, we have not independently verified this third party information nor has there been any investigation of the validity of the methodology of, or the basis used by, the third parties in producing such data or making estimates and forecasts.  We or the underwriters cannot give any assurance that any such information is accurate or, in respect of projected data, that such projections have been based on correct information and assumptions or that they will prove to be accurate.  We name sources of third party information whenever such third party information is used in this prospectus.

Our stock price after this offering may be volatile and might decline, and therefore you could lose all or part of your investment

We and the underwriters will negotiate to determine the offering price to the public of the shares to be sold in this offering. Such price may not be indicative of the future market performance of our common stock after this offering.  See “Underwriting”.  Consequently, the market price of our common stock after this offering may vary substantially from the offering price contemplated in this prospectus, may be volatile and decline for many reasons, and therefore, you may not be able to resell your shares at or above such offering price, for many reasons, some of which are beyond our control, including among others:

●	quarterly variations in our results of operations;

●	results of operations that vary from those of our competitors;

●	changes in expectations regarding our future results of operations, including financial estimates by securities analysts and investors;

●	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	announcements by third parties of claims against us;

●	changes in laws and regulations;

●	future sales of our common stock;

●	changes in the overall market for our common stock; and

●	the performance or prospects for companies in our industry.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to a company’s operating performance.  As a result, the trading price of our common stock may fall below the offering price to the public contemplated in this prospectus.

Because we do not plan to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell our common stock for a price greater than that which you paid for it

Holders of our common stock are entitled to cash dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends.  We have never paid dividends, and our management does not anticipate the declaration or payments of any dividends in the foreseeable future.  We currently intend to retain future earnings, if any, for future operation and expansion, and do not anticipate paying any cash dividends for the foreseeable future.  Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.  Moreover, UNR Holdings a holding company and has no direct operations.  As such, the ability of UNR Holdings to pay dividends or distributions depends almost exclusively on the ability of its subsidiaries (currently, 494 UNR) to pay dividends to UNR Holdings, and will be subject to regulatory, contractual and other constraints.  In turn, the ability of 494 UNR to pay dividends, if any, to UNR Holdings will depend on, among other things, 494 UNR’s future profits, financial position and capital requirements, the sufficiency of its distributable reserves, credit terms, general economic conditions and other factors that the directors of 494 UNR deem to be important from time to time.  For more information, see “Dividend Policy.”  As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Substantially all of our assets and management are located outside of the United States and it may be difficult for you to enforce judgments against us or our directors, executive officers and senior managers

We are a Colorado corporation.  Substantially all of our operations, assets and our only operating subsidiary, 494 UNR, however, are located in the Russian Federation, which may limit the legal recourse investors have against us.  Our subsidiary 494 UNR is an open joint stock company organized under the laws of the Russian Federation.  Most of our directors, executive officers and senior managers reside in Russia.  Substantially all of our assets and of the assets of our directors, executive officers and senior managers are located in Russia.  As a result, investors may not be able to effect service of process within the United States on our directors, executive officers or senior managers or enforce U.S. court judgments obtained against us, our directors, executive officers or senior managers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws.  In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws because these laws have no extraterritorial jurisdiction under Russian law.

Judgments rendered by a court in any jurisdiction outside the Russian Federation may not be enforced by courts in Russia unless (i) there is an international treaty in effect providing for the recognition and enforcement of judgments in civil cases between the Russian Federation and the country where the judgment is rendered, and/or (ii) a federal law of the Russian Federation provides for the recognition and enforcement of foreign court judgments.  We are not aware of a treaty or convention directly providing for the recognition and enforcement of judgments in civil and commercial matters between the United States and the Russian Federation.  In addition, Russian courts have limited experience in the enforcement of foreign court judgments. The limitations described above may significantly delay the enforcement of any court judgment, or completely deprive investors of effective legal recourse for claims against our company in connection with investment in shares of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in “Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, “Management” and elsewhere, including those using the words such as “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict”, “project”, “seek” and comparable phrases, as they relate to us and our management, are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  Forward-looking statements are not statements of historical fact and reflect the current views, beliefs and assumptions made by our management based on the information available, as of the date of this prospectus, regarding future events, operating performance, financial condition, business strategy and our plans and objectives for future operations.  These forward-looking statements relate to us and the industry in which we operate.

All forward-looking statements included in this prospectus address matters that involve risks and uncertainties.  Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements.  We believe that these factors include but are not limited to those described under “Risk Factors”, including the following:

●	changes in political, social, legal or economic conditions in Russia;

●	our ability to obtain necessary regulatory approvals and licenses for our business;

●	our ability to fund future operations and capital needs through borrowings or otherwise;

●	our ability to successfully implement any of our business strategies;

●	our expectations about growth in demand for products and services we sell;

●	competition in the marketplace;

●	changes in general economic conditions, including inflation, interest rates, foreign currency exchange rates and other factors;

●	our ability to respond to legal and regulatory developments and restrictions in relation to the construction industry;

●	our success in identifying other risks to our business and managing the risks of the aforementioned factors;

●	the ultimate outcome of our litigation with the Ministry of Defense of the Russian Federation described in note 7 to our consolidated financial statements included elsewhere in this prospectus; and

●	those described in this prospectus under “Risk Factors”, which should be read in conjunction with the other cautionary statements that are included in this prospectus.

This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this prospectus.  If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results and outcomes may vary materially from those described herein.  Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity.  Prospective investors should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

Any forward-looking statements speak only as of the date of this prospectus.  Subject to any obligations under applicable law, we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.  All subsequent written and oral forward-looking statements attributable to us, and those acting on behalf of us, are expressly qualified in their entirety by this section.

USE OF PROCEEDS

We expect to receive estimated net proceeds from this offering of approximately $               , after the payment of the underwriters’ discounts and commissions and our payment of the expenses of this offering estimated to be approximately $                .  We estimate that our net proceeds will be approximately $                   if the underwriters exercise their over-allotment option in full.  We intend to use these net proceeds for working capital and general corporate purposes, including without limitation, funding our construction operations, employee salaries, benefits and payroll taxes, and payment of consulting fees, rent and the various costs and expenses associated with our public company reporting and compliance obligations.

DIVIDEND POLICY

UNR Holdings has never declared or paid any cash dividends on shares of our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  Any future determination to pay dividends is at the discretion of our board of directors and is dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant, including Russian and U.S. state legal and regulatory constraints.

UNR Holdings is a holding company and has no direct operations.  The ability of UNR Holdings to pay dividends or distributions depends almost exclusively on the ability of its operating subsidiary, 494 UNR, to payment dividends to UNR Holdings, and will be subject to regulatory, contractual and other constraints.

Under Russian law, the amount of dividend payments that can be made by 494 UNR, if any, for any particular period will depend, among other things, on its financial condition, results of operations, cash flows, future prospects and any statutory restrictions.  Dividend payments, if any, must be recommended by our directors and approved by a general shareholders’ meeting, neither of which is under any obligation to recommend or approve any dividend payments.

For a further description of the restrictions on the ability of our subsidiaries to pay dividends, see “Risk Factors—Risks Related to Our Business and Industry—Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.”

CAPITALIZATION

The following table sets forth (as adjusted to reflect the one-for-thirty reverse stock split of our common stock effected by us on August 10, 2007):

●	our capitalization as of March 31, 2010; and

●
our pro forma capitalization giving effect to the sale of              shares of common stock in this offering at an offering price to the public of $        per share and application of net proceeds of this offering as described in “Use of Proceeds”, and after deducting underwriting discounts and commissions and our estimated offering expenses.

You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited restated consolidated financial statements as of and for the year ended December 31, 2009, our unaudited interim period consolidated financial statements for the quarter ended March 31, 2010 and related notes included in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma
	(in thousands)
		(Unaudited)

Cash and cash equivalents	$43,557	$

Debt:
Short-term debt	51
Other liabilities

Total debt	51

Shareholders’ equity:
Common stock, $0.001 par value per share, 500,000,000 shares authorized; 24,464,799 shares issued and outstanding on an actual basis, and shares issued and outstanding on a pro forma basis	24
Additional paid-in capital	100

Retained earnings	31,819

Accumulated other comprehensive loss	(781)

Total shareholders’ equity	31,162

Total capitalization

This table does not include any shares that may be issued by us pursuant to the underwriters’ over-allotment option.

MOSCOW REAL ESTATE CONSTRUCTION INDUSTRY

All data referenced below has been sourced from publicly available information.  We believe that we have accurately extracted this data, but we have not independently verified the data.

General Economic Overview

According to Real Estate Review, Russia 2010, a publication of Colliers International, or Colliers, the Russian Federation has been affected more than many other countries by changes in the global economy.  Following the sharp drop in prices for oil and the majority of metals, together with large-scale capital outflow, Colliers stated that the Russian government began to pursue the policy of controlled depreciation of the national currency.  During 2009, the value of the Russian Ruble decreased by approximately 3.8% against the US dollar, according to the exchange rates published by the CBR.  Colliers noted that, as prices for raw materials dropped, most commercial enterprises in Russia reduced their activities, causing the Russian industrial production index to drop by almost 20% in January 2009.  According to Colliers, despite the positive changes registered by the end of 2009, from November 2008 to November 2009, the Russian industrial production index declined by 10%.  These changes were accompanied by increased unemployment and high inflation in Russia, which, Colliers explains, resulted in a drop in real income.  Despite the significant growth in Russian consumer prices during the first quarter of 2009, according to Colliers, the Russian consumer price index stabilized at 8.8% for the year as compared to inflation of only 0.3% in the Euro zone.  According to Colliers, retail sales in Russia increased by RUB 531 billion from January to November 2009, compared to RUB 12,991 billion for 2008, but decreased by nearly 20% in US dollar terms.

Colliers also noted that, in the first quarter 2009, the Russian GDP decreased by more than 20%.  Colliers stated that the Russian GDP began to show growth in the second quarter 2009, which continued throughout the rest of the year.  The Ministry of Economic Development recorded an 8.5% to 8.7% reduction of GDP by year’s end.  According to Colliers, the growth after the first quarter 2009 was due primarily to measures by the government of the Russian Federation, as well as an increase in raw material prices.  Colliers explained that the Russian government allocated RUB 3.2 trillion, or 7.9% of the Russian GDP, to support the financial and labor markets, the banking system, various other sectors of the economy and social services, which was 20% higher in nominal terms than in 2008.

According to Colliers, the CBR eased monetary policy and gradually lowered the financing rate from 13% at the beginning of 2009 to 9% by the end of the year.  As a result, by the end of 2009, market indicators started to stabilize, and some improved slightly.  Despite significant increases in capital outflows in 2009, net capital outflow for the fourth quarter of 2009 stabilized at approximately $11.6 billion.  In addition, in December 2009 Standard Poor’s raised the Russian Federation’s ratings outlook from Negative to Stable.  The Russian Federation’s long-term and short-term foreign currency ratings are BBB/A-3.  Its long-term and short-term domestic currency ratings are BBB+/A-2.  Value transfer and currency conversion risks for domestic non-sovereign borrowers remains at BBB.

Overview of the Moscow Investment Market

Colliers also notes that the downward trends in the Moscow investment market in late 2008 continued into early 2009, including a decline in bank financing, growing vacancy rates and a decrease in rental rates in the Russian Federation.  In the second half of 2009, investment activity increased slightly.  According to Colliers, in addition to declining foreign investment, tougher lending policies adopted by banks became a major constraint.  Interest rates in the first half of 2009 were prohibitive.  In the second half of 2009, Colliers notes that banks were reluctant to provide loans to developers, although interest rates had declined since the beginning of the year.  According to Colliers, interest rates for RUB loans went down during 2009 and were in the range of 17% to 19% by the end of 2009.  Colliers further noted that interest rates for foreign currency loans also went down during 2009 and were in the range of 12% to 14% by the end of 2009.

Overview of the Moscow Housing Market

According to Moscow Elite Residential Rental Market, 2009 Results and Forecast for 2010 and Moscow Business Class Housing Market, 2009 Results and Forecast for 2010, publications by Intermark Savills, or Intermark, the number of new-build transactions in the first half of 2010 are expected to remain at the same level of the last quarter of 2009.  Intermark also believes that, in the second half of 2010, demand is expected to increase as key projects are being completed.  As in 2009, Intermark notes that the elite rental market, with monthly rents of up to $6,000 per month, will be in the highest demand.  Intermark expects the average price per square meter of business class property to decline by 10% to 15% in the first half of 2010.  Intermark expects prices to stabilize by the second half of 2010 for business class properties and increase for the elite rental market.  Investor interest, Intermark warns, is expected to remain low for new business class project contractions due to excess market supply.

Our Market Opportunity

Following the continuing negative effects of the global financial crisis of 2008 on the Moscow real estate market, our business has decreased as compared to the levels of business we experienced in 2008, however, we believe that our company was able to adapt to new market realities as a result of foresight and anti-crisis measures implemented by our management team.  At present, we see capacity for sustainable growth in our markets.  We anticipate that in 2010 the Russian economy should gradually begin to overcome the recent negative trends, and that the Moscow real estate market will be on the road to returning to pre-financial crisis figures.  We believe that Russian real estate should have a period of future active growth, and that we will be in a position to capitalize on that growth.  See also “Business — Our Strategy.”

BUSINESS

Our Company

We develop and construct multi-functional, multi-apartment residential complexes and commercial centers in high density and urban areas in the Russian Federation, principally in the city of Moscow, as well as in suburban communities in the vicinity of Moscow.  Our construction business has been in continuous operation in the Moscow area for over 40 years, originally formed as an agency of the Russian government and privatized commencing in 1998.  As such, we believe we are well-known in the Moscow real estate and construction business, and we strive to maintain a reputation for quality work and timely performance.  We also produce and supply our patented road base and slopes stabilization construction material, which we market under the name “Prudon-494” to infrastructure projects.  In addition, we consult on and supervise the installation of this material.

All of our business operations are located, and all our revenues are earned, in the Russian Federation.

We conduct our business through 494 UNR, our majority-owned operating subsidiary based in Russia.  494 UNR has completed projects in a number of other Russian cities and urban areas.

The principal offices of our subsidiary 494 UNR are located at 4, Stroitelnaya Street, Bronnitsy, Moscow Region, Russian Federation 140070, and its telephone number is (495) 771-6767.  Our principal offices are located at 301 East Pine Street, Suite 150, Orlando, Florida 32801, and our telephone number is (215) 464-7300.  Our Web site is located at  www.unrhs.com.  Information contained on our Web site does not constitute a part of this prospectus.

Our History

We were incorporated under the laws of the State of Colorado on January 6, 1999.  Prior to August 5, 2008, we were engaged in the housing business in the Republic of Ecuador under the name of Promotora Valle Hermoso Inc., or Promotora.  Effective March 24, 2008, we entered into an Acquisition Agreement (the “Acquisition Agreement”) with the principal stockholders of OJSC “494 UNR”, or 494 UNR, an open joint stock company incorporated under the laws of the Russian Federation.  The Acquisition Agreement provided for the acquisition by Promotora of 66.83% of the issued and outstanding shares of common and preferred stock of 494 UNR.  The remaining equity ownership of 494 UNR is held principally by the Russian Federation (approximately 25.5%), and by former employees of 494 UNR who received the shares at the time of 494 UNR’s privatization between 1998 and 2000 (holding together approximately 7.67%).

On August 5, 2008, at the closing of the transactions contemplated by the Acquisition Agreement, we issued 20,500,000 shares of our common stock to Alexey I. Kim, the controlling stockholder of 494 UNR and currently our controlling stockholder, Chairman of the Board and President.  As a result of the above transactions effected pursuant to the Acquisition Agreement, we became the majority stockholder of 494 UNR.  In accordance with the provisions of the Acquisition Agreement, Promotora’s existing officers and directors resigned their respective offices and positions and were replaced by new officers and directors of the Company.  In addition, as contemplated by the Acquisition Agreement, Promotora’s existing business was sold to Ramon Rosales, Maria-Gracia Rosales and Maria Fernanda Rosales, the former management of Promotora.

Effective September 14, 2009, we changed our name from Promotora Valley Hermoso, Inc. to UNR Holdings, Inc. and filed Articles of Amendment with the Secretary of State of the State of Colorado to effect such change.

Our business was started in 1967 as a construction services department of the construction operations of the Russian government.  The origin of 494 UNR is as a construction organization, which operated primarily in the city of Moscow and the surrounding Moscow area.  From 1967 through its privatization commencing in 1998, this business operated primarily in the city of Moscow and its suburbs.  494 UNR’s predecessor organization operated in Moscow and throughout an area covering approximately 130 kilometers from the center of Moscow, while presently 494 UNR constructs its projects in the city of Moscow and the adjacent area of approximately 60 kilometers from the city’s center.  In particular, 494 UNR’s predecessor historically specialized in general and infrastructure construction services such as:

●
design and construction of apartments and office buildings, building complexes in government projects, as well as parks, warehouses, shopping centers and retail facilities, hotels, commercial housing projects and light industrial projects for governments, developers, businesses and end users; and

●
the construction and maintenance of federal and local roads, highways and bridges, such as assistance with the reconstruction of the Moscow ring highway.  The construction organization that was 494 UNR’s predecessor also previously performed various construction and infrastructure related services, such as demolition, clearing, large-scale earthwork and grading, dewatering, drainage improvements and structural concrete supply.

In August 1998, pursuant to the directive and the related plan of privatization of the Ministry of the State Property of the Russian Federation, the privatization of 494 UNR’s predecessor was commenced, whereby its business was transferred to an open joint stock company OJSC 494 UNR.

Our Construction and Development Business

Several years ago, the management of 494 UNR determined to seek to concentrate more of its construction activities on real estate project construction and development.  While in the past we also rendered construction services, whereby we would be engaged by various governmental or private parties solely to construct projects, more recently we have shifted away entirely from these activities toward our current focus in the last two years on construction and development projects in which we retain ownership of a substantial portion of the completed project for sale by us directly to the purchasers of residential and commercial properties.  We believe that these construction and development projects provide us with more meaningful profit potential and opportunities in our markets.  In the infrastructure area, our current focus is on the supply of our patented road base and slopes stabilization product, Prudon 494.

We generally develop our projects on land owned by federal or local government.  Information about construction projects supported by the government is publicly available from industry sources; we monitor such information, identify those projects that are of interest to our company and submit a bid in response to a governmental request for a development proposal, including our proposed budget, specifications, and related terms and conditions.  In the event that we are the successful bidder in this process, we enter into an agreement with the commissioning governmental entity for the particular project.  These agreements typically contemplate that a portion of the constructed apartments is to be allocated and transferred to such governmental entity for its use; specific allocations vary and are determined for each project through negotiation.  The commissioning agency may or may not finance the construction cost of such retained apartments.  Other than the apartments allocated to the commissioning agency, we own the constructed apartments and must sell them to individual residential end customers to recoup our costs and realize profit.  We usually fund all of the construction and related costs that not financed by the commissioning agency.  We obtain the needed funds primarily from our sales of apartments in our completed projects.  We occasionally obtain project financing for a limited number of specific projects; however, as the credit market conditions deteriorated into 2009, we have not considered advantageous the terms on which such financing is available, and therefore, we have not sought project financing since then.  From time to time, we also draw on our operating credit lines with banks to help finance our business activities.  We continuously review and evaluate various sources of funding available to us, in order to attain more cost-efficient sources for financing our current and future projects.

In most of our projects, we act as a general construction contractor and use subcontracting companies for construction and infrastructure installation services.  We commence with preliminary planning, architectural design and related activities, as we obtain the various necessary permits and approvals for the specific activities to be undertaken in the course of our work on any given project.  We are a member of self-regulatory organizations of construction enterprises in Russia and have the requisite general certification to engage in the various construction activities.  We proceed through successive phases of our projects (which typically take over two years to complete), in compliance with the applicable permits and other requirements.  During the construction phase and after completion of our projects, we utilize our own sales personnel and real estate agencies that we engage generally on market terms and compensation on a commission basis, to sell the apartments in the residential buildings we construct.  At the present time, we mainly use the services of two real estate agencies, supplemented by several other real estate agencies we use from time to time, to market and sell a substantial portion of our constructed apartments.  We aim to maximize the number of apartment sales to individual end customers by the time we complete each building; however, we may not succeed at doing so and, in that case, apartments will remain to be sold after the project is completed.

The following table details our construction and development projects and their status as of December 31, 2009 (all amounts and percentages relate to residential, commercial and parking space retained by us in each project listed below).  Our current focus is on completing the three projects currently in progress: Nemchinovka—Residential Building, Marshal and Bronnitsy City projects.  For projects shown in the table that have not been commenced, we have secured plots of land and the right to construct such projects, but, in certain cases, the projects are subject to the execution of a more definitive agreement with our counterparties as to budgets, specifications, architectural planning and similar matters that are typically finalized and agreed upon prior to project commencement.  Although there is no assurance that each of these agreements will be timely negotiated and concluded on terms favorable to us, or at all, we believe that we will be successful in entering into these agreements on terms and conditions acceptable to us, due to our solid reputation on the Moscow market and our long-standing relationships with many of our counterparties in the construction and development business.

Construction and Development Project	Retained Residential (Sq. Ft., approx.)	Commercial (Sq. Ft., approx.)	Parking, (Sq. Ft)	% Completed	Total Retained Square Footage Sold (Sq. Ft., approx.)	Total Retained Square Footage Remaining to be Sold (Sq. Ft., approx.)	% Sold
Nemchinovka ** (Residential Building - located in Moscow area, first stage of construction)	123,957	—	—	50.7%	52,399	71,558	42.0%
Nemchinovka * (Residential Complex – located in Moscow area)	1,238,508	53,820	834,232	0.0%	4,360	2,122,200	1.0%
“Marshal” ** (Multi-functional complex - located in the city of Moscow)	185,301	679,687	520,527	36.0%	77,017	1,308,498	6.0%
“Na Yauze” *** (Multi-functional complex - located in the city of Moscow, first stage of construction)	203,301	12,886	73,154	100.0%	237,424	51,917	82.0%
“Na Yauze” * (Multi-functional complex - located in the city of Moscow, second stage of construction)	346,185	49,353	3,638	0.0%	—	399,176	0.0%

Construction and Development Project	Retained Residential (Sq. Ft., approx.)	Commercial (Sq. Ft., approx.)	Parking, (Sq. Ft)	% Completed	Total Retained Square Footage Sold (Sq. Ft., approx.)	Total Retained Square Footage Remaining to be Sold (Sq. Ft., approx.)	% Sold
Noginsk City* (Residential Building – located in Moscow area, Lesnova Street 3, block 3)	61,763	—	—	0.0%	—	61,763	0.0%
Noginsk City* (Residential Building – located in Moscow area, Krasnaya, neighborhood 5)	145,313	—	—	0.0%	—	145,313	0.0%
Noginsk City* (Residential Building – located in Moscow area, Komsomolskaya Street 132)	50,052	—	—	0.0%	—	50,052	0.0%
Bronnitsy City** (Residential Complex “Pushkinsky”, located in Moscow area, first stage of construction)	103,334	—	—	28.0%	29,078	74,256	28.0%
Bronnitsy City** (Residential Complex “Pushkinsky”, located in Moscow area, second stage of construction)	119,802	13,993	—	0.0%	—	133,795	0.0%
Balashikha*** (Residential Complexes, located in Moscow area)	30,128	—	—	100.0%	18,072	12,056	60.0%
Electrostal City *** (Residential Buildings, located in Moscow area, Yalagina Street, Pobedy Street)	17,760	—	—	100.0%	9,831	7,929	55.0%
Bronnitsy City *** (Residential Building, located in Moscow area, Pionersky Pereulok 5)	96,197	—	—	100.0%	19,865	76,332	21.0%
Noginsk City *** (Residential Building – located in Moscow area, Lesnova Street 3, blocks 1 and 2)	72,720	—	—	100.0%	44,583	27,867	62.0%
TOTAL:	2,794,321	809,738	1,431,552	46.0%	443,272	4,542,712	9.0%
_________________
*	Project in the preliminary architectural planning phase.
**	We are actively engaged in the appropriate phase of the particular project.
***	Construction and development of the project has been substantially completed.

At December 31, 2009, our projects under development (consisting of projects that we completed, those under active construction and, finally, the projects that are in the preliminary planning stages) represented approximately 2,794,321 square feet in the aggregate.  At December 31, 2009, the sales price per square foot of our constructed space that we were able to achieve in our business ranged (1) between approximately $399 and $584 per 1 square foot of new construction in the city of Moscow, and (2) between approximately $169 and $243 per 1 square foot of new construction in the Moscow suburbs (based on the conversion rate of 30.24 Rubles to 1 USD on December 31, 2009), according to the Central Bank of Russia, or CBR).  No assurance can be given as to future sales prices at the time we complete any particular project and may commence apartment sales involving any such project.

Construction Contracts

To date, we have obtained most of our construction and development projects by bidding through the official governmental process for the right to develop or construct a particular project.  Our contracts are generally obtained through competitive bidding in response to advertisements by federal, state and local government agencies and private parties.  Government relations are important to the successful conduct of our business, and we believe that we are able to continue to maintain the same in view of the long-standing history of 494 UNR and its predecessor, and its brand and solid reputation.  Our contract risk mitigation process includes identifying risks and opportunities during the bidding process, review of bids fitting certain criteria by various levels of management.

We act as prime contractor on most of the construction and development projects we undertake.  We accomplish our projects through our own construction organization, and we also subcontract construction work and specialized activities such as electrical and mechanical work.  As prime contractor, we are responsible for the performance of the entire contract, including subcontract work.  Thus, we may be subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated.

Our construction contracts are typically two or more years in duration.

Our Infrastructure Business

In addition to our construction and development business, we supply our patented road base and slopes stabilization construction material “Prudon-494” to infrastructure projects, and we supervise the installation of this product.  Our road base and slopes stabilization product is a net that resembles the surface of a beehive, which forms a base beneath asphalt or on non-stable soils in order to make the roadbed or unstable soils more stable.  This product can be used in reinforcement of earth banks and slopes bordering roads and railroads, the bases of bridges, in the construction of airports, or for reinforcement of ski slopes.  We manufacture our road base and slopes stabilization product in the Russian Federation using manufacturing partners.  We own a Russian patent for this product, which covers the material itself and the ultrasonic welding used in the production of the material.  At the present time, this patent has a term ending in 2018 and is filed only in the Russian Federation.

This line of our business involves the delivery of our patented road base and slopes stabilization product to governmental infrastructure projects.  Our customers include the construction subcontractors engaged on projects for the biggest government-controlled oil and gas corporations, Gazprom and Transneft.  We are also obligated to consult on, and supervise, the installation of this product.  Typically, government or government-controlled entities initiate and manage these large-scale infrastructure projects in various areas on the territory of the Russian Federation, and engage various subcontractors to carry out particular aspects of the projects.  We enter into agreements or subcontracting agreements for the supply of “Prudon-494” with subcontractors for government infrastructure projects, or directly with government or government-controlled parties initiating such projects.

In our fiscal year 2009 the relative significance of our infrastructure line of business was somewhat diminished, as potential buyers of our road base material postponed, extended or put on hold related projects.  We believe that infrastructure projects remain a focus of the Russian Government, and we expect eventually to benefit from this environment and to see a gradual pickup in orders for our road base material.

Our Strategy

Our current strategy is to generate funds through the sale of apartments in our five substantially completed projects (Na Yauze (first stage), Balashikha, Electrostal City, Bronnitsy City and Noginsk City as described in the table on pages 42 and 43 of this prospectus), and to use these funds to complete our three currently active projects (Nemchinovka (first stage), Marshal and Bronnitsy City (first stage)).  We intend to use the funds generated from the sale of space in the constructed projects in the planning, construction and development stages of our remaining projects.  Our overall objective is to develop our projects in areas with high demand for residential properties, such as the city of Moscow; we believe that the higher prices for real estate in these areas may present a more meaningful profit potential for our company.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●           Experienced management.  Our subsidiary 494 UNR operates a business that has been building and maintaining federal and local roads and bridges in various parts of the Russian Federation, and developing and building residential complexes, retail facilities and government property in the city of Moscow and its suburbs for over 40 years, including more than a decade under the leadership of our current majority stockholder, Chairman of the Board and President, Alexey I. Kim, who has served our company and our predecessor organization, in various capacities and on a substantially continuous basis, for decades.  Our Chief Executive Officer has served 494 UNR in various capacities co-managing all significant projects of 494 UNR, since 1999 (with minor interruptions).  Our Chief Financial Officer joined 494 UNR’s predecessor in 1992 and has extensive experience in our field.  We have at least four executives or managers who have, on average, at least 15 years of experience in the construction and infrastructure services industry.

●          Quality Control and Customer Service.  We strive to provide a high level of customer service during the sales and construction process, as well as customer care following the closing of the apartment sale to the individual end customers.  Our sales representatives, on-site construction supervisors and related personnel work as a team in an attempt to ensure a high level of customer satisfaction.  Our sales staff receives training in understanding the needs of the residential customers and assisting them in the selection of an apartment and processing of related documentation.  Our residential construction and development projects are regarded as suitable assets for mortgage applications by such reputable Russian banks as Gazprombank, VTB, Sberbank and Bank Vozrozhdenie.  As part of our commitment to quality assurance, each apartment is subject to a series of stringent construction quality inspections covering virtually every aspect of the construction process.  We believe this high level of attention to quality assurance in the construction process and focus on our end customers’ post-closing experience has earned us a reputation for delivering high-quality products and excellent customer service.  Likewise, throughout the production process of the road base stabilization material that we supply to infrastructure projects, the material is subjected to rigorous testing to ensure that the final product satisfies the applicable quality standards.

●           Ability to finance our construction and development projects.  We typically finance up to all of the construction and related costs of developing our projects.  We obtain the needed funds primarily from our sales of apartments and, to a lesser extent, from other sources such as project financing, to the extent available.  We believe that our ability to finance a majority of the costs of our projects distinguishes us from some of the other players in our market, as we compete for construction and development projects.

●          Brand Recognition.  We believe the 494 UNR brand is strong and recognized in the city of Moscow and the Moscow area markets.  This is due in large part to our predecessor’s long-standing presence in these markets and our resulting reputation for quality and reliability.  We plan to maintain and enhance this brand and continue to live up to our reputation for developing and building projects marked by quality and value.

Industry Background in the Russian Federation

While in the several years prior to mid-2008 our market of Moscow and its near suburbs was generally characterized by strong population and historical economic growth trends that have led to strong demand for housing, our industry has been adversely affected by the recent economic crisis, the effects of which continue to be felt at the present time.  In particular, because of the recent international liquidity crisis, there has been a decrease of demand for housing.  The Russian Government has announced measures to refinance mortgages to support the construction industry and has initiated several programs aimed at improving the housing conditions of Russian residents.  For example, we participated in the Presidential Program 15+15, which focuses on providing former military personnel with housing.

The Russian government also recently introduced measures aimed at supporting the economy and this economic stimulus package provides for, among other things, up to US$80 billion in funding designated for infrastructure and construction projects, as well as social sector improvements involving multi-family construction and development, these measures have only recently begun and it is unclear whether they will effectively increase demand in our industry.  We cannot provide any assurance that the government’s attempts to address the challenging conditions in the economy will be successful.

As the global economy gradually recovers, we anticipate that the eventual economic recovery in Russian in 2010 and 2011 should lead to improved consumer confidence and increased demand for real estate, which should allow us to benefit from existing pent-up demand for residential real estate in our markets.  In addition, the emerging demographic trends in Moscow appear favorable in terms of continued demand for housing in our markets.

Infrastructure projects, where our product for road bed base and slopes base reinforcement is used, are still a primary focus of the Russian Government.  The Russian government recently issued infrastructure bonds to help finance infrastructure projects during 2009.

It is our view that the fundamentals of supply and demand for the type of projects in which we are primarily engaged, quality real estate and infrastructure projects in Russia, remain solid in the medium to long term, and that we have made appropriate adjustments for the recent changes in Russian real estate market and infrastructure projects in that market.

Our Customers

For residential housing, our end customers are a diverse group consisting mostly of middle-class and upper middle-class wage-earning families residing in our markets.  While the wealth of Russian families has been adversely affected by the financial crisis, it has increased over the previous five years, and we believe there may be pent-up demand for residential housing in Moscow and the Moscow area.  Despite the adverse effects of the financial crisis experienced by our industry in 2008 and 2009, in late 2009 we observed some interest in the purchase of apartments from commercial players that invest in residential real estate.

During fiscal year 2008, over 10% of our aggregate sales of real estate were effected with the assistance of UNR Invest, one of the two real estate agencies we mainly use.  During fiscal year 2009, over 10% of our aggregate sales of real estate was effected with the assistance of NDV Real Estate, the second principal real estate agency on which we rely.  We regularly evaluate the real estate agencies we use, with the goal of partnering with the most effective players on the dynamic and evolving market in which we operate.  See also “—Sales and Marketing.”

For our road base and slopes stabilization product, in 2009 governmental infrastructure projects accounted for approximately 80% of our sales in this line of business, including the construction companies controlled or working with the biggest government-controlled oil and gas corporations, Gazprom and Transneft, and approximately 20% of sales were accounted for by private entities that are subcontractors for government infrastructure construction projects.

Sales and Marketing

We develop a customized marketing and sales strategy for each of our construction projects.  We are continuously engaged in research and development (R&D) as part of our commitment to further improving the quality of our patented material “Prudon-494” and to expanding its uses in various infrastructure projects, although we do not expect to incur material R&D costs in the next one to two years, in the ordinary course of our infrastructure business.

The core aspect of our marketing strategy is advertisement and enhancing our brand 494 UNR, which we do in print and online, though the mass media outlets, outdoor advertisements and dissemination of newsworthy updates related to our construction projects.  We participate in select industry and trade shows.  In compliance with applicable Russian regulations, each residential project is outfitted with banners containing updates on the construction process and available apartments and related matters of potential interest to the end customers.  We also install traffic and street signs containing directions toward our apartment complexes.  Models (including 3D models) of our residential and commercial construction projects are available for observation by potential end customers.

The sales and marketing strategy of our company is developed by our own marketing department.

The majority of the apartments constructed by us are sold with the assistance of reputable realtors and sales agents specializing in the marketing and sales of new construction, typically for several clients such as 494 UNR.  We continuously monitor real estate sales trends in the markets in which we operate, and we account for these developments to maximize our sales efforts.  During the continuing economic downturn, we have relied on our solid reputation and brand, coupled with creative pricing and marketing strategies responsive to the market conditions, to sustain and continue sales of constructed apartments.

Competition

The Moscow and Moscow area market of for real estate development is very large; there are more than 110 companies operating in this market.  During 2009, over three million square meters of housing was constructed in Moscow.  We believe that as a result of the financial crisis and its effect on the residential construction players in our markets of Moscow and its suburbs, the number of our competitors has decreased.

With respect to our construction business, we work in our markets with such companies as JSC PIK Group, JSC Sistema-Hals and OJSC LSR Group.  We operate our infrastructure and related services business in the near suburbs of Moscow, as well as throughout the country, depending on our particular projects.  With respect to our infrastructure projects and related services, we consider Mostotryad 18, Centerdorstroy and Interdorstroy to be our principal competitors at the present time.

We have identified a developing trend of a decrease in the square footage of residential new construction becoming available on the market.  We believe this trend will continue during 2010 due to many construction companies lacking the necessary financial resources for the execution of new construction projects.  Certain real estate experts believe that residential new construction volumes dropped meaningfully in 2009.  In the event that this trend continues, we believe that we may have an opportunity to strengthen our position in the residential construction in Moscow and the Moscow suburbs during 2010, as 494 UNR continues to use its working capital and the optimal, cost-efficient financing options available (and without incurring significant external debt obligations now available on terms we do not view as advantageous), in order to continue to finance the development of residential construction projects.

Regulation

Our business is subject to a variety of Russian legislation and regulations.

Regulation of Construction

The construction industry in Russia is regulated by general legislation and specialized legislation that includes legislation covering quality, health and safety standards.  A number of permits and consents, including those relating to health and safety and fire protection, are required in order to undertake construction.  In addition, construction is subject to applicable environmental, fire safety and sanitary norms and regulations.  Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and rules and the issuance and renewal of permits and in monitoring compliance with the terms thereof.  Compliance with the requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of our operations.

State and Local Bodies Involved

In addition to the state bodies and their subdivisions having authority over general matters, there are a number of state bodies regulating and supervising the construction industry.  The key state bodies are:

●
The Ministry of Civil Defense Affairs, Emergencies and Liquidation of Consequences of Natural Disasters, or the Emergency Ministry, which, among other things, supervises fire inspection authorities in charge of fire safety regulations.

●	The Federal Agency on Construction, Housing and the Communal Section, or Rosstroi.

●	Federal Agency for the Management of State Property.

●	Federal Registry Service.

●	The Federal Service on Ecological, Technologic and Nuclear Supervision.

●	Regional bodies of the state architectural and construction supervision.

●	Local authorities, which control compliance by the companies operating in their respective regions with various local rules, including those relating to waste management.

●
State courts, which resolve civil and administrative disputes, such as invalidating provisions of consumer contracts that violate consumer rights as well as imposing criminal sanctions for criminal offenses in the food retail industry, such as the manufacture and sale of goods not in compliance with the appropriate standards.

Applicable Legislation

There are approximately 18 pieces of federal legislation of the Russian Federation (in addition to certain other federal, regional and local laws and regulations), which regulate the construction market and our business activities, including the following key federal laws:

●
Russian Civil Code, establishes a general legal framework for regulation of the relationship between principals and contractors in the context of construction contracts, specifically, in respect of procedures for concluding such contracts, determination of the scope and pricing of the work to be performed, procedures for performance and acceptance of the work and obligations of contractors during the warranty period.  Russian Civil Code also regulates the relationship between suppliers and their customers under supply contracts, as well as purchase and sale contracts.  This legislation also defines various types of property (including real estate property) and property rights, and specifies various types of legal persons and procedures for their formation, existence and dissolution.

●
Russian Land Code No. 136-FZ dated October 25, 2001, as amended (the “Land Code”), establishes a general legal framework for making plots of land available for construction, zoning and similar matters.

●
Town Planning Code of the Russian Federation (the “Town Planning Code”), establishes a general legal framework for regulation of development of properties, including cities and towns, zoning, architectural and territorial planning, capital renovations, reconstruction of projects, the issuance of construction permits and similar matters.

●
Labor Code dated December 30, 2001, as amended (the “Labor Code”), establishes a general legal framework for regulation of the relationship between employers and employees and their respective rights and obligations.

●
Tax Code of the Russian Federation (the “Tax Code”), establishes a general legal framework for the system of taxation in Russia, including various types of taxes, circumstances giving rise to taxation, obligations of taxpayers and procedures for the payment of taxes, and the penalties and other consequences of failure of taxpayers to comply with their obligations under the Tax Code.

●
Administrative Code of the Russian Federation dated December 30, 2001, defines certain administrative procedures applicable to participants in construction projects, consequences of failure to comply with these requirements, and related provisions.

●	Certain other federal laws pertaining to construction of buildings, registration of real estate and construction, mortgages and similar matters.

Environmental Regulation

In addition to the foregoing, environmental laws and regulations impose certain restrictions and encumbrances on the apartment complexes that we design, develop and construct.  Some of these projects are located in areas that have special environmental protection.  In addition, the development of a project may be subject to certain obligations, including planning of greenery and clean-up measures.  These requirements may result in delays in the development of projects, or additional costs.

Regulation of Intellectual Property

State Bodies Involved

The Federal IP Service is the federal body which is authorized to register intellectual property rights, including trademarks, and agreements for the transfer of intellectual property rights, such as licensing agreements for the use of a trademark or agreements for the transfer of the right to a trademark.

Applicable Legislation

Until January 1, 2008, the main law concerning intellectual property applicable to us in connection with our trademark rights was the Law of the Russian Federation No. 3520-1 “On Trademarks, Service Marks and Appellations of Origin” dated September 23, 1992, as amended (the “Law on Trademarks”), which governed all issues relating to the registration and transfer of trademarks and their use.  Since January 1, 2008, intellectual property is regulated by Part 4 of the Russian Civil Code, which replaced the Law on Trademarks.  The regulatory regime for trademarks under Part 4 of the Russian Civil Code remains essentially the same as the one established by the Law on Trademarks.

Regulation of Trademarks

According to Part 4 of the Russian Civil Code, protection of rights to a trademark in Russia is subject to state registration with the Federal IP Service.  Upon the registration of a trademark in the state register for trademarks, the Federal IP Service issues a certificate of registration of the trademark, which is valid for 10 years from the date on which the application for registration was filed.  This term may be extended, each time for another 10 years, upon an application by the owner of the trademark filed with the Federal IP Service during the last year of the validity of the certificate.  The certificate of registration of a trademark is issued with respect to certain types of goods or services, which means that the trademark is not protected if it is used for other types of goods or services that are not covered by the certificate of registration.

A trademark may not be registered if:

●
it has no distinctive features or includes no other elements, except for those which are well-known for determining certain types of goods or represent common symbols and terms or state certain characteristics of goods, such as their quality, quantity, value, function, date, method and site of production;

●
as provided under an international treaty, to which Russia is a party, the relevant trademark is similar to any state flags, emblems, symbols, official stamps, countermarks, hallmarks and seals of guarantee or contains no other elements except for those mentioned above, or if the trademark is registered in a foreign state which is a party to such treaty with respect to wines or spirits produced on, or originating from, its territory;

●
it is similar to and may be confused with an international or Russian cultural heritage object, the name of a commodity’s place of origin, business name, commercial designation or industrial pattern or a domain name registered in the name of another entity;

●	it is misleading or contradicts public policy, principles of humanity or morals;

●
the relevant trademark is registered with respect to the same goods or services in the name of another entity, if the application for registration of the trademark with respect to the same goods or services has already been filed by such other entity, or if another entity’s trademark with respect to the same goods or services has been recognized as a well-known trademark in Russia; and

●	in certain other cases provided for by Part 4 of the Russian Civil Code.

A registered owner of a trademark may assign its right to the trademark or grant a temporary right to use a trademark to another entity under an agreement. Agreements for the assignment of a trademark and licensing agreements granting a temporary right to use a trademark are subject to registration with the Federal IP Service.
If such registration is not obtained, such agreements would be invalid.

Regulation of Real Estate

The key pieces of Russian legislation relating to land and other real estate are set out below. This description, however, does not purport to be a complete description of all applicable laws and should not be read as such.

State Bodies Involved

In addition to the state bodies and their subdivisions having authority over general matters such as taxation, there are a number of state bodies regulating real estate in Russia.  The key state bodies are:

●
The Federal Agency for State Registration, Cadastre and Cartography (the “Federal Register Agency”), which, inter alia, maintains a state register of the titles to real estate and of the transactions with respect to registered real estate.

●	The Ministry of the Regional Development of the Russian Federation, which is authorized, inter alia, to review construction documentation.

Applicable Legislation

Russian legislation regulating the ownership and leasehold rights to real estate and real estate construction includes the following:

●	Russian Civil Code;

●	Russian Land Code No. 136-FZ dated October 25, 2001, as amended;

●	Town Planning Code described above;

●	Federal Law No. 122-FZ “On State Registration of Rights to Immovable Property and Transactions Therewith” dated July 21, 1997, as amended (the “Law on State Registration”);

●	Federal Law No. 221-FZ “On State Cadastre of Real Estate” dated July 24, 2007, as amended;

●	Federal Law No. 172-FZ “On Transfer of Land Plots from One Category to Another” dated December 21, 2004, as amended; and

●
Federal Law No. 214-FZ “On Participation in Construction of Multi-apartment Buildings and Other Real Estate Objects and Modifications of Certain Legislation of the Russian Federation” dated December 30, 2004, which establishes a general legal framework for regulation of the relationship between builders and natural persons who purchase housing for their own use;

●	Federal Law No. 169-FZ “On Architectural Activities in the Russian Federation” dated November 17, 1995;

●	Federal Law No. 384-FZ “Technical Regulations as to Safety of Construction and Buildings” dated December 30, 2009;

●	certain other federal and regional laws and regulations.

General Provisions

Currently most of the land in Russia is owned by the state (i.e., the federal, local, regional or local governments).  The share of privately owned buildings and similar real estate is increasing due to a less restrictive regulatory regime with respect to these assets.

Russian law provides for the creation of a unified register, or cadastre, in which the details of real estate, such as their measurements, boundaries and various other detailed characteristics are recorded. As a general rule, only land plots with a state cadastre number may be subject to transactions.  A separate register is created for the registration of the titles to real estate and of the transactions in relation to registered real estate as described in more detail below.

All land is categorized as having a particular designated purpose, for example, agricultural land, land for use by industrial enterprises, power companies and communication companies, land for military purposes, forestry land and reserved land (i.e., land which is owned by the state but which can be transferred to any of the other categories).  Land must be used in accordance with its categorized purpose.  Under the Russian Land Code, land plots owned by the state or the municipalities may be sold or leased to Russian and foreign persons or legal entities.  However, certain land plots owned by the state may not be sold or leased to the private sector and are referred to as being “withdrawn from commerce” (for example, natural reserves and land used for military purposes are typically withdrawn from commerce).  Other land plots may be restricted in that they may not be privately owned, but they may be leased to the private sector (for example, land is often reserved for a particular cultural heritage purpose if a residential building of the 19th or early 20th century is built on such a land plot).

Under Russian law, a land plot and any buildings constructed upon it may be owned by different persons, in which case the owner of the building(s) may request that the owner of the land underneath such building(s) creates a set of legal rights so that the owner of the building(s) may access the land.

Regulation of Real Estate Construction

Obtaining Land Plots for Construction Purposes

Russian law generally allows individuals and legal entities to acquire land owned by state or municipal authorities for the construction and development of buildings. Russian law requires state or local authorities to grant permission for land plots to be used for construction purposes unless a land plot (i) has been withdrawn from commerce, (ii) is not permitted to be privatized under federal law or (iii) has been reserved for state or municipal needs.  Any refusal of state or local authorities to grant permission for a land plot may be challenged by the applicant in Russian courts.

Under the Town Planning Code, land plots are assigned for construction in accordance with town construction plans approved by the relevant authorities.

If a particular state and/or municipal land plot has not previously been assigned, such land plot may be either acquired or leased by an applicant. If more than one applicant wishes to acquire or lease the land plot, then the decision is taken through a public tender.

If, however, the land plot was assigned before submission of an application, then it can only be subject to lease, perpetual use and temporary gratuitous use. In this case, an application for preliminary approval of a land plot for construction specifies the land plot in question as well as the building’s proposed purpose, location and size.  The application may be submitted together with a feasibility study. The relevant state or municipal authority then grants a preliminary approval for the use of the land plot for construction. On the basis of applications submitted by various developers, the relevant authority makes a final decision on the land plot’s approval for construction.

Construction and Operation Permits

Construction of a building on a land plot may only be carried out after obtaining a construction permit from the relevant regulatory authorities.  The issuance of a construction permit generally requires state appraisal of the documentation related to the building project.  In order to obtain an affirmative decision, the project must comply with various state standards, environmental and sanitary and epidemiological laws, regulations and rules as well as fire safety and other types of safety requirements.

In addition, upon completion of construction, the relevant authority issues a permit for putting the building into operation, which confirms compliance of the new building with its project documentation.

Regulation of Real Estate Sales and Lease

According to the Russian Civil Code, agreements with respect to the sale or leasing of real estate must expressly set out the price of such sale or rent under the lease.  This restriction limits the ability of real estate industry participants to use price determination formulas and adapt to volatile market situations.

The transfer of ownership under a real estate sale agreement is subject to state registration, whereas the sale agreement itself is not required to be registered, except for sale agreements related to residential properties.  With respect to the leasing of real estate, both the lease rights and lease agreements are subject to registration, except for those lease agreements, which are for a term of less than one year.

State Registration of Titles to Real Estate and of Transactions Involving Such Registered Real Estate

All rights to real estate (including land plots and buildings) and certain transactions involving such real estate are required to be registered in the Unified State Register of Rights to Immovable Property and Transactions Therewith (the “Register of Rights”) maintained by the Federal Register Agency.  Under the Law on State Registration, registration with the Register of Rights is, inter alia, required for: (i) rights to, and encumbrances on, buildings, facilities, land plots and other real estate; and (ii) transactions involving registered real estate such as an establishment of a trust, a creation of a mortgage or an entry into a lease for a term of not less than one year.  Real estate and transactions involving such registered real estate are registered by the Federal Register Agency in the registration district where the property is situated.

Rights to real estate can only arise upon state registration. The failure to register a transaction that requires state registration generally results in the transaction being rendered null and void.

Liability of Land Plot Owners and Leaseholders

Owners and leaseholders of land plots and buildings are required to comply with federal, regional and municipal laws and regulations.  The owner of a building will usually bear all liabilities that may arise in connection with the building.  Owners and leaseholders are required, for example, to use the land plot (and, if required, the building) in accordance with its designated purpose and not to cause harm to the environment. Regional and municipal laws and regulations and agreements entered into with local and municipal authorities may provide for additional financial and other obligations such as financing of local transportation and social infrastructure.

Land and Real Property Taxation

Property Tax

Obligations to pay property tax apply to all Russian entities and to non-Russian entities that carry out business in Russia through a permanent establishment and/or own real estate in Russia.  Land and natural resources are specifically excluded.  The taxable items are movable and immovable property (including the property which is delivered for temporary enjoyment or is owned by a joint venture, or placed in trust, or received under a concession agreement) included on the balance sheet of the taxpayer as fixed assets in accordance with RAS, except for the property held by mutual funds.

The tax rate is established by the regional authorities of the Russian Federation but may not exceed 2.2% of the average annual net book value of the relevant property calculated under RAS.  Currently, the regional authorities of the most developed Russian regions have set the tax rate at the highest possible rate.  This tax is payable on a quarterly basis.

Land Tax

Obligations to pay land tax apply to individuals and entities that have ownership title, the right of permanent use or a life estate (which can be disposed of by the life tenant in his will) in land.

The land tax rates are determined by the municipal authorities within the following limits specified in the Tax Code: (i) 0.3% of the register value for the agricultural and housing land; and (ii) 1.5% of the register value for all other land, which includes land for use in the retail industry.  Legal entities pay this tax on a quarterly basis.

Regulation of Employment and Labor

Employment and labor matters in Russia are regulated by the Labor Code, and certain other federal and regional laws and regulations.

Employment Contracts

As a general rule, employment contracts for an indefinite term are entered into with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts (e.g., this applies to contracts with senior managers).

An employer may terminate an employment contract only on the basis of the specific grounds listed in the Labor Code:

●	liquidation of the enterprise or downsizing of staff;

●	failure of the employee to comply with the position’s requirements due to lack of professional qualification;

●	systematic failure of the employee to fulfill his or her duties;

●	any single gross violation by the employee of his or her duties;

●	provision by the employee of false documents or misleading information prior to entry into the employment contract; and

●	other grounds as stated in the Labor Code or other federal laws.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation (including a severance payment) and, depending on the circumstances, salary payments for a certain period of time.

The Labor Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or a disabled child under the age of 18 or other persons caring for a child under the age of 14 or a disabled child under the age of 18 who does not have a mother.

Any termination by an employer of an employment contract that is inconsistent with the Labor Code may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally-dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees’ rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and  reinstatement as well as for claimed moral damages (which amount shall be approved by the court).

Work Time

The Labor Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week as well as work on public holidays and weekends must be paid for at a higher rate. Annual paid vacation leave under the law is generally 28 calendar days. The retirement age in the Russian Federation is 60 years for men and 55 years for women.

Salaries

The minimum monthly wage in Russia, as established by the applicable federal law, is RUR 4,330 as of September 30, 2009. Although the law requires that the minimum wage be at or above the minimum subsistence level, the current minimum wage is generally considered to be less than the minimum subsistence level.

Strikes

The Labor Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labor dispute.  Russian legislation contains several requirements for legal strikes.  Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay salaries to striking employees for the duration of the strike.  Participation in an illegal strike may be adequate grounds for termination.

Environmental Protection

We produce various types of waste, which are removed by third-party waste disposal contractors.  We believe we comply in all material respects with the environmental standards applicable to us under Russian law and regulations.  We presently do not anticipate incurring material costs to continue to comply with the applicable environmental standards in the ordinary course of our business.  We have not been involved in any material legal proceedings that are related to environmental protection issues.

Our Intellectual Property

Our intellectual property includes a patent and trademarks on which we rely in our business as currently conducted.  We hold a patent issued in 1999 by the Russian Agency for Patents and Trademarks for our “Prudon-494” road base material, which is a flexible compact structure made from polymer strips, sealed to each other.  The term of this patent currently is set to end in 2018, and we plan to apply for its extension.  When expanded, “Prudon-494” forms a spatial cellular grid constructed of polymer strips that reinforces the dirt road base. The  road base material that we produce is made by approximately three other companies in Russia, but we are the sole owner of the patent on this technology and plan to enforce our exclusive rights to the technology.  We believe that we are the largest supplier of this road base material in the Russian Federation.

Under Russian law, the right to use a trademark is acquired upon the trademark’s registration with the Federal Service on Intellectual Property, Patents and Trademarks, or the Federal IP Service.   We hold a registered trademark related to our patent (registered with the Russian Patent Agency with priority from May 25, 2001, (No. 232665), as well as trademarks “Luron-494” (registered with the Russian Patent Agency with priority from June 21, 2007 (No. 371900) and “494 UNR Prudon” logo (registered with the Russian Patent Agency with priority from November 24, 2006 (No. 372017).  See “Risk Factors—Risks Related to Our Business and Industry—If we fail adequately to protect our intellectual property rights, we could lose our intellectual property rights or become liable for significant costs.”

We have also registered the domain name unrhs.ru.

While in the past our predecessor and we have invested substantially in research and development activities to develop our road base material and advance our business, we do not currently anticipate incurring material costs on such initiatives in the next two years.

Insurance

We carry social insurance for our employees and mandatory vehicle insurance for equipment owned us, which is the drivers’ third-party liability insurance required by Russian law, mainly for the fleet of vehicles owned by our subsidiary 494 UNR in Russia.  As such, our insurance policies cover a relatively small portion of our equipment, as well as our pledged merchandise.  Other than where required by law, we do not purchase third-party liability insurance.  See “Risk Factors—Risks Related to our Business and Industry—Our Insurance May Be Insufficient.”  Our insurance policies currently in force are provided by a number of major Russian insurance companies.

Required payments to the Russian government are for the governmental social fund, medical insurance and pension coverage.

Sources of Materials

We obtain materials for our construction and infrastructure businesses from a number of different sources in the Russian Federation.  Concrete, metals, bricks, wood and other construction materials are purchased from and delivered by Russian producers. We purchase raw materials for producing our road base material from any one of three large petrochemical companies in Russia, which are located in the European part of the Russian Federation.  Usually, we use the closest producer to our production site for sources of material to reduce transportation cost.  We believe that, based on our long-standing and generally satisfactory relationships with our suppliers, raw materials needed for our business are available to us on acceptable market terms.

Employees

As of June 3, 2010, we had approximately 85 employees, all of which were employed on a full-time basis.  Substantially all of the Russian employees of 494 UNR are members of a union, and the union representatives facilitate our relations with our personnel in Russia.  We have never experienced work stoppage.  We believe we have good relations with our employees.  We are committed to creating a strong corporate culture and encourage all employees to contribute to the improvement of the business.

 Corporate Offices

Our corporate offices in the United States are located at 301 East Pine Street, Suite 301, Orlando, Florida, which we lease on a month-to-month basis and pay $350.00 per month, as we evaluate our office space requirements in Florida.  Our corporate offices for our construction development operations are located at 4 Stroitelnaya Street, Bronnitsy, Moscow District, Russia 141070, where we own approximately 1,692 square meters of office space.  We also maintain a sales office in Moscow, which is located within one of the buildings constructed and owned by us.  We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Legal Proceedings

From time to time our company is involved in litigation in the ordinary course of our business activities.

We are currently a plaintiff in litigation with the Ministry of Defense of the Russian Federation (the “Principal”), which relates to our construction of a multi-functional residential and commercial complex on Marshal Rybalko Street in Moscow, described on p. 42 of this prospectus.  Upon completion of the Marshal project, the Principal will retain ownership of over half of the residential space in the Marshal project, with our company having the ownership of, and the right to sell, the remaining space in this project.  In connection with the construction and development of the Marshal project, we organized the construction and subcontracted with third parties for the performance of certain parts of this project.  As of March 31, 2010, December 31, 2009 and December 31, 2008, the amount of claims recorded on our balance sheet with respect to the construction services performed by these third party subcontractors for the Marshall project totaled $57,107,595, $55,445,209 and $37,694,545, respectively.  We report these amounts as liabilities under “accounts payable and accrued expenses”.  See also note 7 to our audited restated consolidated financial statements included elsewhere in this prospectus.

We presented the amounts payable to the subcontractors for their services to the Principal for acceptance and payment.  The Principal refused to accept and pay for these subcontractor services.  In December 2008, we initiated the first of our lawsuits at the Arbitration Court of Moscow, in order to recover these amounts from the Principal, where our claims currently are pending, following some procedural developments.  No decision has yet been rendered by any court on the merits of our claim.  The current amount of the claims is $35,341,012.  At present, our management and lawyers cannot determine the ultimate outcome of the litigation.  Our management and legal counsel continuously analyze and monitor the status of this legal proceeding.  As a result of our analysis of the arbitration courts’ practices in deliberation and adjudication of similar lawsuits, and having consulted with our lawyers, we determined that the optimal and most effective means of advancing our interests at the present stage of this proceeding would be to obtain the construction quote expertized report from the independent judicial state appraisal office.  This report is to be prepared by an authoritative expert state institution, “Russian Federal Center of Judicial Expertise” under the auspices of the Ministry of Justice of the Russian Federation.  We expect that the report to be prepared by this expert institution would confirm the proper performance of construction work at the Marshal project.

In August 2009, one of the subcontractors whom we engaged to perform certain services for the Marshal project, commenced a legal action against our company at the Arbitration Court in the Moscow area where our operating subsidiary 494 UNR is headquartered.  This subcontractor claimed approximately $21 million in compensation for the services the subcontractor rendered in respect of the Marshal project in the years 2008 and 2009.  In February 2010 the Arbitration Court rendered a decision in favor of the subcontractor. The decision came into effect in March 2010, and we currently are required to pay the above amount to the subcontractor.  See also note 10 to our audited restated consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial information as of and for the years ended December 31, 2007, 2008 and 2009 and for the three-month periods ended March 31, 2009 and 2010.  The historical results are not necessarily indicative of results to be expected in any future period.  This financial information is derived from our consolidated financial statements included elsewhere in this prospectus.  Our financial statements have been prepared in accordance with U.S. GAAP.  Although our consolidated financial position and results of operations are presented in U.S. Dollars, the presentation currency for U.S. GAAP purposes, investors in the shares of our common stock should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all.

The following selected financial information should be read in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.  Many factors may cause our future results to differ materially from the financial information and results presented below, including those factors discussed in “Risk Factors”.

Income Statement Data:

	Three Months Ended March 31,		Year Ended December 31,
	2010 (unaudited)	2009 (unaudited)	2007	2008	2009 (As Restated)

Revenues:
Home building	$16,701,224	$10,444,215	$50,900,066	$72,930,202	$56,093,061
Road base product	2,848,308	926,270	42,996,725	16,365,276	5,523,263
	19,549,532	11,370,485	93,896,791	89,295,478	61,616,324

Costs and expenses:
Cost of sales	14,558,129	5,928,089	79,185,231	65,260,260	36,150,778
Selling, general and
administrative costs	779,993	672,799	3,866,801	6,422,328	3,861,533
	15,338,122	6,600,888	83,052,032	71,682,588	40,012,311

Income from operations	4,211,410	4,769,597	10,844,759	17,612,890	21,604,013
Other income expense:
Foreign currency
transaction loss	-	50,799	-	(166,337)	(173,303)
Other income
(principally rental income)	1,041,125	421,645	1,234,103	2,091,404	426,769
Other expenses	-	-			(781,234)
	1,041,125	472,444	1,234,103	1,925,067	(527,768)

Income before provision for
income taxes	5,252,535	5,242,041	12,078,862	19,537,957	21,076,245

Provision for income taxes	1,058,812	1,115,453	2,898,927	4,834,198	3,432,194

Net earnings	4,193,723	4,126,588	9,179,935	14,703,759	17,644,051

Less: Net income attributable
to noncontrolling interest	1,406,491	1,368,789	3,044,985	4,877,237	5,808,065

Net earnings attributable
to us	$2,787,232	$2,757,799	$6,134,950	$9,826,522	$11,835,986

	Three Months Ended March 31,		Year Ended December 31,
	2010 (unaudited)	2009 (unaudited)	2007	2008	2009 (As Restated)

Earnings per share – basic and
diluted:
Earnings per common share attributable to UNR Holdings, Inc. and Subsidiary common shareholders	$0.11	$0.11	$0.30	$0.42	$0.48

Weighted average common
shares outstanding – basic and
diluted	24,464,799	24,464,799	20,500,000	23,552,352	24,464,799

Amounts attributable to UNR Holdings, Inc. and Subsidiary common shareholders
Net earnings	$2,787,232	$2,757,799	$6,134,950	$9,826,522	$11,835,986

	Three Months Ended March 31,		Year Ended December 31,
	2009 (unaudited)	2010 (unaudited)	2007	2008	2009

Net earnings	$4,193,723	$4,126,588	$9,179,935	$14,703,759	$17,644,051

Other comprehensive income
(loss) – net of tax:
Currency translation
adjustment	1,081,031	(3,180,352)	122,471	(4,009,950)	1,978,854

Comprehensive income	5,274,754	946,236	9,302,406	10,693,809	19,622,905

Comprehensive income
attributable to noncontrolling
interest	1,765,069	313,866	3,085,608	3,671,148	6,464,451

Comprehensive income attributable to UNR Holdings, Inc. and Subsidiary	$3,509,685	$632,370	$6,216,798	$7,022,661	$13,158,454

Balance Sheet Data:

	March 31,		December 31,
	2010 ($) (unaudited)	2007 ($)	2008 ($)	2009 (As Restated) ($)
Cash and cash equivalents	43,556,606	6,736,680	16,430,669	20,090,671
Inventories	73,207,603	79,961,779	83,699,178	70,266,780
Trade and other receivables, net	72,665,215	6,315,677	47,005,170	63,529,308
Property, plant and equipment,
net	1,068,878	983,565	678,147	987,547
Other assets	165,592	198,535	165,868	161,131

TOTAL ASSETS	190,663,894	94,196,236	147,979,032	155,035,437

Short-term debt	50,504	23,255,097	18,365,007	3,356,923
Accounts payable and accrued
expenses	73,921,367	3,001,535	38,651,801	58,651,801
Advances from customers	58,318,921	53,099,782	61,913,672	41,486,476
Deferred income tax liabilities	11,401,632	3,459,820	6,974,741	10,333,416
Total Liabilities	143,692,424	82,816,234	125,905,221	113,338,721

Equity:
UNR Holdings, Inc. and Subsidiary Stockholders’ Equity
Common stock, $0.001 par
value; authorized 500,000,000
shares; outstanding
20,500,000, 24,464,799 and
24,464,799 shares at December 31, 2007, 2008 and 2009, and March 31, 2010, respectively	24,465	20,500	24,465	24,465
Additional paid-in capital	99,579	99,579	99,579	99,579
Retained earnings	31,819,096	7,373,321	17,195,878	29,031,864
Accumulated other
comprehensive loss	(780,962)	169,103	(3,840,847)	(1,861,993)
Total UNR Holdings, Inc. and Subsidiary Stockholders’ Equity	31,162,178	7,662,503	13,479,075

Noncontrolling interest	15,809,292	3,717,499	8,594,736	14,402,801
Total Equity	46,971,470	11,380,002	22,073,811	41,696,716

TOTAL LIABILITIES AND
EQUITY	$190,663,894	$94,196,236	$147,979,032	$155,035,437

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto and the other financial information included elsewhere in this prospectus.  Certain statements contained in this prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “expects” and words of similar import, constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including our ability to create, sustain, manage or forecast our growth; our ability to attract and retain key personnel; changes in our business strategy or development plans; competition; business disruptions; adverse publicity; and international, national and local general economic and market conditions.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Through our majority owned operating subsidiary, 494 UNR, we engage in the construction and development of multi-use residential and office complexes in the city of Moscow, Russian Federation, and surrounding areas.  Through 494 UNR, we also deliver and oversee the installation of our patented road base and slopes stabilization material for infrastructure projects in various parts of the Russian Federation.

We typically sell units in our properties to middle- and upper-middle-class homebuyers and small or medium-size business operators.  We generally require a substantial cash downpayment at the time of sale.  Our construction and development business is highly capital intensive, requiring substantial financial resources to fund the construction of our properties until they reach a sufficient stage of completion allowing us to recognize revenue on sales of units in the properties.  In the past, we have obtained funds needed in the construction of our properties from debt financing and from pre-sales of units.  We intend to use the proceeds of this offering for working capital purposes, including working capital needs in connection with the construction of three projects currently in progress.

Prior to August 5, 2008, our company was engaged in the housing business in the Republic of Ecuador under the name of Promotora.  On August 5, 2008, at the closing of the transactions contemplated by the Acquisition Agreement, we issued 20,500,000 shares of our common stock to Alexey A. Kim, the controlling stockholder of 494 UNR and currently our controlling stockholder, Chairman of the Board and President. This issuance was in exchange for 66.83% of all of the outstanding shares of common and preferred stock of 494 UNR.  For accounting purposes, the Acquisition Agreement has been treated as a recapitalization of 494 UNR (now our subsidiary owned 68.83% by us) as the acquirer. The financial statements included in this prospectus for periods prior to August 5, 2008 are those of 494 UNR.

The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included elsewhere in this prospectus.   This section should be read in conjunction with the consolidated financial statements, including the notes thereto, as well as our other financial information included elsewhere in this prospectus.

Significant Factors Affecting Results of Operations

We believe that the following factors significantly affected our results of operations during the years ended December 31, 2007, 2008 and 2009 and the three-month period ended March 31, 2010.  We anticipate that these factors likely will have a significant impact on our results of operations in the future.

Russian Macroeconomic Conditions and Trends

Since we carry out all of our projects in the Russian Federation, and we currently have no plans to expand outside of the Russian Federation, our operations are substantially affected by Russian macroeconomic conditions.  The following table sets out key Russian economic indicators for the years ended December 31, 2007, 2008 and 2009 and for the three-month periods ended March 31, 2009 and 2010:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Nominal GDP growth/(decline) (%, period-on-period)	23.1	25.8	(2.7)	(4)	(4)
Real GDP growth/(decline) (%, period-on-period)	8.1	5.6	(2.2)	(4)	(4)
International reserves (US$ in billions) (1)	476.4	427.1	439.0	383.8	447.0
Inflation (%, period-on-period) (2)	9.0	14.1	8.8	4.3	1.5
Nominal appreciation/(depreciation) of the Ruble against the US dollar (%, period-on-period)	6.3	3.1	6.3	(19.6)	(1.5)
Real appreciation/(depreciation) of the Ruble against the U.S. dollar (%, period-on-period) (3)	12.8	13.3	(12.2)	(6.1)	(2.3)
Unemployment rate (%)	5.6	6.4	8.4	(9.1)	(8.8)
Disposable income growth (%, period-on-period)	12.1	2.9	(4)	(0.7)	(7.6)
____________

Sources: Central Bank of Russia (CBR) and Russian Federal Statistics Services (Rosstat)

(1)
International reserves are highly liquid assets held by the CBR and the government of the Russian Federation. The international reserve assets are made up of foreign currency reserves, monetary gold, special drawing rights (SDRs), reserve position at the International Monetary Fund and other reserve assets.

(2)	Inflation is measured as the percentage change in the consumer price index.
(3)
Real appreciation is distinguished from nominal appreciation because the former also takes into account inflation in Russia and the United States, as well as certain other macroeconomic parameters that are calculated by the CBR.

(4)	Not yet made available by CBR and Rosstat.

Following the August 1998 financial crisis, the Russian economy enjoyed a sustained period of growth, largely driven by high commodity prices, particularly for oil & gas. In 2006 and 2007, the country’s real GDP growth was 7.7% and 8.1%, respectively, the Ruble appreciated against the US Dollar, in part due to record high oil prices, and the country’s foreign currency reserves rose significantly, increasing by 56.9% in 2007 compared to 2006.  During these two years, inflation remained stable at approximately 9-10%, while the unemployment rate continued to drop.  Consequently, disposable income of the population increased in 2006 and 2007.  Indeed, average real disposable income and household expenditures (in constant prices) in Russia increased by approximately 11.1% and 11.3%, respectively, per year between January 1, 2003 and December 31, 2008. For the first two quarters of 2008, the economy continued to exhibit strong fundamentals.  During that period, the country’s real GDP continued to grow, the Ruble continued to appreciate against the US Dollar and consumer income continued to rise.

The strong economy in Russia prior to the onset of the global financial crisis in 2008 had a positive impact on demand for real estate and infrastructure projects in our markets and, in turn, on our business and results of operations.  For example, we believe that GDP growth and significant increases in real disposable income and household expenditures contributed to stronger demand for residential real estate in our markets, and thus had a positive impact on our revenue though mid-2008.  The Ruble appreciation against the US Dollar also had a positive impact on our revenue, though such appreciation had in some periods  adversely affected our expenses.   Since the onset of the global financial crisis in the third quarter of 2008, the Russian economy has weakened.  In the last quarter of 2008, Russia experienced a decline in real GDP of 2.7% relative to the prior quarter, followed by a sharp decline in real GDP in the first half of 2009 (a decline of 9.8% in the first quarter of 2009 compared to the first quarter of 2008 and a decline of 10.9% in the second quarter of 2009, compared to the second quarter of 2008), a significant depreciation of the Ruble against the Euro and the US Dollar, due in part to the sharp drop in worldwide oil prices and to a decrease in investments in Ruble assets, and higher levels of inflation.  For a discussion on the impact that Ruble depreciation and higher levels of inflation have on our results of operations, please see “—Fluctuations in the Exchange Rate of the Ruble against the US Dollar,” immediately below.  Also see “—Consolidated Results of Operations.”

The global economic crisis has also led to rising unemployment and a decline in disposable income and household expenditures in Russia.  The growth in real disposable income in 2008 in Russia was only 2.9% compared to 12.1% in 2007.  See “Risk Factors—Risks Relating to Russia  —Economic Risks Relating to Russia—Economic instability in Russia could have an adverse effect on our business.”  As a result of the economic downturn, our sales of residential real estate declined in the second half of 2008, and that trend continued during 2009, although we noticed a modest pickup in demand during the six-month period ended March 31, 2010.  In our infrastructure business, some of our customers for our road base and slopes stabilization material did not maintain existing projects or initiate new projects.  For example, we did not receive repeat business we were expecting in 2009 from a major customer, as the customer determined to complete its project over a longer time period.  As a result of these factors, our revenue in fiscal year 2009 declined by approximately 34% as compared to the fiscal year 2008, although our income increased slightly due mainly to lower expenses and the anti-crisis measures we implemented during 2009.  Ruble depreciation during portions of 2009 had a negative impact on our revenue in US Dollar terms.  See “—Fluctuations in the Exchange Rate of the Ruble against the US Dollar,” immediately below, and “—Consolidated Results of Operations.”

The ongoing economic crisis has significantly reduced the availability of affordable financing in Russia and decreased demand for residential housing.  The crisis has also caused us to focus our resources on our existing projects and to implement cost optimization and similar anti-crisis measures described below under “—Consolidated Results of Operations.”

The Russian economy is heavily dependent on oil prices, which plummeted in the second half of 2008 as a result of the global financial and economic crisis. In 2009, oil prices began to rise again.  According to International Monetary Fund’s World Economic Outlook, Update, dated July 8, 2009, the Russian economy, along with the world economy, is projected to resume growth in 2010.

The state of the Russian economy will continue to affect our results of operations. For this reason, a further deterioration of the Russian economy would likely have a negative impact on our business.

Fluctuations in the Exchange Rate of the Ruble against the US Dollar

From 2006 through 2008, the Ruble appreciated against the US Dollar, as shown in the table below. However, as a result of the impact of the current financial and economic crisis, the nominal exchange rate of the Ruble against the US Dollar decreased in the year ended December 31, 2009.  The following table sets out the average exchange rate for the periods indicated below:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Average Exchange Rate (RUR per US$1.00)	25.58	24.86	31.72	34.39	29.84

Exchange rate fluctuations affect the presentation of our financial results because the US Dollar is the presentation currency for purposes of our consolidated financial statements.  The rates of increase in our revenues and costs in 2007, 2008 and 2009, presented in US Dollars, would have been lower had it not been for the impact of the appreciation of the Ruble against the US  Dollar.  Depreciation of the Ruble against the US Dollar results in a decrease in the reported US Dollar value of our revenues and our Ruble-denominated assets (and liabilities), while appreciation of the Ruble against the US Dollar results in an increase in the reported US Dollar value of our Ruble-denominated assets (and liabilities).  It also is possible that we may borrow funds from time to time in US Dollars.

Wage Inflation

In 2007 and 2008, the increase in the average annual salary of our employees measured in Rubles exceeded the rate of inflation in those periods.  We expect average annual salaries measured in Rubles to begin increasing again when the Russian economy recovers.

Seasonality

We experience seasonal fluctuations in our operations.  The winter season is a period of substantially reduced sales.  In addition, we engage in our core development, design and construction activities between April and October of each calendar year.  The period of November through March of each year is a time of substantially reduced residential and other construction projects and road construction activity, when we engage primarily in selected interior activities (typically, in the buildings we construct).

Critical Accounting Estimates

The SEC recently issued “Financial Reporting Release No. 60 Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, or FRR 60, suggesting that companies provide additional disclosures, discussion and commentary on those accounting policies considered most critical to its business and financial reporting requirements.  FRR 60 considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and requires significant judgment and estimates on the part of management in the application of the policy.  For a summary of our significant accounting policies, including the critical accounting policies discussed below, please refer to the accompanying notes to the financial statements included elsewhere in this prospectus.

We assess potential impairment of our long-lived assets, which include our property and equipment and our identifiable intangibles, such as deferred charges, under the guidance of Accounting Standards Codification Topic 360, or ASC 360, formerly Statement of Financial Accounting Standards (“SFAS”) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.  We must continually determine if a permanent impairment of our long-lived assets has occurred and write down the assets to their fair values and charge current operations for the measured impairment.

Inventories.  Inventories consist of land, land development, construction costs, capitalized interest and construction overhead and are stated at cost, net of impairment losses, if any.  Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods. Land, land development and common facility costs are allocated within each construction project, then charged to cost of sales equally based upon the number of square feet to be constructed in each project.

The recoverability of inventories and other long-lived assets is assessed in accordance with the provisions of ASC 360, which requires long-lived assets, including inventories, held for development to be evaluated for impairment based on undiscounted future cash flows of the assets at the lowest level for which  there are identifiable cash flows.  As such, we evaluate inventories for impairment at the individual level, the lowest level of discrete cash flows that we measure.

We evaluate inventories under development for impairment when indicators of potential impairment are present.  Indicators of impairment include, but are not limited to, decreases in local market values, decreases in gross margins or sales absorption rates, decreases in net sales prices (base sales price net of sales incentives), or actual or projected operating or cash flow losses.  The assessment of construction projects for indication of impairment is performed quarterly, primarily by completing detailed budgets for all of our projects and identifying those construction projects with a projected operating loss for any projected fiscal year or for the entire projected life.  For those construction projects with projected losses, we estimate remaining undiscounted future cash flows and compare those to the carrying value of the project, to determine if the carrying value of the asset is recoverable. The projected operating profits, losses or cash flows of each construction project can be significantly impacted by our estimates of the following:

●	future base selling prices;
●	future projects sales incentives;
●	future construction projects and land development costs; and
●	future sales absorption pace (i.e., the number of units projected to be sold) and cancellation rates.

These estimates are dependent upon specific market conditions for each construction project.  While we consider available information to determine what we believe to be our best estimates as of the end of a quarterly reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change.  Local market-specific conditions that may impact our estimates for a project include:

●	the intensity of competition within a market, including publicly available sales prices and sales incentives offered by our competitors;
●	the current sales absorption pace for both our construction project and competitor construction project;
●
construction project specific attributes, such as location, availability of properties in the market, desirability and uniqueness of our construction project, and the size and style of project currently being offered;

●	potential for alternative product offerings to respond to local market conditions;
●	changes by management in the sales strategy of the project; and
●	current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by management in preparing projection assumptions for each construction project.  The sales objectives can differ between our projects, even within a given market.  For example, facts and circumstances in a given project may lead us to price our projects with the objective of yielding a higher sales absorption pace, while facts and circumstances in another project may lead us to price our projects to minimize deterioration in our gross margins, although it may result in a slower sales absorption pace.  In addition, the key assumptions included in our estimate of future undiscounted cash flows may be interrelated.  For example, a decrease in estimated base sales price or an increase in project sales incentives may result in a corresponding increase in sales absorption pace.  Additionally, a decrease in the average sales price of projects to be sold and closed in future reporting periods for one project that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby project.  Changes in our key assumptions, including estimated construction and development costs, absorption pace and selling strategies, could materially impact future cash flow and fair value estimates.  Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

If the undiscounted cash flows are more than the carrying value of the project, then the carrying amount is recoverable, and no impairment adjustment is required.  However, if the undiscounted cash flows are less than the carrying amount, then the project is deemed impaired and is written-down to its fair value.  We determine the estimated fair value of each project by determining the present value of the estimated future cash flows at a discount rate commensurate with the risk of the respective project.  Our discount rates used for the impairments recorded to date range from 13.5% to 17.0%.  The estimated future cash flow assumptions are the same for both our recoverability and fair value assessments.  Should the estimates or expectations used in determining estimated cash flows or fair value decrease or differ from current estimates in the future, we may be required to recognize additional impairments related to current and future projects.  The impairment of a project is allocated to each project on a specific identification basis and written down to each project’s fair value.  Any impairment is allocated to specific [properties] on a square-foot basis.  Should the fair value of any property need to be written down further based on the future selling value of that property, an additional impairment charge will be specifically allocated to such property.  As of December 31, 2009 and 2008, and for the three-month periods ended March 31, 2009 and 2010, we have evaluated the inventory for possible impairment and determined no adjustments for impairment existed.  There were no contract cancellations and although the economic climate may cause a delay in completing construction projects, management believes that there are no current impairment issues that will affect current operations.

Inventories held for sale, which are land parcels where we have decided not to build a project, are a very small portion of our total inventories, and are reported at the lower of carrying amount or fair value less costs to sell. In determining whether land held for sale is impaired, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale) and recent bona fide offers received from outside third parties.

From time to time, we write-off deposits and approval, engineering and capitalized interest costs when we decide not to exercise options to buy land in various locations or when we redesign projects and/or abandon certain engineering costs. In deciding not to exercise a land option, we take into consideration changes in market conditions, the timing of required land takedowns, the willingness of land sellers to modify terms of the land option contract (including timing of land takedowns), and the availability and best use of our capital, among other factors. The write-off is recorded in the period it is deemed probable that the optioned property will not be acquired. In certain instances, we have been able to recover deposits and other preacquisition costs which were previously written off. These recoveries are generally not significant in comparison to the total costs written off.

Taxation

We are subject to income tax and other taxes.  Significant judgment is required in determining the provision for income tax and other taxes due to the complexity of the Russian Federation tax legislation, to which our subsidiary 494 UNR is subject.  There are many transactions and calculations for which the ultimate tax determination is uncertain.  We recognize liabilities for anticipated tax audit issues based on estimates of whether it is probable additional taxes will be due.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the amount of tax and tax provisions in the period in which such determination is made.

Consolidated Results of Operations

General

Recent constraints on the availability of credit in the worldwide banking system and in the Russian Republic impacted adversely our construction and development projects  and are projected to have a consequent adverse effect on our revenues and results of operations.  In addition, the demand for residential units in our projects has decreased because of decrease in general purchasing power. We do not see any risks in our disposing of inventory, but the time period for turnover of inventory has increased during the past twelve months.

Generally, we expect the slowdown in the housing market in the Russian Federation that commenced in late 2008 to continue in the near future, and we do not see a recovery back toward previous levels in 2007 to 2008 at least until the second half of 2010 or beyond.  As to our infrastructure business, we had a reduced but stable level of sales of our road base and slopes stabilization product in 2009, as compared with 2008 revenue from such sales.  We expect that our sales of such Prudon product in 2010 should be at least at the level we experienced in 2009, although there is no assurance that this will be the case.  To date, the economic downturn has materially affected both our construction and infrastructure businesses, and the difficult economic conditions may continue to present a significant challenge to us.

Consolidated Results of Operations for the Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009

Revenues.  Total revenues for the three months ended March 31, 2010 increased $8.1 million to $19.5 million, or 71.1%, as compared to $11.4 million for the three months ended March 31, 2009. The increase was a result of a gradual pickup we experienced in 2010, mostly in our construction and development business.  No assurance, however, can be given that this trend is sustainable.

Our business is seasonal.  See “—Seasonality” above.

Cost of Sales.  Cost of sales increased by $8.7 million, or 147%, to $14.6 million for the three months ended March 31, 2010, from $5.9 million for the three months ended March 31, 2009.  We attribute this increase and the related increase in our margins for the three months ended March 31, 2010 primarily to an increase in revenues in 2010 from increasingly profitable projects located mainly in the city of Moscow.

Selling, General and Administrative Costs.   Selling, general and administrative costs increased by less than $100,000 to approximately $0.8 million for the three months ended March 31, 2010, as compared to approximately $0.7 million for the three months ended March 31, 2009. This was primarily due to the anti-crisis measures our company implemented during the fiscal year 2009, such as a reduction in force and more efficient utilization of the remaining personnel, as well as the savings we realized on the costs of transportation, communications, security and the reduction of leased office space.

Income From Operations.  Income from operations decreased by approximately $0.6 million, from $4.8 million for the three months ended March 31, 2009, as compared to $4.2 million for the three months ended March 31, 2010, primarily due to the increase in sales offset by increases in cost of sales.

Other Income(Expense).  Other income increased from $0.5 million for the three months ended March 31, 2009 to $1.0 million for the three months ended March 31, 2010, primarily due to an increase in rental income.

Provision For Income Taxes.  Provision for income taxes for the three months ended March 31, 2009 remained relatively constant, as compared to the three months ended March 31, 2010.

Net Earnings.  Net earnings for the three months ended March 31, 2009 remained relatively constant, as compared to the three months ended March 31, 2010, due to all of the reasons enumerated above.

Consolidated Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues.   Total revenues for the year ended December 31, 2009 decreased $27.7 million to $61.6 million, or 31.0%, as compared to $89.3 million for the year ended December 31, 2008.  The decrease was a result of a significant decrease of $10.9 million in road base product revenues, from $16.4 million to $5.5 million, as well as a decrease of $16.9 million in home building revenues, from $72.9 million to $56.0 million.  The decrease in both cases was attributable primarily to the decrease in general contractor’s fees we received in 2009, as a result of (i) our company shifting away from projects where we act as general contractor, to focus on construction and development projects, and (ii) the fact that the Russian government reduced its construction project funding in 2009 in view of the economic downturn, which reduced the levels of general contractor fees we received on our remaining general contractor projects.  Further, while we have been repositioning our company to take advantage of potentially more profitable construction and development projects, we have not realized anticipated revenue levels from such projects in 2009, principally as a result of the adverse effect of the economic downturn in the construction and infrastructure industry in Russia.

Our business is seasonal.  See “—Seasonality” above.

Cost of Sales.  Cost of sales decreased by $29.1 million, or 44.6%, to $36.2 million for the year ended December 31, 2009, from $65.3 million for the year ended December 31, 2008.  We attribute this primarily to a decrease in our cost of materials and the fact that our revenues descreased for the reasons outlined above.  Our margins increased by approximately 8% in the year ended December 31, 2009, principally as a result of our cost savings (resulting from the anti-crisis measures we implemented in 2009 and a decrease in the costs of materials we experienced).

Selling, General and Administrative Costs.   Selling, general and administrative costs decreased by approximately $2.5 million to $3.9 million for the year ended December 31, 2009, as compared to $6.4 million for the year ended December 31, 2008. This decrease was primarily due to the anti-crisis measures our company implemented during the fiscal year 2009, such as a reduction in force and more efficient utilization of the remaining personnel, as well as the savings we realized on the costs of transportation, communications, security and the reduction of leased office space.

Income From Operations.   Income from operations increased by approximately $4.0 million, from $17.6 million for the year ended December 31, 2008 compared to approximately $21.6 million for the year ended December 31, 2009, primarily due to the decrease in our cost of sales due to factors outlined above.

Other Income(Expense).   Other income decreased from $1.9 million for the year ended December 31, 2008 to an expense of $0.6 million for the year ended December 31, 2009, primarily due to a decrease in rental income and fluctuation in the currency exchange rates.

Provision For Income Taxes.   Provision for income taxes decreased from $4.8 million for the year ended December 31, 2008, as compared to $3.4 million for the year ended December 31, 2009. The decrease in the provision for income taxes was primarily attributable to the decrease in the applicable tax rate from 24% to 20%, as well as the adjustment in the deferred income tax due for the fiscal year 2008.

Net Earnings.  Net earnings increased by $2.9 million, to $17.6 million for the year ended December 31, 2009, from $14.7 million for the comparable period in 2008.  The increase was primarily attributable to an increase in gross margin due to lower cost of sales despite a decrease in sales and lower overhead costs due to more efficient utilization of personnel and savings on related costs.

Consolidated Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues.  Total revenues for the year ended December 31, 2008 decreased $4.1 million to $89.3 million, or 4.4%, as compared to $93.4 million for the year ended December 31, 2007.  The decrease was a result of a significant decrease of $26.6 million in road base product revenues, from $43.0 million to $16.4 million, representing lower demand in the road infrastructure construction market for our patented road base and slopes stabilization product, which was offset by an increase of $22.8 million in home building revenues, from $50.1 million to $72.9 million, representing higher sales of apartments from completed construction projects.

Our business is seasonal.  See “—Seasonality” above.

Cost of Sales.  Cost of sales decreased by $13.9 million, or 17.6%, to $65.2 million for the year ended December 31, 2008, from $79.1 million for the year ended December 31, 2007.  This decrease was primarily due to substantially lower cost of sales of our road base and slopes stabilization product “Prudon-494.”  Cost of sales of this product decreased approximately $23.1 million due to the decrease in demand during 2008.  Cost of sales increased approximately $9.2 million for home building due primarily to an increase in sales of apartments in our construction development business.  Cost of sales as a percentage of sales decreased 14% in the year ended December 31, 2008, as compared the year ended December 31, 2007.  This decrease primarily to decreases in building construction costs allocated to completed sales and higher unit prices of sales contracts.  Additionally, sales of our Prudon product decreased in 2008 as compared to 2007, primarily because our customers in the infrastructure business started to delay or postpone their infrastructure projects in the second half of 2008, which has adversely affected their demand for our Prudon product.

Selling, general and administrative costs.  Selling, general and administrative costs increased by approximately $2.9 million, to $6.4 million, for the year ended December 31, 2008, as compared to $3.9 million for the year ended December 31, 2007.  This increase was primarily due to the write off and reserve for bad debts of approximately $1.2 million, increases in payroll costs of approximately of $.5 million, and other related expenses (professional fees and travel expenses) in connection with our public company compliance obligations.

Income from Operations.  Income from operations increased by approximately $6.7 million, from $10.9 million for the year ended December 31, 2007, as compared to $17.6 million for the year ended December 31, 2008, primarily due to the increase in gross margins in our construction and development business, offset by decreases in our infrastructure business involving our patented road base and slopes stabilization product.  Our infrastructure business contributed approximately $5.2 million in 2008, as compared to $8.7 million in 2007.  Our construction and development business contributed $12.4 million in 2008, as compared to an operating profit of approximately $2.1 million in 2007.

Other Income(Expense).  We incurred a foreign currency transaction loss during the year ended December 31, 2008 of approximately $0.2 million in connection with repaying loans not in the functional currency of the Company’s subsidiary.

Provision For Income Taxes.  Provision for income taxes increased from $2.9 million for the year ended December 31, 2007 to $4.8 million for the year ended December 31, 2008. The increase in the provision for income taxes was primarily attributable to the increase in net income during the fiscal year 2008.

Net Earnings.  Net earnings increased by $3.7 million, to $9.8 million for the year ended December 31, 2008, from $6.1 million for the comparable period in 2007, primarily due to the increase in our revenues in our construction development business, as well as a decrease in the cost of sales resulting in higher gross margins in our construction development business, offset by a decrease in revenues generated by sales of our patented road base and slopes stabilization material, increases in selling, general and administrative expenses and a foreign currency transaction loss of $0.2 million.

Liquidity and Capital Requirements

We believe that the sources of cash available to us should be sufficient to meet our operational needs in 2010 consistent with our budget and current focus on advancing and completing existing projects.  In January and February 2009, we repaid approximately $6.8 million in the principal amount of matured debt.  Additionally, we eliminated approximately $11.2 million of debt in June 2009 through cash flow from operations and refinancing the debt with another financial institution.  We also paid off and terminated a short-term credit line facility with Sberbank, which was in the principal amount of up to approximately $10 million.  We expect to experience bad debt losses during 2010 consistent with the levels experienced in 2009 and 2008, with the corresponding effect on outstanding accounts receivables, until the economic conditions in the Russian Federation improve.  See Note 3 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

We will require significant additional capital to develop, construct and complete our current construction projects listed under “Business—Our Construction Business.”  We expect that our existing projects should be completed by the end of fiscal year 2011, provided that we are able to obtain the necessary additional capital to complete such projects.  We estimate that we will need approximately $400 million of capital to be able to complete our existing projects on a timely basis.   Our construction business requires significant amounts of capital in part because we fund up to 100% of the construction and related costs (that are not financed by the governmental agencies that commission the particular project, to the extent of any apartments allocated to such agencies).  Typically, we obtain the needed funds primarily from our sales of apartments.  While we expect to continue our sales of residential real estate during 2010 at a somewhat slower pace than prior to the global financial crisis, due to the current economic conditions, we have experienced improved sales of residential real estate during the six-month period ended March 31, 2010.  No assurance can be given than this trend will continue or accelerate in the course of 2010 and beyond.  In addition, we occasionally obtain project financing for a limited number of specific projects; however, as the credit market conditions deteriorated into 2009, we have not considered advantageous the terms on which such financing is available, and therefore, we have not sought project financing since then.   We continuously review and evaluate various sources of funding available to us, in order to attain more cost-efficient sources for financing our current and future projects.  From time to time, we also draw on our operating credit lines with banks to help finance our business activities.   Currently, we do not have any outstanding indebtedness.  The sources of financing potentially available to us are a broad range of financial institutions in the Russian Federation, Japan, the United States and Europe, including banks, private equity funds and investment banks.  Obtaining financing for our construction projects from these sources has become much more difficult with the onset of the continuing global liquidity crisis; currently we do not regard the terms of available financing to be advantageous to our company.  We do not have any firm commitments at this time, and there is no assurance that we will be able to arrange required financing for our construction projects, on acceptable terms or at all.  We will continue to monitor market conditions and access the more cost-efficient sources of financing, including equity and debt financing, to supplement the revenues we realize from sales of properties, in order to have sufficient capital to complete our existing projects by the end of fiscal year 2011.  In the event that we are forced to delay our construction and development activities or are unable to complete any project due to lack of sufficient capital, we could be in breach of the agreements we entered into for each construction project, be liable to the counterparties for our failure to perform and, in some cases, potentially lose the project, which could materially and adversely affect our business.  See also “Risk Factors—We will require significant additional capital in the future, which may not be available on available terms or at all.”

As discussed in note 7 to our consolidated financial statements included elsewhere in this prospectus, and under “Business—Legal Proceedings”, we are currently a plaintiff in litigation with the Ministry of Defense of the Russian Federation, or the Principal, which relates to our construction of a multi-functional residential and commercial complex on Marshal Rybalko Street in Moscow.  Upon completion of the Marshal project, the Principal will retain ownership of over half of the residential space in the Marshal project, with our company having the ownership of, and the right to sell, the remaining space in this project.  In connection with the construction and development of the Marshal project, we organized the construction and subcontracted with third parties for the performance of certain parts of the project.  As of March 31, 2010, December 31, 2009 and December 31, 2008, the amount of claims recorded on our balance sheet with respect to the construction services performed by these third party subcontractors for the Marshall project totaled $57,107,595, $55,445,209 and $37,694,545, respectively.  We report these amounts as liabilities under “accounts payable and accrued expenses”.  The Principal refused to accept and pay for these subcontractor services.  In December 2008, we initiated the first of our lawsuits at the Arbitration Court of Moscow, in order to recover these amounts from the Principal, where our claims currently are pending, following some procedural developments.  No decision has yet been rendered by any court on the merits of our claim.  The current amount of the claims is $35,341,012.  At present, our management and lawyers cannot determine the ultimate outcome of the litigation.

We had a working capital surplus of approximately $45.7 million and stockholders’ equity of $31.2 million as of March 31, 2010.  Cash and cash equivalents increased by approximately $23.5 million for the three months ended March 31, 2010.  The increase is primarily attributable to cash provided from operations.  Cash and cash equivalents increased by approximately $3.7 million for the year ended December 31, 2009.  The increase is primarily attributable to net cash provided by operating activities of approximately $19.2 million (primarily due to net earnings of $21.4 million) offset by net payments of long-term debt of approximately $15.0 million and the purchase of property, plant and equipment of $.4 million.

Trade and other receivables, net of allowances, were $73.2 million at March 31, 2010, compared to $63.5 million at December 31, 2009. The increase is primarily due to stronger sales of residential units in the first quarter of 2010 and increases in amounts due from the Russian Ministry of Defense. Inventories were $72.3 million at March 31, 2010, as compared to $70.3 million at December 31, 2009, due primarily to continued sluggishness in the construction of units during the first quarter of 1010.

Accounts payable were $74.0 million at March 31, 2010, compared to $58.2 million at December 31, 2009.  The increase was due primarily to the increase in the trade accounts payable in the three months ended March 31, 2010.  Advances from customers were $58.3 million at March 31, 2010 compared to $41.5 million at March 31, 2009.  The increase was due to advances applied against completed sales during the three-month period ended March 31, 2010.

Recent Accounting Pronouncements

Our significant accounting policies are summarized in note 3 to our audited restated consolidated financial statements as of and for the year ended December 31, 2009 included elsewhere in this prospectus.  There were no significant changes to these accounting policies during the three months ended March 31, 2010, and we do not expect that the adoption of other recent accounting pronouncements will have a material impact on our financial statements.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors:

Name	Age	Title
Alexey Ivanovich Kim	62	Chairman of the Board of Directors and President
Alexey Alexeevich Kim	37	Chief Executive Officer and Director
Iuriy Vladimirovich Shevchenko	38	Chief Financial Officer and Director
Sergey Petrovich Yushkevich	43	Chief Accounting Officer, Secretary and Director
Andrey Andreevich Nikolaychuk	49	Director
Galina Nikolayevna Pyatysheva	53	Director
Victor Vladimirovich Milukov	49	Director
Stefan C. Mancas	33	Director
Viorel B. Sareboune	37	Director

Our board of directors is comprised of one class.  All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers of UNR Holdings are elected at the annual meeting of our board of directors, which immediately follows the annual meeting of our shareholders.

There are no family relationships among any of our directors and executive officers, except that Alexey A. Kim, our Chief Executive Officer and Director, is the son of Alexey I. Kim, our Chairman of the Board of Directors, President and majority stockholder.

Biographies

The following is a brief summary of the educational and professional background over the past five years of each of our directors, executive officers and key employees, including their principal occupation during that period.

Alexey Ivanovich Kim—Chairman of the Board and President of UNR Holdings—Mr. Kim graduated from Frunze Polytechnical Institute in engineering and is an Honored Builder of the Russian Federation.  He has held executive positions at enterprises in the construction industry and received several awards from the Russian Federation and Moscow government authorities for Mr. Kim’s achievements in the construction industry.  Mr. Kim has been General Director of 494 UNR commencing in 1997, and he continues to hold that position presently.  He led 494 UNR through its growth from being a small enterprise to a more established company, which was able to participate in large-scale construction projects in Russia, including construction and maintenance of roads and building commercial and residential buildings.  The Board of Directors selected Mr. Kim to serve as a director because it believes he possesses invaluable construction industry expertise and has served our company and/or its predecessor for many years, which will continue to benefit our company.

Alexey A. Kim—Chief Executive Officer and Director of UNR Holdings—Mr. Kim graduated from Russian Governmental Social University.  He has served as the deputy Chief Accounting Officer of 494 UNR from 1999 to 2005, and he has co-managed all key projects undertaken by 494 UNR.  From 2005 to 2006, Mr. Kim was marketing director LLC 494 UNR-INVEST, where he developed strategy and vision of this company, oversaw the business operations and marketing, and developed and implemented advertising policy and public relations.  Commencing in 2006 and through the present date, Mr. Kim has been a vice-president of 494 UNR, where he has been co-managing all projects of 494 UNR, and enhancing business infrastructure and corporate management.  The Board of Directors selected Mr. Kim to serve as a director because it believes he possesses valuable managerial and construction industry expertise and has served our company and/or its predecessor for a number of years, which will benefit our company.

Iuriy Vladimirivich Shevchenko—Chief Financial Officer, Secretary and Director of UNR Holdings—Mr. Shevchenko graduated with honors from the Yaroslav Military Finance School.  From 1992 to 1995, he worked as the chief accountant and head of the financial department at 494 UNR.  From 1995 to 1997, Mr. Shevchenko served as the chief accountant and assistant chief for the financial and economic planning at 494 UNR, and as such he was in charge of the implementation of the company’s financial strategy and investment effectiveness analysis.  From 1997 to 1998, he was the deputy chief of the financial and economic planning department and supervised the financial data and planning discipline.  From 1998 to the present date, Mr. Shevchenko has been the deputy director general of the financial and economic planning department at 494 UNR, where he is in charge of financial resources management and has the responsibility for negotiations on behalf of 494 UNR with commercial banks and financial institutions, as well as the supervision of the development of that company’s credit policies and asset management, and the preparation of the financial statements for 494 UNR.  Mr. Shevchenko also serves as the General Director of Ruel, a Russian limited liability company with which our company does business from time to time.  The Board of Directors selected Mr. Shevchenko to serve as a director because it believes he possesses significant financial and construction  industry expertise and has served our company and/or its predecessor for over ten years, which will continue to benefit our company.

Sergey Petrovich Yushkevich—Chief Accounting Officer and Director of UNR Holdings—Mr. Yushkevich graduated from Sverdlovsk Ural Polytechnic Institute.  In June 2003, he graduated from the Moscow Military Institute for Federal Border Patrol Services.  Mr. Yushkevich started his professional experience in 1982 at the Ordzhonekidze Plant, where he was in charge of testing and tuning radio electric equipment.  From 1983 until 1988, he worked at the Urals Mechanic Plant, where he was in charge of testing and controlling of the radio electric equipment tuning.  During 1989 to 1992, Mr. Yushkevich worked as a construction engineer at the All-Union Automatics Scientific Research Institute.  He was responsible for the development and implementation of new standards for radio electric equipment and certification of the new materials and developed new software programs for automatic quality control systems. From 1994 to 1996, Mr. Yushkevich worked at the 494 UNR as an accountant and later as the chief accountant.  Commencing in 1996 through the present time, he has been the deputy chief accountant at 494 UNR.  Mr.Yushkevich also serves as the General Director of Stroi-Service K-1, a Russian company with which our company does business from time to time.  The Board of Directors selected Mr. Yushkevich to serve as a director because it believes he possesses significant accounting expertise and has served our company and/or its predecessor for over ten years, which will continue to benefit our company.

Andrey Andreevich Nikolaychuk—Director of UNR Holdings—Mr. Nikolaychuk graduated from the Military Logistics Academy, Volsk, the Russian Federation.  From 1989 to 2001, Mr. Nikolaychuk worked in the commodity management department of the Federal government of the Russian Federation, where he acquired over 10 years of management experience in organizational leadership and relationship building with partner organizations and team members.  From 2001 to 2004, he was the Assistant to Executive Director responsible for Material and Technical Support at LLC “STROY SERVICE #1”, a commodity management company located in the Moscow area, where he managed large-scale implementation logistics projects for new scheduling, inventory and reporting for the company and planned and structured resources required to sustain growth of the company’s client base.  From 2004 to 2005, he served as the Executive Director of the above LLC “STROY SERVICE #1”, where he was responsible for long-term relationships with clients, maintaining ongoing communication and facilitating solutions in logistics chains.  From 2005 to the present time, Mr. Nikolaychuk has been the Executive Director of LLC “SPECSERVICE”, a commodity management company located in the Moscow area, where he supervises an administrative and technical staff of 165 employees and develops corporate policies and procedures.  The Board of Directors selected Mr. Nikolaychuk to serve as a director because it believes he possesses significant industry and managerial expertise, which will benefit our company.

Galina Nikolayevna Pyatysheva—Director of UNR Holdings—Ms. Pyatysheva graduated from the Moscow Institute of Soviet Trade.  From 1981 to 1991, she worked in the position of Commodity Director at ZSK Prodsnab Management, Ministry of Trade, in Zyryanovsk City, Eastern Kazakhstan, where she managed commodity and other supply operations.  From 1991 to 1999, she worked as a consultant and managing director with the responsibility for setting up retail commercial networks for “Perekrestok” and “Kopeyka” store chains located in Sochi, the Russian Federation.  From 2000 to 2004, Ms. Pyatysheva was a managing director at Sibir Airlines (now known as S7 Airlines) located in Sochi, the Russian Federation, where she opened a customer service center facility and managed ticket sales, boarding supervision and customer service, including dealing with customer complaints.  Commencing in 2004 through the present time, Ms. Pyatysheva has been serving as the Assistant Director of LLC “BARCODE”, a chain of retail commercial clothing stores located in Moscow, where she supervises the following aspects of the business: financial and strategic planning, P&L management, auditing and compliance, operating and working capital, budget development and management, cash flow management and modeling.  The Board of Directors selected Ms. Pyatysheva to serve as a director because it believes she possesses significant financial expertise, which will benefit our company.

Victor Vladimirovich Milukov—Director of UNR Holdings—Mr. Milukov graduated from the Kursk Polytechnic Institute, and he has completed additional coursework at RHR International Ecopsi, in the Russian Federation, focusing on management, business cooperation, corporate planning and budgeting.  From 1997 to 2003, Mr. Milukov was the technical director for San Interbrue-Kursk Beer company, located in the town of Kursk, the Russian Federation.  From 2003 to 2004, he was the commercial director for OJSC Kurskagropromtrans, a logistics company, also located in the town of Kursk, and from 2004 to 2006 he was technical director for LLC Aqua-Don, Rostov, a mineral water producing company.  Beginning in 2006 and to the present time, he has been serving as the executive director of LLS Main Project Investment Bogorodsk, a production company located in the Moscow area. The Board of Directors selected Mr. Milukov to serve as a director because it believes he possesses significant managerial expertise, which will benefit our company.

Stefan C. Mancas—Director of UNR Holdings—received a Ph.D. degree in Applied Mathematics in 2007, a Master of Science in Applied Mathematics in 2003 and a Bachelor of Science in Mathematics/Physics Aerospace Engineering in 2002 from the University of Central Florida, Orlando, Florida.  He graduated from the Alexandru Ioan Cuza Military College in Constantza Romania, with a Baccalaureate Diploma—Summa Cum Laude in 1995.  From August 2007 to the present, Mr. Mancas has been an Assistant Professor in the Department of Mathematics, Embry-Riddle Aeronautical University, Daytona Beach, Florida, and from August 2002 to the present has also been a graduate teaching associate in the Department of Mathematics, University of Central Florida, Orlando, Florida.  From June 2007 to August 2007 was an adjunct Professor in the Department of Mathematics, University of Central Florida, Orlando, Florida, and from January 2007 to August 2007 was an Adjunct Professor in the Department of Mathematics, Valencia Community College, East Campus, Orlando, Florida.  The Board of Directors selected Mr. Mancas to serve as a director because it believes he possesses significant financial expertise, which will benefit our company.

Viorel B. Sareboune—Director of UNR Holdings—Mr. Sareboune received Bachelor of Arts and Master of Arts degrees in December 1994 and June 1997, respectively, from Moldova State University, the Republic of Moldova, specializing in arts, as well as civil and international business law.  He received Master of Business Administration degree in finance in May 2001, and Master of Science in Accounting in December 2005, in each case from the University of Central Florida, in Orlando, Florida.  From July 2009 through the present time, Mr. Sareboune has been employed as Controller Designate at McLane Company, Inc.  From December 2007 through June 2009, Mr. Sareboune served as the Vice President Finance and New Business Development at Life Extension Nutrition Center located in Maitland, Florida.  From November 2005 to November 2007, Mr. Sareboune was employed as a tax associate at CNL Hotels and Resorts Inc., in Orlando, Florida, and from November 2005 to June 2006, he was a business and financial planning consultant with EDIS Secure LLP, located in Orlando, Florida.  Prior to that, from September 2003 to October 2005, Mr. Sareboune was the corporate accountant for CNLR (NNN) and CNL Hospitality Corp., both located in Orlando, Florida.  Mr. Sareboune also is a member of the Audit Committee for Emerging Media Holdings, Inc., a publicly traded company in the U.S.  The Board of Directors selected Mr. Sareboune to serve as a director because it believes he possesses significant financial expertise, which will benefit our company.

Involvement in Certain Legal Proceedings

Except as stated below, during the past five years, no director, director nominee, executive officer, promoter or control person of UNR Holdings:

●	was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

●	was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●
was found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Corporate Governance

Our board of directors has determined that each of Viorel Saraboune, Stefan Mancas, Galina Pyatysheva, Andrey Andreevich Nikolaychuk and Victor Vladimirovich Milukov, a majority of our board of directors, is “independent” within the meaning of the applicable rules of the SEC and The New York Stock Exchange.

Committees of our Board of Directors

Audit Committee.  Our board of directors has established an audit committee, the current members of which are Viorel Saraboune, Stefan Mancas and Galina Pyatysheva.  Each member of the audit committee has been determined by our board of directors to be “independent” within the meaning of the applicable rules of the SEC and The New York Stock Exchange.  Our board of directors has further determined that each member of the audit committee is financially literate, with Mr. Saraboune having been designated as an “audit committee financial expert” within the meaning of the applicable rules of the SEC. The audit committee is in process of adopting a written charter, pursuant to which this committee will operate.

The audit committee’s primary responsibility is to assist our board of directors in its oversight of the integrity of our financial reporting process and systems of internal control, to evaluate the independence and performance of our independent registered public accounting firm and internal audit functions and to encourage private communication between the audit committee, our independent auditors and the internal auditors.  Our audit committee reviews our accounting, auditing, financial reporting, and internal control functions and selects our independent auditors.

Other Committees.  At the present time, the board of directors does not have a standing compensation committee or a nominating committee.  The board of directors does not believe that a compensation committee or a nominating committee is necessary presently, given based on the size of our company, the current levels of compensation of our officers and the fact that Alexey I. Kim, our Chairman of the Board and President, beneficially owns over 80% of our issued and outstanding common stock.  Our board of directors plan to evaluate on an ongoing basis the need for establishing a compensation committee and/or a nominating committee, and it plans to so at the appropriate time.

Presently, our entire board of directors participates in the consideration of compensation issues and of director nominees. To date, our board of directors has not formally established any criteria for board membership.  Candidates for director nominees are reviewed in the context of the current composition of our board of directors, our operating requirements and the long-term interests of its stockholders.  In conducting this assessment, our board of directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of our company and our board of directors, to maintain a balance of knowledge, experience and capability.  In particular, significant consideration is given to experience relevant to our operations in the Russian Federation and familiarity with international business issues.

Code of Business Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our directors and officers.  A copy of this Code may be obtained by requesting it in writing addressed to our Secretary at 301 East Pine Street, Suite 150, Orlando, Florida  32801.  We intend to make the full text of our Code of Conduct and Ethics available on our Web site, which is undergoing changes at this time.  We further intend to disclose any future amendments to, or waivers from, certain provisions of our Code of Conduct and Ethics once it has been made available on our corporate website within five business days following the date of such amendment or waiver.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to UNR Holdings during its fiscal years ended December 31, 2007, 2008 and 2009, by our former and current Chief Executive Officers, and by our current Chairman and President and current Chief Financial Officer.  Each person below is referred to as a named executive officer.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensa- tion ($) (g)	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings ($) (h)	All Other Compen- sation (i)	Total ($) (j)
Alexey I. Kim, President and Chairman	2007	22,560							22,560
	2008	22,560							22,560
	2009	17,917
Alexey A. Kim, Chief Executive Officer	2007	6,192							6,192
	2008	6,192							6,192
	2009	5,088
Iuriy Vladimirivich Shevchenko, Chief Financial Officer	2007	13,248							13,248
	2008	13,248							13,248
	2009	10,517
Ramon E. Rosales, Chief Executive Officer (through August 4, 2008)	2007	36,000		2,490,000					2,526,000
	2008	36,000							36,000
	2009	0							0
Maria Fernanda Rosales, Chief Financial Officer (through August 4, 2008)	2007	6,000	11,173	1,245,000					1,262,173
	2008	0							0
	2009	0							0

The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the named executive officer.  The aggregate amount of such compensation for the named executive officer is less than 10% of the total annual salary and bonus.

Employment Related Agreements

At the present time, we do not have any employment agreements with any of our executive officers; Alexey I. Kim, our Chairman of the Board and President and the General Director of our operating subsidiary, has an employment contract with 494 UNR.  On June 26, 2009, our subsidiary 494 UNR has entered into an employment agreement with Alexey I. Kim, our President, Chairman of the Board and majority shareholder, and the General Director of 494 UNR.  Under that agreement, Mr. Kim was appointed to serve as the General Director, or the principal executive, of 494 UNR.  For his services, Mr. Kim earns a monthly service in the amount determined consistent with the salary schedule of 494 UNR.  See “—Executive Compensation” above.  In addition, Mr. Kim is entitled to a bonus (in amount ranging between one and two of his monthly salaries) based on the financial and operating performance of 494 UNR, and certain healthcare, vacation and other benefits considered customary for a position of this kind.  The term of this agreement commenced on June 26, 2009 and continues until the date of the general shareholders’ meeting of 494 UNR regarding fiscal year 2013 results, unless terminated earlier.  This agreement can be terminated before the end of its term with three months’ prior written notice by the terminating party, as follows: (i) by the board of directors of 494 UNR, under the circumstances contemplated by the applicable legislation; (ii) by Mr. Kim, in the event the board of directors of 494 UNR fails to perform its obligations under Mr. Kim’s employment agreement; and (iii) in the event any circumstances arise that would prevent Mr. Kim from performing his obligations under his employment agreement.  Additionally, the agreement can be terminated pursuant to a court decision, on the bases contemplated by the applicable legislation.  In the event of termination of the agreement by the board of directors of 494 UNR prior to its expiration, Mr. Kim is entitled to five months’ severance.

Except as described above, we have no severance agreements or other post-employment payment arrangements with any of our executive officers and directors.

Non-Employee Director Compensation

We reimburse all non-employee directors for expenses incurred to attend meetings of our board of directors or committees.  We do not pay any other compensation to our non-employee directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth the total number and percentage of shares of our common stock beneficially owned on the date of this prospectus (except as otherwise indicated) after giving effect to the closing of this offering by:

●	each person, or group of affiliated persons, known to us to beneficially own more than 5% of any class of our outstanding voting shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our directors and executive officers as a group.

This table does not include stock options that are exercisable at this time or within 60 days of this prospectus, since to date we have not granted any stock options.  Except as otherwise indicated, each person named below has sole investment and voting power with respect to the securities shown.  Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.  The address for all the persons listed below is:  c/o OJSC 494 UNR, 4 Stroitelnaya St., Bronnitsy, Moscow District, Russia 140070.

As of June 3, 2010, we had a total of 24,464,799 shares of common stock issued and outstanding, which is our only issued and outstanding voting equity security.

	Beneficial ownership of principal shareholders prior to this offering (1)		Beneficial ownership of principal shareholders after this offering
Beneficial Owner	Number	Percentage	Percentage

Alexey Ivanovich Kim	20,500,000	83.79%	%
Alexey Alexeevich Kim	—	—	—
Iuriy Vladimirovich Schevchenko	—	—	—
Sergey Petrovich Yushkevich	—	—	—
Andrey Andreevich Nikolaychuk	—	—	—
Galina Nikolaevna Pyatysheva	100	*	*
Victor Vladimirovich Milukov	—	—	—
Stefan C. Mancas	—	—	—
Viorel B. Sareboune	—	—	—
All named executive officers and directors as a group (nine persons)	20,500,000	93.79%	%

*           Represents less than 1% of the issued and outstanding shares.

(1)           Based on 24,464,799 shares of our common stock issued and outstanding on the date of this prospectus and                  shares of our common stock offered in this offering.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities shown.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of 494 UNR

At the closing of the purchase of a controlling interest of 66.83% of the outstanding common and preferred stock of 494 UNR on August 5, 2008, UNR Holdings issued to Alexey I. Kim, the controlling stockholder of 494 UNR, 20,500,000 shares of our common stock, which constitutes following such issuance 83.79% of our outstanding shares of common stock.

Based on the number of our outstanding voting securities as of August 1, 2009, Alexey I. Kim is the beneficial owner of approximately 83.79% of our issued and outstanding shares of common stock. The consideration furnished by Mr. Alexey I. Kim, the controlling stockholder of 494 UNR, to our company was comprised of 1,990,607 shares of common stock, of a total of 3,445,260 shares of common stock outstanding prior to the acquisition, and 1,079,316 shares of preferred stock, of a total of 1,148,420 shares of preferred stock outstanding prior to the acquisition, representing beneficial ownership of 66.83% of the outstanding common and preferred stock of 494 UNR, valued at $128,988. The sources of funds used by Mr. Kim to acquire control of our company was his personal ownership interest in 494 UNR.

There were no loans or pledges obtained by Mr. Alexey I. Kim for the purpose of acquiring control of UNR Holdings.  The Acquisition Agreement provided for the resignation at closing of our previous directors and officers and the appointment of a new board of directors of UNR Holdings.  The Acquisition Agreement further provided that the shareholders and management of our company following the transactions contemplated by the Acquisition Agreement would agree not to vote for a reverse split at least for one year from the closing of those transactions.

Sale of Prior Business

Under the March 24, 2008 Acquisition Agreement providing for the share exchange with the controlling stockholder of 494 UNR, the former management had agreed in connection with the closing under the Acquisition Agreement to assume all debt of our company in exchange for the assets of Promotora’s former subsidiary, “ Conjunto Habitacional Maria Paz”.  The sale was accomplished by the transfer of the ownership interests in this subsidiary in exchange for the assumption of approximately $1.0 million of debt as of the closing date of the sale. The sale was completed following a meeting of our board of directors on August 7, 2008.  The net assets sold in this transaction were approximately $383,000, representing the shareholders equity of our company as shown on its June 30, 2008, unaudited balance sheet included in our quarterly report on Form 10-Q, filed with the SEC on August 11, 2008, which the board of directors reduced by a total of approximately $400,000; land held for future development or sale (carried at $331,971 on the June 30, 2008 unaudited balance sheet) was reduced by approximately $240,000, reflecting the slowdown in loan approvals and real estate market sales generally; and the costs of non-completed contracts in excess of billings of $732, 668 on the June 30, 2008 unaudited balance sheet were reduced by approximately $160,000.  No independent valuation of these assets was carried out, although a subsequent November 3, 2008, government appraisal estimated the value of the land held for future development at $56,160.

The reduction in value of the balance sheet assets resulting from impairment of those assets as of August 7, 2008, was generally due to a greatly slowed down bank loan approval process for residential housing loans in Ecuador, failure by Ecuadorian banks to approve a significantly larger portion of the residential loan applications than had previously been the case and the failure of the Social Security Institution in Ecuador to approve a regulation governing personal loans for housing construction.  General factors affecting the Ecuador economy considered by the board of directors included a reduction of approximately 40% in immigrants’ money transfers from the United States, Spain and Italy and a decrease in oil prices.  The fair value of the assets and assumption of existing liabilities determined by the Board was $0, which took into account the condition and location of the assets and liabilities in Ecuador, their value at the date of the board of directors’ decision in compliance with the terms of the Acquisition Agreement, and what the board of directors considered to be a fair disposal value for such assets and liabilities under the market conditions at the time of the board of directors’ meeting, in light of the specific factors discussed above. Following the sale of the existing business to former management we retained no assets or liabilities attributable to operations of the parent corporation or to operations of the Ecuador subsidiary prior to the sale of subsidiary’s assets and assumption by prior management of its liabilities.  The purchase price was determined consistent with the Acquisition Agreement, to transfer all assets and liabilities of the former construction business, so that none of such assets or liabilities would remain with our company following the acquisition of 494 UNR.

Additional Related Party Transactions

Iuriy Vladimirovich Shevchenko, our Chief Financial Officer, a member of our board of directors and an officer of our operating subsidiary 494 UNR, also is the General Director of Ruel, a Russian limited liability company, or Ruel.  Ruel leases commercial buildings to 494 UNR, with payments to Ruel of $110,200 during the three months ended March 31, 2010.  494 UNR then leases the commercial buildings to unrelated third parties for a net profit.

Ruel is a wholly owned subsidiary of Pilon LLC, a Russian limited liability company, or Pilon.  Pilon leases property to 494 UNR, with payments to Pilon of $66,727 during the three months ended March 31, 2010.  We utilize some of these properties to produce our product Prudon 494.

Sergey Petrovich Yushkevich, our Chief Accounting Officer and Secretary, a member of our board of directors and an officer of 494 UNR, also is the General Director of Stroi-Service K-1, a Russian company, or K-1. K-1 leases commercial buildings and equipment to 494 UNR, with payments to K-1 of $124,114 during the three months ended March 31, 2010.  494 UNR then leases the commercial buildings and equipment to unrelated third parties for a net profit.

For additional information about our dealings with related parties, see note 23 to our consolidated financial statements included elsewhere in this prospectus.

Corporate Policies as to Related Person Transactions

We carefully review related party transactions.  Related person transactions are transactions that involve any of our directors, executive officers, director nominees, beneficial owners of 5% or more of our common stock, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest.  Transactions that we review as related party transactions are transactions that involve amounts that would be required to be disclosed in our filings under the applicable SEC rules and regulations and certain other similar transactions.  Pursuant to our Code of Conduct and Ethics, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the attention of our Chief Executive Officer, Chief Financial Officer, or legal counsel of our company as appropriate in the circumstances, for our review and evaluation.  In the event that we deem a transaction to be a related party transaction, the underlying information and terms of such transaction are reviewed by, and are subject to approval by, our board of directors.

Director Independence

At the present time, we do not have securities listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent.  We intend to apply for listing of our common stock on the NYSE Amex, to be effective upon consummation of this offering.  Andrey Andreevich Nikolaychuk, Galina Nikolayevna Pyatysheva, Victor Vladimirovich Milukov, Stefan C. Mancas and Viorel B. Sareboune, who comprise a majority of our board of directors, however, are independent under the applicable rules of the NYSE Amex.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Until April 26, 2010, shares of our common stock were traded on the OTC Bulletin Board market under the symbol “UNRH”.  Since that date, shares of our common stock have been traded on the OTCQB Marketplace under the symbol “UNRH”.  The last reported sales price of our common stock on the OTCQB  Marketplace on June 3, 2010 was $1.75 per share.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock, as reported in published financial sources.  Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and these quotations may not represent actual transactions.  All amounts have been adjusted to reflect the one-for-thirty reverse stock split of our common stock effected by us on August 10, 2007.

Period	High ($)	Low ($)

June 2010 (through June 3, 2010)	1.75	1.75
May 2010	1.75	1.75
April 2010	2.11	1.75
March 2010	2.60	1.99
February 2010	2.60	1.85
January 2010	2.45	2.1
Fiscal Year Ended December 31, 2009:
Quarter ended December 31, 2009	3.50	1.25
Quarter ended September 30, 2009	1.95	0.30
Quarter ended June 30, 2009	4.00	1.20
Quarter ended March 31, 2009	3.48	2.00
Fiscal Year Ended December 31, 2008:
Quarter ended December 31, 2008	1.80	1.00
Quarter ended September 30, 2008	3.50	1.10
Quarter ended June 30, 2008	4.50	1.05
Quarter ended March 31, 2008	5.10	1.75

Our board of directors is authorized, without shareholder approval, to issue up to 50,000,000 shares of preferred stock, $0.001 par value, in one or more series.  As of June 3, 2010, we do not have any preferred stock outstanding and, therefore, there is no market for trading such preferred stock.

Holders of Record

As of June 3, 2010, there were 183 holders of record of our common stock.

Dividends

UNR Holdings has never declared or paid any cash dividends on shares of our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  Any future determination to pay dividends is at the discretion of our board of directors and is dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant, including Russian and U.S. state legal and regulatory constraints.

UNR Holdings is a holding company and has no direct operations.  The ability of UNR Holdings to pay dividends or distributions depends almost exclusively on the ability of its operating subsidiary, 494 UNR, to payment dividends to UNR Holdings, and will be subject to regulatory, contractual and other constraints.

Under Russian law, the amount of dividend payments that can be made by 494 UNR, if any, for any particular period will depend, among other things, on its financial condition, results of operations, cash flows, future prospects and any statutory restrictions.  Dividend payments, if any, must be recommended by our directors and approved by a general shareholders’ meeting, neither of which is under any obligation to recommend or approve any dividend payments.  In particular, dividends may be declared only out of net profits for the annual results of 494 UNR calculated under the Russian Accounting Standards, as in effect from time to time, and provided certain other conditions have been satisfied.

Securities Authorized for Issuance Under Equity Compensation Plans

We do not currently have any type of equity compensation plan for our employees, officers or directors.

SHARES ELIGIBLE FOR FUTURE SALE

The market price of our common stock could decline following this offering.  We intend to apply for listing of our common stock on the NYSE Amex, to be effective upon consummation of this offering; however, an active market for shares of our common stock may never fully develop or be sustained.  We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time.  As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale.  However, sales of shares of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

We have 24,464,799 shares of common stock outstanding, 20,500,000 of which (or 83.79% of the total issued and outstanding number of shares of common stock) is held by Alexey I. Kim, our Chairman of the Board of Directors and President.  As a significant percentage of our common stock is held by Mr. Kim, prior to this offering, there has not been a very active trading market for our common stock.

Upon completion of this offering, we expect to have outstanding                shares of common stock, or                               shares of common stock if the underwriters exercise their over-allotment option in full.  Of these                   shares, the                     shares sold in this offering, or                   if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act, except for any shares purchased by one of our affiliates as defiled in Rule 144 under the Securities Act.                     of our outstanding shares are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions contained in Rule 144, which are summarized below.  Of these shares,                      shares have been held for over six months and are saleable without restriction under Rule 144, provided that current public information about us is available.  The remaining shares of common stock that will be outstanding after this offering are restricted securities that have been held for less than six months.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available.  In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

●	the average weekly trading volume of our common stock on the OTCQB Marketplace during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

UNDERWRITING

The underwriters of this offering, for whom Ladenburg is acting as representative, have agreed, severally and not jointly, and on the terms and subject to the conditions of the underwriting agreement, to purchase from us on a firm commitment basis, and we have agreed to sell to the underwriters, the shares of our common stock offered in this offering set forth opposite their respective names below:

Underwriters	Number of Shares

Ladenburg Thalmann & Co. Inc.

Total

The underwriting agreement, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part, provides that the underwriters are obligated to purchase and pay for all of the common stock offered by this prospectus other than those covered by the over-allotment option, if any of these shares are purchased.  The underwriters propose to offer shares of our common stock initially to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers at that price less a selling concession not in excess of $              per share. The underwriters may allow, and the selected dealers may re-allow, a concession to other brokers and dealers of not more than $          per share.  The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriters Compensation

We have agreed to sell the shares to the underwriters at the initial offering price of $              per share, which represents the public offering price of the shares set forth on the cover page of this prospectus less an 8% underwriting discount.  The following table summarizes the underwriting discount we will pay to the underwriters based on no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per share	Without over-allotment	With over-allotment
Public offering price
Underwriting discount	$	$	$
Proceeds, before expenses, to us (1)

(1) We estimate our total expenses for this offering, excluding the underwriters' discount, will be approximately $            .

The other expenses of the offering that we will pay are estimated to be approximately $                       (excluding underwriting discounts and commissions).

Representative Purchase Option.  On completion of this offering, we will issue to the representatives of the underwriters, for consideration of $100, an option to purchase up to                        shares, for a price per share of $             , which is equal to 120% of the initial public offering price.  The representative’s option will be exercisable for shares at any time beginning 12 months after the effective date of this offering, may be exercised on a cashless-exercise basis, and will expire on the fifth anniversary of the effective date.  The holders of the representative’s option will have unlimited piggy-back registration rights to include the common stock issuable upon exercise of the representative’s option as part of a registration filed by us, subject to certain exceptions, at our expense for four years beginning one year from the effective date of this offering.  The holder of the representative’s option will have, in that capacity, no voting, dividend or other shareholder rights.  To the extent not registered and available for resale, the holders of the representative’s option will have a one-time demand right to cause us to register the common stock underlying the representative’s option at our expense for four years beginning one year from the effective date of this offering.  Pursuant to the rules of Financial Industry Regulatory Authority (FINRA), the representative’s option may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, or as otherwise permitted under the FINRA Corporate Financing Rule.  The fair value of this option, which we estimate to be approximately $      (based on volatility of      %, no dividend and a discount rate of      %), will be charged to additional paid in capital.

Right of First Refusal.  For a 24-month period expiring on August 4, 2011, we have granted Ladenburg a right of first refusal to provide to us any investment banking, financial advisory or similar professional services we may require in connection with a fairness opinion, valuation, recapitalization, public or private securities offering, sale, business combination or similar transaction on substantially similar terms and conditions provided by a third party professional.

Over-allotment option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to                       additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discount.  The representative may exercise the option solely to cover over-allotments, if any, made in connection with this offering.  If the over-allotment option is exercised in full, the total public offering price, underwriting discount, offering expenses and net proceeds to us after offering expenses will be $                      , $                      , $                         and $                   respectively.

Stabilization, short positions and penalty bids

The Commission's rules may limit the ability of the underwriters to bid for or purchase our shares before the distribution is completed.

The underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, specifically:

●
Over-allotment transactions, which involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, create syndicate short positions which are either covered short positions or a naked short positions. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares in the open market.

●
Syndicate covering transactions, which involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities needed to close out the short position, the representative will consider, among other things, the price of the securities available for purchase in the open market as compared to the price at which it may purchase the securities through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Stabilizing transactions, which permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

●
Penalty bids, which permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These activities may stabilize or maintain the market price of our common stock at a higher price than the price that might exist in the absence of these activities.  The imposition of a penalty bid might also have an effect on the prices of our stock if it discourages resale.  The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NYSE Amex (if our common stock is listed thereon), on the OTCQB Marketplace or in any other trading market.  We do not make any representation or warranty or prediction as to the direction or magnitude of any effect that these transactions may have on the prices of our stock.

Other

We have agreed with the underwriters that we will not, without the prior consent of the underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) for a period of 24 months after the date of this prospectus.

Certain of our directors and executive officers who own an aggregate of                         shares of our common stock, representing              % of our outstanding shares before the issuance of the shares offered hereby, have entered into lock-up agreements with the underwriters pursuant to which each of these persons, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Ladenburg, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF SECURITIES

The following descriptions of our common stock and preferred stock are only summaries and do not purport to be complete.  We encourage you to read our Articles of Incorporation, as amended to date (our “articles of incorporation”), and our By-laws, also as amended to date (our “bylaws”), the full texts of which have been filed as exhibits to the periodic reports with the SEC by us.  See “Where You Can Find More Information.”

Description of Common Stock

As of the date of this prospectus, our articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, $0.001 par value per share.  As of the date of this prospectus, we had 24,464,799 shares of common stock issued and outstanding.  All outstanding shares of the common stock are fully paid and non-assessable.

Voting

Each share of common stock is entitled to one vote at all shareholders’ meetings.  A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock.  The affirmative vote of a majority of votes cast at a meeting of common shareholders which commences with a lawful quorum is sufficient for approval of most matters upon which shareholders may or must vote, except that a plurality vote is required for the election of directors and the affirmative vote of a majority of the issued and outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as dissolution or merger.  Our common stock does not have cumulative voting rights in the election of directors.  Our board of directors is not divided into classes.  The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders, unless the consent is unanimous.

As our common stock does not have cumulative voting rights, holders of more than 50% of the outstanding shares of common stock can elect all of our directors, and the holders of the remaining shares by themselves cannot elect any directors.

Dividend and Liquidation Rights

Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of our common stock share equally in dividends.  In the event we liquidate, dissolve or wind- up our operations, all outstanding shares of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding.  Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, out of funds legally available for such purpose, subject, however, to the dividend and liquidation rights of any preferred stock that may then be outstanding, and to the provisions of the laws of the State of Colorado.  For a description of other limitations on our ability to pay dividends and certain other information, see “Dividend Policy.”

Miscellaneous

Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.  Our board of directors is authorized to issue shares of common stock, up to the number authorized by our articles of incorporation, without approval of shareholders.  The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock that may be outstanding at the time.

The transfer agent and registrar for our common stock is Pacific Stock Transfer Company, Las Vegas, Nevada.  Our common stock is traded on the OTCQB Marketplace under the symbol “UNRH.”  We intend to apply for listing of our common stock on the NYSE Amex, to be effective upon consummation of this offering.

Preferred Stock

Our board of directors is authorized, without shareholder approval, to issue up to 50,000,000 shares of preferred stock, $0.001 par value, in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series.  As of the date of this prospectus, we do not have any preferred stock outstanding.  The issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult.  Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

On December 30, 2009, at the recommendation of the audit committee of our board of directors, our board of directors accepted the resignation of Wiener, Goodman & Company, P.C., our independent registered public accounting firm.  On the same date, December 30, 2009, the accounting firm of ZAO BDO, a member firm of BDO International, was engaged as our new independent registered public accounting firm, to audit our financial statements for its fiscal year ended December 31, 2009, which are included elsewhere in this prospectus.  From August 14, 2006, the date that the firm of Wiener, Goodman & Company, P.C. was engaged, to the present time, or any other period of time, the reports of Wiener, Goodman & Company, P.C. on our financial statements did not contain an adverse opinion or disclaimer of opinion, or were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years ended December 31, 2007 and 2008, and any subsequent interim period through December 30, 2009, there were no disagreements with Wiener, Goodman & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wiener, Goodman & Company, P.C., would have caused it to make reference to the subject matter of the disagreement in connection with its reports.  There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during our two most recent fiscal years ended December 31, 2007 and 2008, and any subsequent interim period though December 30, 2009.  Wiener, Goodman & Company, P.C. furnished us with a letter addressed to the SEC confirming that it agrees with the above statements, which has been filed with the SEC as an exhibit to our current report on Form 8-K.

On December 30, 2009, we engaged ZAO BDO as its independent registered public accounting firm. During the two most recent fiscal years and the interim periods preceding the engagement, we have not consulted ZAO  BDO regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

LEGAL MATTERS

We are being represented by Riker Danzig Scherer Hyland Perretti LLP, New York, New York, in connection with certain aspects of this offering.  The validity of the common stock offered hereby and other legal matters in connection with this offering with respect to Colorado law will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.  Certain legal matters will be passed on for the underwriters by Troutman Sanders LLP, New York, New York.

EXPERTS

The consolidated financial statements of UNR Holdings, Inc. and subsidiary as of and for the year ended December 31, 2009, as restated,  and the adjustments to correct an error in  the December 31, 2008 consolidated financial statements of UNR Holdings, Inc. and subsidiary, included in this prospectus have been included herein in reliance on the report of ZAO BDO, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of UNR Holdings, Inc. and subsidiary as of and for the years ended December 31, 2008 as restated,  included in this prospectus have been included herein in reliance on the report , which includes an exception to United States Generally Accepted Accounting Principles for the adjustment to correct the error in the 2008 consolidated financial statement of  UNR Holdings, Inc. and subsidiary, of Wiener, Goodman & Company, P.C., an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Colorado corporation.  Substantially all of our operations, assets and our only operating subsidiary, 494 UNR, however, are located in the Russian Federation, which may limit the legal recourse investors have against us.  Our subsidiary 494 UNR is an open joint stock company organized under the laws of the Russian Federation.  Most of our directors, executive officers and senior managers reside in Russia.  Substantially all of our assets and of the assets of our directors, executive officers and senior managers are located in Russia.  As a result, investors may not be able to effect service of process within the United States on our directors, executive officers or senior managers or enforce U.S. court judgments obtained against us, our directors, executive officers or senior managers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws.  In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws because these laws have no extraterritorial jurisdiction under Russian law.

Judgments rendered by a court in any jurisdiction outside the Russian Federation may not be enforced by courts in Russia unless (i) there is an international treaty in effect providing for the recognition and enforcement of judgments in civil cases between the Russian Federation and the country where the judgment is rendered, and/or (ii) a federal law of the Russian Federation provides for the recognition and enforcement of foreign court judgments.  We are not aware of a treaty or convention directly providing for the recognition and enforcement of judgments in civil and commercial matters between the United States and the Russian Federation.  In addition, Russian courts have limited experience in the enforcement of foreign court judgments. The limitations described above may significantly delay the enforcement of any court judgment, or completely deprive investors of effective legal recourse for claims against our company in connection with investment in shares of our common stock.

POSITION OF THE SEC ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are a Colorado corporation.  Our articles of incorporation provide that we will indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of our company against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of our company or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request.  Our articles of incorporation further provide us with the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

Title 7, Article 109, of the Colorado Revised Statutes provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director or officer against liability incurred in the proceeding if: the person's conduct was in good faith; and the person reasonably believed: in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and in all other cases, that such conduct was at least not opposed to the corporation's best interests; and in the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful. Any indemnification of or advance of expenses to a director, if arising out of a proceeding by or on behalf of our company, shall be reported in writing to the shareholders with or before the notice of the next shareholders’ meeting.  If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

 WHERE YOU CAN FIND MORE INFORMATION

We are subject to informational filing requirements of the U.S. Securities Exchange Act of 1934, as amended, and its rules and regulations.  This means that we will file reports and other information with the SEC.  You can inspect and copy any materials we filed with the SEC at the Public Reference Facility maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m.  You can receive additional information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and the address of that site is http://www.sec.gov.  Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of the particular contract or other document filed as an exhibit to this registration statement, each statement being qualified in all respects by this reference.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with any information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Website Access to our Periodic SEC Reports

The Internet address of our corporate website is www.unrhs.com.  We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC.  We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules.  The information on our website is not part of this prospectus and will not be part of any of periodic or current reports filed or to be filed by us with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report from Independent Registered Accounting Firm ZAO BDO	F-2 – F-3

Report from Independent Registered Accounting Firm Wiener Goodman & Company, P.C.	F-4

Restated Consolidated Balance Sheets at December 31, 2009 and 2008 and March 31, 2010 (Unaudited)	F-5

Restated Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007 and for the Three Months Ended March 31, 2010 and 2009 (Unaudited)	F-6

Restated Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2009, 2008 and 2007 and for the Three Months Ended March 31, 2010 and 2009 (Unaudited)	F-7

Restated Consolidated Statements of Equity for Each of the Two Years in the Period Ended December 31, 2009 and the Three Months Ended March 31, 2010	F-8

Restated Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007 and for the Three Months Ended March 31, 2010 and 2009 (Unaudited)	F-9 – F-10

Notes to Restated Consolidated Financial Statements	F-11 – F-34

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
UNR Holdings, Inc.

We have audited the accompanying restated consolidated balance sheet of UNR Holdings, Inc. and Subsidiary (formerly Promotora Valle Hermoso, Inc. and Subsidiary) (collectively, the “Company”) as of December 31, 2009 and the restated related consolidated statements of operations, equity, comprehensive income and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We also audited the adjustments described in Note 20 that were applied to restate the consolidated financial statements as of and for the year ended December 31, 2008.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the December 31, 2008 financial statements other than with respect to the adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2008 financial statements taken as a whole. The December 31, 2008 financial statements were audited by another  auditor whose opinion is dated July 21, 2009. The predecessor auditor reported on such financial statements before the restatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements as of and for the year ended December 31, 2009, referred to above present fairly, in all material respects, the restated consolidated financial position of the Company as of December 31, 2009, and the restated consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, all assets of the Company are located in the Russian Federation and the entire revenue is earned in the Russian Federation.

As discussed in Note 7 to the consolidated financial statements, the Company is a plaintiff in a lawsuit against its debtor, the Russian Ministry of Defense, to recover $ 35,341,012 out of the total $ 55,445,209 of accounts receivable.  The court of primary jurisdiction accepted the Company’s claims.  At present, the ultimate outcome of the litigation cannot presently be determined.  However, management believes that they will ultimately prevail and collect substantially all of the amounts due from the Russian Ministry of Defense.  Accordingly, no provision for any losses that may result upon adjudication has been made in the accompanying financial statements.

As discussed in Note 20 to the consolidated financial statements, the Company restated its financial statements as of and for the year ended December 31, 2008 presented on a comparative basis.  The restatement relates to additionally accrued liabilities to subcontractors and recorded accounts receivable from the Russian Ministry of Defense both in equal amounts of $ 37,694,545.

As discussed in Note 22 to the consolidated financial statements, the Company has restated its financial statements for the year ended December 31, 2009.

/s/  ZAO BDO

ZAO BDO
Moscow, the Russian Federation
April 15, 2010, except for Notes 20, 21, 22 and 23, for which the date is May 20, 2010

ZAO BDO, a company registered under Russian Federation legislation, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Promotora Valle Hermoso, Inc.
Moscow District, Russia

We have audited before the effects of the adjustments for the corrections of an error disclosed in Note 20, the accompanying consolidated balance sheets of UNR Holdings, Inc. and Subsidiary (formerly Promotora Valle Hermoso, Inc. and Subsidiary) (collectively, the “Company”) as of December 31, 2008, and the related Statements of Operations, Equity, Comprehensive Income and Cash Flows for each of the two years ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of Notes to Financial Statements, 100% of the assets of the Company are located in the Russian Federation and 100% of the revenue of the Company is earned in the Russian Federation.

In our opinion,   except for the error described in Note 20, the December 31, 2008 financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error as described in Note 20 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by ZAO BDO.

/s/ Wiener, Goodman & Company, P.C.

Wiener, Goodman & Company, P.C.
Eatontown, New Jersey
July 21, 2009

UNR HOLDINGS , INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

		March 31,	December 31,
		2010 (Unaudited)	2009	2008
			(As Restated)	(As Restated)
ASSETS	Note	($)	($)	($)

Cash and cash equivalents	5	43,556,606	20,090,671	16,430,669
Inventories	6	73,207,603	70,266,780	83,699,178
Trade and other receivables, net	7	72,665,215	63,529,308	47,005,170
Property, plant and equipment, net	8	1,068,878	987,547	678,147
Other assets		165,592	161,131	165,868

TOTAL ASSETS		190,663,894	155,035,437	147,979,032

LIABILITIES AND EQUITY

Short-term debt	9	50,504	3,356,923	18,365,007
Accounts payable and accrued expenses	10	73,921,367	58,161,906	38,651,801
Advances from customers	11	58,318,921	41,486,476	61,913,672
Deferred income tax liabilities	14	11,401,632	10,333,416	6,974,741
Total Liabilities		143,692,424	113,338,721	125,905,221

Commitments and Contingencies	20	-	-	-

UNR Holdings, Inc. and Subsidiary Stockholders' Equity:	12
Common stock, $0.001 par value; authorized 500,000,000 shares; outstanding 24,464,799 and 24,464,799 shares at December 31, 2009 and December 31, 2008, respectively		24,465	24,465	24,465
Additional paid-in capital		99,579	99,579	99,579
Retained earnings		31,819,096	29,031,864	17,195,878
Accumulated other comprehensive loss	17	(780,962)	(1,861,993)	(3,840,847)
Total UNR Holdings, Inc. and Subsidiary Stockholders' Equity		31,162,178	27,293,915	13,479,075

Noncontrolling interest	13	15,809,292	14,402,801	8,594,736
Total Equity		46,971,470	41,696,716	22,073,811

TOTAL LIABILITIES AND EQUITY		190,663,894	155,035,437	147,979,032

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended		For the Years Ended
		March 31,		December 31,
	Note	2010	2009	2009	2008	2007
			(As Restated)	(As Restated)
		(Unaudited)
		($)	($)	($)	($)	($)
Revenues
Sales and other operating revenues	15	19,549,532	11,370,485	61,616,324	89,295,478	93,896,791

Costs and expenses
Cost of sales		14,558,129	5,928,089	36,150,778	65,260,260	79,185,231
Selling, general and administrative expenses		779,993	672,799	3,861,533	6,422,328	3,866,801
		15,338,122	6,600,888	40,012,311	71,682,588	83,052,032

Income from operations		4,211,410	4,769,597	21,604,013	17,612,890	10,844,759
Other income /(expense)
Foreign currency transaction gain/ (loss)		-	50,799	(173,303)	(166,337)	-
Other income (principally rental income)		1,041,125	421,645	426,769	2,091,404	1,234,103
Other expenses				(781,234)	-
		1,041,125	472,444	(527,768)	1,925,067	1,234,103

Income before income taxes		5,252,535	5,242,041	21,076,245	19,537,957	12,078,862

Income taxes	14	1,058,812	1,115,453	3,432,194	4,834,198	2,898,927

Net income		4,193,723	4,126,588	17,644,051	14,703,759	9,179,935

Less: Net income attributable to noncontrolling interest		1,406,491	1,368,789	5,808,065	4,877,237	3,044,985

Net income attributable to UNR Holdings, Inc. and Subsidiary		2,787,232	2,757,799	11,835,986	9,826,522	6,134,950

Earnings per share - basic and diluted:
Earnings per common share attributable to
UNR Holdings, Inc. and Subsidiary
common shareholders		0.11	011	0.48	0.42	0.30

Weighted average common shares
outstanding - basic and diluted		24,464,799	24,464,799	24,464,799	23,552,352	20,500,000

Amounts attributable to UNR Holdings, Inc. and Subsidiary common shareholders:
Net earnings		2,787,232	2,757,799	11,835,986	9,826,522	6,134,950

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
		(As Restated)	(As Restated)
	(Unaudited)
	($)	($)	($)	($)	($)

Net earnings	4,193,723	4,126,588	17,644,051	14,703,759	9,179,935

Other comprehensive income (loss) – net of tax:
Currency translation adjustment	1,081,031	(3,180,352)	1,978,854	(4,009,950)	122,471

Comprehensive income	5,274,754	946,236	19,622,905	10,693,809	9,302,406

Comprehensive income attributable to
noncontrolling interest	1,765,069	313,866	6,464,451	3,671,148	(3,085,608)

Comprehensive income attributable to UNR
Holdings, Inc. and Subsidiary	3,509,685	632,370	13,158,454	7,022,661	6,216,798

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
RESTATED CONSOLIDATED STATEMENTS OF EQUITY (As Restated)
							Accumulated
							Other
		Comprehensive	Common Stock		Paid-In	Retained	Comprehensive	Noncontrolling
	TOTAL	Income	No of shares	Amount	Capital	Earnings	Income (Loss)	Interests

Balance, January 1, 2008	$11,380,002		20,500,000	$20,500	$99,579	$7,373,321	$169,103	$3,717,499

Effect of recapitalization	-		3,964,799	3,965		(3,965)

Net income	14,703,759	$14,703,759			-	9,826,522	-	4,877,237

Currency translation adjustment	(4,009,950)	(4,009,950)			-		(4,009,950)

Comprehensive income		$10,693,809

Balance, December 31, 2008	22,073,811		24,464,799	24,465	99,579	17,195,878	(3,840,847)	8,594,736

Net income	17,644,051	$17,644,051			-	11,835,986	-	5,808,065

Currency translation adjustment	1,978,854	1,978,854			-		1,978,854

Comprehensive income		$19,622,905

Balance, December 31, 2009	41,696,716		24,464,799	24,465	99,579	29,031,864	(1,861,993)	14,402,801

Net income	4,193,723	$4,193,723				2,787,232		1,406,491

Currency translation adjustment	1,081,031	1,081,031					1,081,031

Comprehensive income		$5,274,754

Balance, March 31, 2010	$46,971,470		24,464,799	$24,465	$99,579	$31,819,096	$(780,962)	$15,809,292

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
		(As Restated)	(As Restated)	(As Restated)

	(Unaudited)
	($)	($)	($)	($)	($)
Cash flows from operating activities:
Net earnings	4,193,723	4,126,588	17,644,051	14,703,759	9,179,935

Adjustments to reconcile net earnings to net cash
used in operating activities:
Depreciation	10,663	8,774	41,621	64,355	74,220
(Gain) on sale of property, plant and equipment			(7,684)	(124,409)	1,386
Deferred income taxes	1,127,665	(291,659)	3,405,139	4,759,180	3,014,093
Change in operating assets and liabilities	21,371,531	(7,678,748)	(1,861,642	(5,013,436)	(23,552,994)
Net cash provided by operating activities	26,703,582	(3,835,045)	19,221,485	14,389,449	(11,283,360)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment			12,950	-
Purchase of property, plant and equipment	(94,779)	(40,800)	(405,973)	(350,105)	(709,159)
Net cash used in investing activities	(94,779)	(40,800)	(393,023)	(350,105)	(709,159)

Cash flows from financing activities:
Proceeds from borrowings			11,572,467	20,898,496	16,246,004
Repayment of loans	(3,306,419)	(8,194,450)	(26,580,551)	(24,135,413)	(12,832,944)
Net cash used in financing activities	(3,306,419)	(8,194,450)	(15,008,084)	(3,236,917)	3,413,060

Effect of exchange rate changes on cash	163,551	(171,762)	(160,376)	(1,108,438)	(456,659)

Net increase in cash	23,465,935	(12,242,057)	3,660,002	9,693,989	(9,027,832)

Cash - beginning of period	20,090,671	16,430,669	16,430,669	6,736,680	15,764,512

Cash - end of period	43,556,606	4,188,612	20,090,671	16,430,669	6,736,680

Changes in operating assets
and liabilities consist of:
(Increase) decrease in accounts receivable	(8,949,778)	(3,812,396)	(14,980,161)	(41,775,493)	3,251,721
(Increase) decrease in inventories	(2,675,452)	11,361,008	13,363,122	(6,702,099)	(44,208,396)
Increase (decrease) in customer advances	16,982,801	(15,297,586)	(20,590,234)	7,813,890	17,099,075)
Increase in accounts payable
and other liabilities	16,013,960	70,226	20,345,631	35,650,266	304,606
	21,371,531	(7,678,748)	(1,861,642)	(5,013,436)	(23,552,994)

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	(Unaudited)
	($)	($)	($)	($)	($)

Supplementary Information:
Cash paid during the period for
Interest	49,549	399,890	1,600,535	2,877,310	1,754,285
Income taxes	44,742	18,026	5,034	75,020	153,140

Non-cash investing activities:
Services rendered in lieu of proceeds from the
sale of property, plant and equipment				674,932

The accompanying notes are an integral part of these consolidated financial statements.

UNR HOLDINGS, INC. AND SUBSIDIARY
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 :Organization

UNR Holdings, Inc. and subsidiary  operates its business through its majority-owned subsidiary, Open Joint Stock Company 494 UNR, a company organized and existing under the laws of the Russian Federation (“494 UNR” and together with UNR Holdings, Inc., “UNR Holdings” or the “Company”).  The Company’s principal business activity is the construction and development of multi-functional, multi-apartment residential complexes and commercial centers in high density and urban areas, principally in the city of Moscow and its suburbs.  The Company also produces and supplies its patented road base material, which it markets under the name “Prudon-494” to infrastructure projects in the Russian Federation.  Substantially all of the Company’s business operations are located, and all of its revenues are earned, in the Russian Federation.

Effective March 24, 2008, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with certain stockholders of 494 UNR providing for the acquisition (the “494 UNR Acquisition”) by the Company an aggregate of 66.83% of the outstanding shares of common and preferred stock of 494 UNR.  At the closing of the 494 UNR Acquisition on August 5, 2008, the Company issued 20,500,000 of its common stock to Alexei Ivanovich Kim (the “Controlling Shareholder”), which as of that date represented approximately 84% of the Company’s issued and outstanding shares of common stock.  The financial statements for periods prior to August 5, 2008 reflect the assets and liabilities of 494 UNR at historical carrying amounts.

Under the Acquisition Agreement, the former management of the Company agreed to assume all debt of the Company in exchange for the assets of the Company’s former subsidiary, “Conjunto Habitacional Maria Paz”. The sale of this subsidiary’s assets to former management was accomplished by the transfer of the ownership interests in this subsidiary in exchange for the assumption of approximately $1.0 million of debt of the Company as of the August 5, 2008, the closing date of the sale.  The net assets sold in this transaction were approximately $400,000, representing the net assets of the Company as shown on its June 30, 2008, unaudited balance sheet included in its Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2008, reduced by approximately $400,000 for the costs of uncompleted contracts due to the economic conditions within the construction industry in Ecuador. Following the sale of the existing business to former management, the Company retained no assets or liabilities attributable to operations of the Company or its Ecuador subsidiary prior to the sale of the subsidiary’s assets and the assumption by prior management of its liabilities.

The 494 UNR Acquisition was accounted for as a recapitalization. The financial statements show a retroactive restatement of the Company’s historical stockholders’ equity to reflect the equivalent number of shares of common stock issued in the 494 UNR Acquisition.

Effective August 5, 2008, the Company’s officers and directors resigned, a new Board of Directors of the Company was elected and new officers were appointed.  The Company also sold its existing business to former management.

Note 2: Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The subsidiary 494 UNR, which is registered in the Russian Federation, maintains its accounting records in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying consolidated financial statements have been prepared from these accounting records and adjusted as necessary in order to comply with US GAAP.

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

Effective for the year ended December 31, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The ASC was established as the sole source of US GAAP and superseded existing accounting and reporting guidance issued by the FASB, Emerging Issues Task Force and other sources. The ASC did not change US GAAP. All references to accounting standards in these consolidated financial statements correspond to ASC references.

Reporting and functional currency. The Company has determined that the United States dollar (“$”) is the reporting currency for the purposes of financial reporting under US GAAP.

The local currency and the functional currency of the Company’s operating subsidiary is the Russian Ruble (“RUR”).

As of  December 31, 2009 and  December 31 2008, exchange rates were 30.24 and 29.38 RUR to $1, respectively. Average exchange rates for the years ended  December 31 2009,  December 31 2008 and December 31, 2007 were 31.73, 24.45 and 25.64 RUR to $1, respectively.

As of March 31, 2010 and December 31, 2009, exchange rates were 29.36 and 30.24 RUR to $1, respectively.  Average exchange rates for the three months ended March 31, 2010 and 2009 were 29.89 and 33.93 RUR to $1, respectively.

Any conversion of RUR amounts to US dollars should not be construed as a representation that such RUR amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Interim Financial Information

The consolidated balance sheet as of March 31, 2010 and the consolidated statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2010 and 2009 have been prepared by the Company and are unaudited.  In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows for all periods presented have been made.  The information provided in the footnotes for the above periods are unaudited.

Note 3: Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the Company and its majority-owned subsidiary.  All material intercompany balances and transactions have been eliminated.  For the consolidated subsidiary in which the Company's ownership is less than 100 percent (100%), the outside stockholders' interests are shown as noncontrolling interest.  The noncontrolling interest of the Company's earnings or loss is classified as net income attributable to noncontrolling interest in the consolidated statement of operations.

Economic and Political Risks

The Company faces a number of risks and challenges since its operations are in the Russian Federation, its primary market is in the Russian Federation, 100% of its consolidated revenue is earned in the Russian Federation and 100% of its assets are located in the Russian Federation. Management cannot presently predict what future impact the political risk will have on the Company, if any, or how the political climate in the Russian Federation will affect the Company’s operations. Accordingly, events resulting from any change in the political climate could have a material effect on the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining such items as accruals, depreciable/useful lives, allowance for doubtful accounts, income taxes, percentage of completion and other reserves.  Actual results could differ from those estimates.

Revenue Recognition

Sales of Materials

Revenue from the sale of road base materials is recognized when the work is completed and accepted by the purchaser in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 910, "Contractors - Construction" ("ASC 910"). The contracts are usually of a short duration.  As a result, the revenue recognized would not differ under the percentage of completion or the completed-contract method.

Percentage-of-Completion Method

The Company is primarily engaged in developing several high-rise and mid-rise buildings and commercial centers that will take more than 12 months to complete as compared to the Company’s business prior to the 494 UNR Acquisition, which consisted of sales of developments and houses that would be completed within a 12 month time frame.  This change in activity during 2008, primarily commencing with the fourth quarter of 2008, qualified the Company under the percentage of completion method of accounting.  Accordingly, revenues and costs are generally recognized using the percentage of completion method of accounting in accordance with ASC 910.

Under the percentage of completion method, revenues and costs are recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of having a sufficient initial and continuing investment that the buyer cannot require be refunded except for non-delivery of the apartment, sufficient apartments in the building have been sold to ensure that the property will not be converted to rental property, the sales prices are collectible and the aggregate sales proceeds and the total cost of the building can be reasonably estimated.

The Company receives a significant amount of cash advances or progress payments from customers and records this amount on the balance sheet until the revenue is recognized.  Advances received from government agencies are not refundable.  Advances received from non-government customers are refundable at the customer’s request only if the Company or the customer replaces the contract and the advance with another customer.

Completed-Contract Method

Revenue from sales of developments that do not meet the percentage of completion criteria is recognized under the revenue recognition method for completed work under  ASC 910.  Under this method, revenue and costs will be recorded at the time of completion of apartment construction and delivery to the buyer.  Revenue is not recognized until the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay, the seller’s receivable is not subject to subordination and the usual risks and rewards of ownership have been transferred to the buyer.

Land, land development and the other common costs, both incurred and estimated to be incurred in the future, are amortized or allocated to the cost of projects closed based upon the total square feet of apartments to be constructed in each project.  Any changes in the estimated number of apartments to be constructed or in the estimated costs subsequent to the commencement of delivery of apartments in the project will result in a change in the amounts allocated to the remaining undelivered apartments.  Construction and related costs are charged to the cost of apartments covered under the specific identifiable method.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements and money market funds with maturities of 90 days or less when purchased. The cash balances are held at a few institutions and may, at times, exceed insurable amounts. The Company believes it mitigates this risk by depositing cash in major financial institutions.

Accounts Receivable

Accounts receivable are recorded when the apartments are delivered.  Accounts receivables are presented in the balance sheet net of allowance for doubtful accounts.  Receivables are due 90 days from the date of the invoice and each customer is evaluated on its ability to demonstrate a commitment to pay.  Receivables are written off when they are determined to be uncollectible.  The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the construction industry, and the financial ability of the Company’s customers.  The Company determined the amount to record as an allowance for doubtful accounts at December 31, 2009 and 2008 based on a percentage of the current year write offs to the total of accounts receivables outstanding.  The Company also analyzed the days outstanding of receivables to determine an adequate reserve.  The Company incurred historical losses for the first time during 2008 primarily due to the current economic crisis.  The collectability of receivables remains strong despite the economic crisis, and the Company believes the amount reserved will be sufficient to cover any bad debts.  The days outstanding of receivables have decreased, and the Company expects the economic situation in the Russian Federation to be improved by the end of 2010.  For the years ended December 31, 2009, 2008 and 2007, the Company recorded bad debt expense of approximately $936,936, $600,902 and $12,000, respectively.  For the three months ended March 31, 2010 and 2009, the Company reported bad debt expense of $-0- and $-0-, respectively.  In addition, as of March 31, 2010, December 31, 2009 and 2008, the Company established a reserve of $1,012,686, $983,207 and $500,000 against future allowances for doubtful accounts.  The reserve has been established giving due consideration to the global financial crisis and the existing economic conditions in the Russian Federation.  The Company expects to experience bad debt losses during 2010 consistent with the levels of 2009 and 2008 until the economic conditions in the Russian Federation improve.  The Company will monitor the economic conditions during 2010 to determine if additional reserves are needed.

Inventories

Inventories held for sale are recorded at the lower of cost or fair value less direct costs to sell.  Fair value is defined as the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.  Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods.  Land, land development and common facility costs are allocated based on buildable acres to product types within each project, then charged to cost of sales equally based upon the square feet of apartments to be constructed in each product type.  For inventories of projects under development, a loss is recorded when events and circumstances indicate impairment and the undiscounted future cash flows generated are less than the related carrying amounts and estimated cost to complete.  The impairment loss is the difference between the recorded value of the individual project, and the discounted future cash flows generated from expected revenue of the individual project, less the associated cost to complete and direct costs to sell, which approximates fair value.  The estimates used in the determination of the estimated cash flows and fair value of a project are based on factors known to the Company at the time such estimates are made and the Company’s expectations of future operations.  These estimates of cash flows are significantly impacted by estimates of the amounts and timing of revenues and costs and other factors which, in turn, are impacted by local market economic conditions and the actions of competitors.  Should the estimates or expectations used in determining estimated cash flows or fair value decrease or differ from current estimates in the future, the Company may be required to recognize additional impairments related to current and future projects.

Post Development Completion Costs

In instances where a development is substantially completed and sold and the Company has additional construction work to be incurred, an estimated liability is provided to cover the cost of such work and is included in accounts payable in the accompanying balance sheet.  Post development completion costs relate to the Company’s home building operations.  The nature of these costs would be any additional work that needs to be completed after the buyer has accepted title to the property.  Revenue from the sale of the apartment is recorded under the Company’s revenue recognition policy which is prior to the completion of additional work.  The additional work to be performed and the amount invoiced is usually not material to the amount billed to the buyer for the sale of the apartment.

Business Combinations

During 2009, the Company adopted the revised accounting guidance related to business combinations. This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  This accounting treatment replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.   The Company implemented this new guidance effective January 1, 2009.  The adoption of this new guidance has not had a material effect on the Company’s statement of operations, financial position and cash flows.

Advertising Costs

Advertising costs are treated as period costs and expensed as incurred.  During the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010 and 2009, advertising costs expenses were minimal, as advertising costs are incurred by the agency hired by the Company to market its housing projects.

Interest

In accordance with FASB ASC 835-20 ("ASC 835"), "Capitalization of Interest", interest incurred is first capitalized to the property under development during the land development and construction period and expensed along with the associated cost of sales as the related inventory is sold.  No interest was expensed for the years ended December 31, 2009 and 2008 as all amounts were capitalized in ongoing projects that the Company expects to be complete in future periods. Capitalized interest is included in Inventories – unsold projects under development – in the Company’s consolidated balance sheets for the years ending December 31, 2009 and 2008 and the three months ended March 31, 2010.  As of March 31, 2010, December 31, 2009 and 2008, the total capitalized interest was $5,986,436, $6,295,886 and $6,504,231, respectively.  Interest will be allocated to cost of sales as revenue is recognized.

Interest costs incurred, expensed and capitalized were:

		Years Ended
	March 31	December 31,
	2010	2009	2008

Interest capitalized at beginning of year	$6,295,886	$6,504,231	$4,465,976
Plus interest incurred	49,549	1,600,535	2,038,255
Less cost of sales interest expense	(358,999)	(1,808,880)	-

	$5,986,436	$6,295,886	$6,504,231

Depreciation

Equipment is stated at cost less accumulated depreciation and amortization.  Depreciation is calculated primarily using the straight-line method over the estimated useful life of the asset.

Classification	Expected Useful Lives
Buildings and building improvements	7-30 years
Vehicles	5-15 years
Machinery and Equipment	5-10 years

Income Taxes

The Company accounts for income taxes under the asset and liability method, in accordance with ASC740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that the Company believes that these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results.  In the event that the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

The principal item giving rise to deferred taxes is expenses deductible for tax purposes that are not deductible for book purposes.

The Company accounts for income taxes in accordance with the Internal Income Tax Law of the Russian Federation.  The Company was taxed at a rate of 20% in 2010 and 2009 and 24% in 2008 and 2007.

Foreign Currency Translation

The functional currency for foreign operations is the local currency. The US dollar is the reporting currency. Assets and liabilities of foreign operations are translated at exchange rates as of the balance sheet date and income, expense and cash flow items are translated at the average exchange rate for the applicable period. Translation adjustments are recorded in other comprehensive income (loss).

Earnings Per Share

Basic earnings per common share are computed by dividing net earnings by weighted average number of common shares outstanding during the year.  Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common shares and potential common shares outstanding during the year.  There were no potential common shares outstanding for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009.

Advance Payments to Contractors

Advance payments to contractors principally include prepayments to subcontractors for goods and services and which relate to specific housing projects (home building operations) which are expensed to cost of sales as the applicable inventory are sold.  The projects typically are one to three years in length and the subcontractor costs are expensed on a specific project to project basis.    The payments to subcontractors include prepayments prior to the work commencing, advance payments for raw materials, and architectural and engineering services prior to the work being submitted to the authorities.  All projects are reviewed quarterly for impairment issues.  If any impairment exists, costs will be written down at that time.  Advance payments to contractors are included in inventory on the Company’s consolidated balance sheets as of March 31, 2010, December 31, 2009 and 2008.

Evaluation of Long-Lived Assets

The Company reviews property and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Rental Income

The Company leases, to third parties, buildings and equipment under operating lease arrangements for a period of up to one year.  The lease terms usually begin on January 1 and terminate on December 31 and are renewable on an annual basis after new negotiations.  Minimum lease revenues are recognized on a straight-line basis over the minimum lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Reclassifications

Effective January 1, 2009, the Company completed its implementation of FASB ASC 810, "Consolidation" (“ASC 810”).  As a result of adopting ASC 810, prior year’s balances were reclassified to conform to current presentation.

New Financial Accounting Standards

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) NO. 168, now Accounting Standards Update (ASU) ASU 2009-01, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“Codification”). This standard replaces SFAS NO. 162, the Hierarchy of Generally Accepted Accounting Principles and establishes only two levels of United States of America (“U.S.”) generally accepted accounting principles, authoritative and non authoritative. The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the source of authoritative , nongovernmental Generally Accepted Accounting Principles (“GAAP”), except  for rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthorative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009.  The adoption of the Codification changed our references to GAAP accounting standards. . The Company adopted ASU 2009-01 during the year ended December 31, 2009, and its application did not affect our results of operations or financial condition.

During 2009, the Company adopted the revised accounting guidance related to business combinations. This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.   The Company implemented this new guidance effective January 1, 2009.

During 2009, the Company implemented an update to the accounting guidance related to earnings per share.  In accordance with this accounting guidance, unvested share-based payment awards with rights to dividends are participating securities and shall be included in the computation of basic earnings per share.  The Company adopted this guidance effective January 1, 2009.  This implementation did not have a material impact on prior periods presented.

The FASB has published an update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent). This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification. The guidance in this update is effective for interim and annual periods ending after

December 15, 2009. The Company does not expect the adoption of this standard to have a material impact on the Company’s results of operations, financial condition or cash flows.

Note 4: Financial Instruments

Fair Value of Financial Instruments

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) on January 1, 2008, for all financial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period. While the Company adopted the provisions of ASC 820 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis, no such assets or liabilities existed at the balance sheet date. As permitted by ASC 820, the Company delayed implementation of this standard for all nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted these provisions effective January 1, 2009.

The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents and investments in non-marketable securities.  The fair value of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.  The investment in non-marketable securities is determined by the Company to develop its own assumptions and is categorized as Level 3.  The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 and there were no transfers in or out of Level 1, Level 2 or Level 3 during the year ended December 31, 2009 or the three  months ended March 31, 2010.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of March 31, 2010, December 31, 2009 and December 31, 2008.

	Assets at Fair Value as of March 31, 2010, December 31, 2009 and December 31, 2008

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs

March 31, 2010	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$43,556,606	$43,556,606	$-	$-
Non-marketable securities	165,962	-	-	165,962
Total	$43,722,568	$43,556,606	$-	$165,962

December 31, 2009	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$20,090,671	$20,090,671	$-	$-
Non-marketable securities	161,131	-	-	161,131
Total	$20,251,802	$20,090,671	$-	$161,131

December 31, 2008	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$16,430,669	$16,430,669	$-	$-
Non-marketable securities	165,868	-	-	165,868
Total	$16,596,537	$16,430,669	$-	$165,868

The Company has other financial instruments, such as receivables, accounts payable and other liabilities, notes payable and customer deposits, which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities, notes payable and customer deposits approximate their fair values.  The Company did not have any other financial liabilities within the scope of the fair value disclosure requirements as of December 31, 2009.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and temporary investments.  The Company grants credit to customers based on an evaluation of the customer's financial condition, without requiring collateral.  Exposure to losses on receivables is principally dependent on each customer's financial condition.  The Company controls its exposure to credit risk through credit approvals and progressive payments as the work is preformed.

The Company places its temporary cash investments with quality financial institutions and commercial issuers at short-term payer and by policy term limits the amount of credit exposure in any one financial instrument.

The Company is also subject to the risk of currency fluctuations that may affect the prices paid for goods and the amounts received for revenue.

Note 5: Cash and cash equivalents

As of March 31, 2010, December 31, 2009 and December 31, 2008, cash balances comprise the following:

	March 31,	December 31,
	2010	2009	2008
Denominated in US dollars	$-	$59,815	$18,265
Denominated in RUR	43,556,606	20,030,856	16,412,404
Total cash and cash equivalents	$43,556,606	$20,090,671	$16,430,669

Note 6: Inventories

	March 31,	December 31,
	2010	2009 (As Restated)	2008
Construction in progress	$54,722,123	$52,071,113	$58,217,576
Apartments for sale	11,012,609	12,741,215	13,113,160
Advances to subcontractors (net of allowance for doubtful accounts of $79,277, $76,980 and nil as of March 31, 2010, December 31, 2009 and December 31, 2008, respectively)	5,529,225	3,570,056	9,998,770
Construction materials (road base)	1,562,917	1,731,976	1,989,155
Construction materials (residential buildings)	380,729	152,420	380,517
Total inventories	$73,207,603	$70,266,780	$83,699,178

Note 7: Trade and Other Receivables, Net

	March 31,	December 31,
	2010	2009	2008 (As Restated)
Trade accounts and notes receivable (net of allowance for doubtful accounts of $1,012,686, $906,227 and $500,000 as of March 31, 2010, December 31, 2009 and December 31, 2008, respectively)	$2,749,363	$2,865,621	$6,699,460
Accounts receivable from the Russian Ministry of Defense	57,107,595	55,445,209	37,694,545
Other receivables	12,808,257	5,218,478	2,611,165
Total trade and other receivables, net	$72,665,215	$63,529,308	$47,005,170

The balances of accounts receivable from the Russian Ministry of Defense are attributable to the construction of a multi-functional residential and commercial complex on Marshal Rybalko Street (the “Project”) in Moscow.  The Company has been acting as the General Contractor of the Project for the Russian Ministry of Defense (the “Principal”).  Upon completion of the Project, the Principal will retain ownership of over half of the residential space in the Project, with the Company having the ownership of, and the right to sell, the remaining space in the Project.  The Company has not recognized any gross profit on the Project with the Principal through December 31, 2008.

In acting as the General Contractor of the Project, the Company organized the construction and subcontracted with other companies for the performance of certain parts of the Project.  As of March 31, 2010, December 31, 2009 and 2008, these subcontractors performed construction services for the Project totaling $57,107,595 $55,445,209 and $37,694,545, respectively.  The amounts of subcontractor services are recorded as liabilities under “accounts payable and accrued expenses.”  The amount due from the Principal is recorded as an asset under “accounts receivable.”

The amounts payable to the subcontractors for their services were presented to the Principal for acceptance and payment.  The Principal refused to accept and pay for these subcontractor services.  The Company initiated a lawsuit in order to recover these amounts from the Principal.  The current amount of the claims is $35,341,012.  The court of primary jurisdiction accepted the Company’s claims.  However, the Principal filed an appeal to a higher court.

At present, the Company’s management and lawyers cannot determine the ultimate outcome of the litigation.  However, management believes that the Company will ultimately prevail and collect substantially all of the amounts due from the Principal.  Accordingly, no provision for the unrecoverability of these accounts receivable has been recorded.

Note 8: Property, Plant and Equipment

Property, plant and equipment consists of buildings, building improvements, furniture and equipment used in the ordinary course of business and is recorded at cost less accumulated depreciation.

	March 31,	December 31,
	2010	2009	2008
Land	$385,460	$374,239	$417,361
Buildings and building improvements	705,415	631,789,	229,210
Vehicles	52,847	66,224	103,491
Machinery and equipment	71,625	71,027	64,068
Other	28,076	5,345	37,278
	1,243,423	1,148,624	851,408

Less: accumulated depreciation	174,545	161,077	173,261
Total property, plant and equipment, net	$1,068,878	$987,547	$678,147

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to $41,621, $64,355 and $74,220, respectively.  Depreciation expense for the three months ended March 31, 2010 and 2009 amounted to $10,663 and $8,774, respectively.

Note 9: Short-term debt

Short-term debt balances as of March 31, 2010, December 31, 2009 and December 31, 2008 were as follows:

	March 31,	December 31,
	2010	2009	2008
Loan from RosDorBank,	$-	-	$8,103,614
interest at 14% pa, due in November 2008 and extended to February
2009. The loan was repaid in full in February 2009.

Loan from Sberbank of Russian Federation,		3,306,419	10,210,889
interest at 18.5% pa, due in November 2010

Loans from officer, interest free, due on demand	50,504	50,504	50,504

Total short-term debt	$50,504	$3,356,923	$18,365,007

The loans are collateralized by the Company’s accounts receivable and current projects under construction. The loan agreements contain no debt covenants or required ratios that need to be maintained.  There are penalties or increases in the interest rates for a delay in payments, which can be as high as 21%.

Interest expense for the years ended December 31, 2009, 2008 and 2007 in the amount of $1,600,535, $2,038,255 and $2,472,452, respectively, and for the three months ended March 31, 2010 and 2009, in the amount of $49,549 and $401,226, respectively, has been capitalized and included in the cost of sold and unsold projects under development in the Company’s balance sheets as of March 31, 2010, December 31, 2009 and December 31, 2008.

In November and December 2008, the Company made partial payments to RosDorBank. The loan was payable in US dollars and, due to the strength of the US dollar compared to the Ruble, a realized exchange loss in the amount of approximately $450,000 was recorded in the Consolidated Statement of Operations during the year ended December 31, 2008 upon partial liquidation of the loan, which gain reflects the difference in exchange rates between the date on which the note proceeds were received and the date of maturity.  In February 2009, the Company paid in full the balance of the loan.

Note 10: Accounts payable and accrued expenses

	March 31,	December 31,
	2010	2009	2008 (As Restated)
Trade accounts payable	$15,225,932	$1,595,186	$890,346
Salaries payable	37,446	35,630	44,144
Accrued liabilities to subcontractors	57,107,595	55,445,209	37,694,545
Other payables	1,520,394	1,085,881	22,766
Total accounts payable and accrued expenses, net	$73,921,367	$58,161,906	$38,651,801

Note 11: Advances from customers

As of March 31, 2010, December 31, 2009 and 2008, advances from customers totaling $58,318,921, $41,486,476 and $61,913,672, respectively, were attributable to prepayments received under agreements with customer requiring the Company to complete the construction of the apartments and transmit the title to the customers. Generally the customers pay 100 percent payment for the apartment price prior to the construction being completed. The sales price for the customer is fixed.  Generally, advances received from non-government customers are refundable at the customer’s request only if the Company or the customer replaces the contract and the advance with another customer.

Note 12: Equity

As of March 31, 2010, December 31, 2009 and December 31, 2008, the share capital of the Company comprises 500,000,000 authorized shares of common stock, $0.001 par value per share, 24,464,799 of which shares were issued and outstanding as of each such date.  No dividends were declared in the years ended December 31, 2009, December 31, 2008 and December 31, 2007 or in the three months ended March 31, 2010.

Note 13: Noncontrolling Interest

Effective January 1, 2009, the Company completed its implementation of ASC 810.

The noncontrolling interest represents the third parties of 494 UNR who did not exchange their shares with the Company in connection with the Acquisition Agreement signed in connection with the 494 UNR Acquisition.

The following table sets forth the noncontrolling interest balances and the changes in these balances attributable to the noncontrolling investors’ interests:

	March 31,	December 31,
	2010	2009	2008
Balance at the beginning of the period	$14,402,801	$8,594,736	$3,717,499

Noncontrolling interest share of income	1,406,491	5,808,065	4,877,237

Balance at the end of the period	$15,809,292	$14,402,801	$8,594,736

Note 14: Income Taxes

The Company adopted the provisions of ASC 740 on January 1, 2007.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liability for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions; the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will also record a liability for interest and penalties.  The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

The provision for income taxes consists of the following:

	Three months ended March 31,		Year ended December 31,

	2010	2009	2009 (As Restated)	2008	2007
Current income tax expense
US Federal	$-	$-	$-	$-	$-
Foreign jurisdiction (Russia)	320,615	-	22,133	75,020	43,921
	320,615	-	22,133	75,020	43,921
Deferred income expense
US Federal	-	-	-	-	-
Foreign jurisdiction (Russia)	738,197	1,115,453	3,410,061	4,759,178	2,855,006
	738,197	1,115,453	3,410,061	4,759,178	2,855,006

Total income tax expense	$1,058,812	$1,115,453	$3,432,194	$4,834,198	$2,898,927

A reconciliation of taxes on income computed at the federal statutory rate to amounts provided is as follows:

	Three Months ended March 31,		Year ended December 31,
	2010	2009	2009 (As Restated)	2008	2007
Income before income taxes	$5,252,535	$5,242,041	$21,076,245	$19,537,957	$12,078,862

Income tax expense computed at the US federal statutory rate of 34%	1,785,862	$1,782,294	7,165,923	6,642,905	4,106,813

Decrease in taxes resulting from different tax rates and permanent differences applicable to foreign operations	(727,050)	(666,839)	(3,733,729	(1,808,707)	(1,207,886)

Total income tax expense	$(1,058,812)	$1,155,453	$3,432,194	$4,834,198	$2,898,927

Management’s intention is to permanently reinvest the majority of the earnings of its foreign subsidiary, 494 UNR, in the expansion of the Company’s foreign operations.  Unrepatriated earnings, upon which U.S. income taxes have not been accrued, were approximately $27.2 million at December 31, 2009.  Such unrepatriated earnings are deemed by management to be permanently reinvested.  The estimated federal income tax liability (net of estimated foreign tax credits) related to unrepatriated foreign earnings are $9.2 million under the current tax law.

The Company and its subsidiary file income tax returns in the U.S. federal jurisdiction, the state of Florida and the Russian Federation. The Company is no longer subject to U.S. federal and state examinations for years before 2006. Regarding the Russian Federation, the Company is no longer subject to examination by tax authorities for years before 2006. The Company is currently being audited by the Russian Federation tax authorities with respect to 2007 and 2008.

The President of the United States has presented a budget to the United States Congress which contains various modifications to international tax rules.  Some of the proposed changes might subject the Company to, among other things, additional income taxes, impose restrictions on how foreign tax credits would be calculated and affect taxation regarding the transfer of intangible property.  The Company cannot ascertain at this time what the final outcome of this proposed legislation will be or its effect, if any, on the Company's results of operations or financial condition.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	March 31,	December 31,
	2010	2009 (As Restated)	2008
Inventories	$8,534,371	$6,612,641	$1,967,838
Other	33,836	36,600	402,798
Total deferred income tax assets	$8,568,207	$6,649,241	$2,370,636

Accounts receivable	$(19,969,839)	$(16,981,823)	$(9,344,347)
Property, plant and equipment	(834)	(834)	(1,030)
Total deferred income tax liabilities	$(19,969,839)	$(16,982,657)	$(9,345,377)
Net deferred income tax liabilities	$(11,401,632)	$(10,333,416)	$(6,974,741)

Note 15: Revenues

Revenues for the year ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009 comprise the following:

	Three Months Ended March 31,		Year ended December 31,
	2010	2009	2009 (As Restated)	2008	2007
General contractor’s fees	$-	$-	$2,350,029	$19,860,195	$-
Sales of residential and commercial properties	16,701,224	10,444,215	53,743,032	53,070,007	50,900,066
Sales of road base materials	2,848,308	926,270	5,523,263	16,365,276	42,996,725
Total revenues	$19,549,532	$11,370,485	$61,616,324	$89,295,478	$93,896,791

Note 16: Business Segment Information

FASB ASC 280-10-10, “Segment Reporting” (“ASC 280-10-10”), established standards for reporting information about operating segments.  Operating segments are defined as components of an enterprise about which separate financial information is available and that are evaluated regularly by management.  The Company is organized by geographical area and industry segment.

	Three Months Ended March 31,		Year ended December 31,
	2010	2009	2009 (As Restated)	2008	2007
Revenue
Residential and commercial construction	$16,701,224	$10,444,215	$56,093,061	$72,930,202	$50,900,066
Road base materials	2,848,308	926,270	5,523,263	16,365,276	42,996,725
	$19,549,532	$11,370,485	$61,616,324	$89,295,478	$93,896,791
Income (loss) from operations
Residential and commercial construction	$4,360,587	$4,479,252	$21,194,054	$12,387,513	$2,098,038
Road base materials	(149,177)	290,345	409,959	5,225,377	8,746,721
	$4,211,410	$4,769,597	$21,604,013	$17,612,890	$10,844,759
Capital expenditures
Residential and commercial construction	$94,779	$-	$300,117	$350,105	$107,112
Road base materials			-	-
	$94,779		$300,117	$350,105	$107,112
Depreciation and amortization
Residential and commercial construction	$10,663	$8,774	$38,681	$47,259	$16,272
Road base materials	-	-	-	-	-
	$10,663	$8,774	$38,681	$47,259	$16,272
Total assets (as of)	March 31, 2010		December 31, 2009	December 31, 2008
Residential and commercial construction	$190,520,987		$153,303,461	$145,989,877
Road base materials	142,907		1,731,976	1,989,155
	$190,663,894		155,035,437	$147,979,032

Note 17: Accumulated Other Comprehensive Loss

The accumulated other comprehensive loss as of March 31, 2010, December 31, 2009 and December 31, 2008 totaling $780,962, $1,861,993 and $3,840,847, respectively, is in each case entirely attributable to the currency translation adjustments.

Note 18: Leases

The Company leases buildings and equipment to third parties under operating lease arrangements for a period up to one year.

The components of the balance sheet of the rental income are as follows:

	December 31,
	2009	2008
Property	$336,718	$227,405
Less: Accumulated depreciation	109,886	142,410
	$226,832	$84,995

Schedule of Components of Net Rental Income

	December 31,
	2009	2008	2007
Total rental income	$1,533,147	$4,119,484	$2,304,772
Rental expenses	1,322,633	2,152,492	2,137,113
Net rental income	$210,514	$1,966,992	$1,167,659

Schedule of Minimum Rental Income Payments

Year Ended
December 31,
2010	$2,911,862

Schedule of Minimum Rental Expense Payments

Year Ended
December 31,
2010	$1,984,523

Note 19: Commitments and Contingencies

Economic and operating environment in the Russian Federation. The Russian Federation continues to display certain characteristics of emerging markets. These characteristics include, but are not limited to, the existence of a currency that is in practice not convertible in most countries and relatively high inflation. Furthermore, the tax, currency, and customs legislation within these countries is subject to varying interpretations and changes which can occur frequently.

Taxation. The Russian tax legislation is subject to varying interpretations and changes which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activities of the Company may be challenged by the relevant regional and federal authorities. Recent developments suggest that the authorities are becoming more active in seeking to enforce, through the Russian court system, interpretations of tax legislation which may be selective for particular taxpayers and different to the authorities’ previous interpretations or practices. Different and selective interpretations of tax regulations by various government authorities and inconsistent enforcement create further uncertainties in the taxation environment in the Russian Federation.

Tax declarations, together with related documentation, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Fiscal periods remain open to review by the authorities for the three calendar years preceding the year of review (one year in the case of customs). Under certain circumstances reviews may cover longer periods. In addition, in some instances new tax regulations have taken retroactive effect. Additional taxes, penalties and interest which may be material to the financial position of the taxpayers may be assessed in the Russian Federation as a result of such reviews.

Legal contingencies. The Company is a named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse effect on the financial position or the operating results of the Company.

As discussed in Note 7, at present the Company is a plaintiff in a lawsuit against its debtor, the Russian Ministry of Defense, to recover accounts receivable totaling $35,341,012 as of March 31, 2010.  The Company’s management and lawyers cannot determine the ultimate outcome of the litigation.  The Company intends to recover the balance of the accounts receivable of $21,764,583 due from the Russian Ministry of Defense in the near future.  However, management believes that the Company will ultimately prevail and collect substantially all of the amounts due from the Ministry of Defense.  Accordingly, no provision for the unrecoverability of these accounts receivable has been recorded.

Capital Commitments. In the normal course of business the Company has entered into a number of construction contracts with its subcontractors. These contracts have various completion dates through 2012. However, management may seek to extend the completion through agreements with the subcontractors. As of March 31, 2010, the amount of such commitments was approximately $267 million.

Note 20:  Restated Consolidated Financial Statements as of and for the year ended December 31, 2008

The consolidated financial statements for the year ended December 31, 2008 were restated to increase Trade and Other Receivables and Accounts Payable by $37,694,545 to reflect amounts due from the Russian Ministry of Defense and the corresponding amount due to subcontractors in connection with the construction of the residential building at Marshal Rybalko Street.

The following represents the restated consolidated financial statements as of December 31, 2008 and adjustments related to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	December 31,			December 31,
	2008 (As reported)		Adjustments	2008 (As restated)
ASSETS

Cash and cash equivalents	$16,430,669			$16,430,669
Inventories	83,699,178			83,699,178
Trade and other receivables - net of allowance for doubtful accounts
of $500,000	9,310,625	(1)	37,694,545	47,005,170
Property, plant and equipment - net	678,147			678,147
Other assets	165,868			165,868

TOTAL ASSETS	$110,284,487			$147,979,032

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable	$18,365,007			$18,365,007
Accounts payable and other liabilities	957,256	(1)	37,694,545	38,651,801
Customer deposits	61,913,672			61,913,672
Deferred income taxes	6,974,741			6,974,741
Total Liabilities	88,210,676			125,905,221

Commitments and Contingencies	-			-

Equity:
UNR Holdings, Inc. and Subsidiary Stockholders' Equity:
Common stock, $0.001 par value; authorized 100,000,000
shares; outstanding 24,464,799 shares	24,465			24,465
Paid-in capital	99,579			99,579
Retained earnings	17,195,878			17,195,878
Accumulated other comprehensive income (loss)	(3,840,847)			(3,840,847)
Total UNR Holdings, Inc. and Subsidiary
Stockholders' Equity	13,479,075			13,479,075

Noncontrolling interest	8,594,736			8,594,736
Total Equity	22,073,811			22,073,811
TOTAL LIABILITIES AND EQUITY	$110,284,487			$147,979,032

(1) Trade and other receivables and accounts payable were increase to reflect amounts due from the Russian Ministry of Defense and the corresponding amount due to subcontractors.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended			Year Ended
	December 31,			December 31,
	2008 (As Reported)		Adjustments	2008 (As Restated)
Cash flows from operating activities:
Net earnings	$14,703,759			$14,703,759

Adjustments to reconcile net earnings to net cash
used in operating activities:
Depreciation	64,355			64,355
(Gain) loss on sale of property, plant and equipment	(124,409)			(124,409)
Deferred income taxes	4,759,180			4,759,180
Change in operating assets and liabilities	(5,013,436)			(5,013,436)
Net cash provided by operating activities	14,389,449			14,389,449

Cash flows from investing activities:
Purchase of property, plant and equipment	(350,105)			(350,105)

Cash flows from financing activities:
Proceeds from borrowings	20,898,496			20,898,496
Repayment of loans	(24,135,413)		-	(24,135,413)
Net cash used in financing activities	(3,236,917)			(3,236,917)

Effect of exchange rate changes on cash	(1,108,438)			(1,108,438)

Net increase in cash	9,693,989			9,693,989

Cash - beginning of period	6,736,680			6,736,680

Cash - end of period	$16,430,669			$16,430,669

Changes in operating assets
and liabilities consist of:
(Increase) decrease in trade and other receivables	(4,080,948)	(1)	(37,694,545)	(41,775,493)
(Increase) decrease in inventories	(6,702,099)			(6,702,099)
(Increase) decrease in customer advances	-			-
Increase in customer deposits	7,813,890			7,813,890
Increase (decrease) in accounts payable and
other liabilities	(2,044,279)	(1)	37,694,545	35,650,266
	$(5,013,436)			$(5,013,436)

(1)	Trade and other receivables and accounts payable were increased to reflect amounts due from the Ministry of Defense and the corresponding amount due to subcontractors.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

	Year Ended		Year Ended
	December 31,		December 31,
	2008 (As Reported)	Adjustments	2008 (As Restated)
Supplementary Information:
Cash paid during the period for
Interest	$2,877,310		$2,877,310
Income taxes	$75,020		$75,020

Non-cash investing activities:
Services rendered in lieu of proceeds from
the sale of plant, property and equipment	$674,932		$674,932

Note 21: Restatement of December 31, 2008 Financial Statements

In Amendment No. 3 to the Company's Report on Form 10-K/A for the year ended December 31, 2008, filed August 7, 2009 with the Securities and Exchange Commission, the Company restated its financial statements for the year ending December 31, 2008.

The Company restated its financial statements for the correction of errors found in previously issued financial statements.  Customer deposits of approximately $62 million have been adjusted and reclassified as a liability on the Company's Consolidated Balance Sheet.  The Company has increased inventories by a corresponding amount rather than netting the customer deposits against inventories.

The Company also corrected an error due to a foreign currency transaction.  The Company originally accounted for the foreign currency transaction through other comprehensive income rather than through current net income.  The Company has restated its consolidated statement of operations to reflect the $995,000 foreign currency transaction loss net of taxes through current income.  The additional loss was allocated between noncontrolling interest and the Company’s retained earnings based on the ownership of the noncontrolling interest.

The Company also restated its realized transaction gain from selling, general and administrative expenses and netted the amount against foreign currency transaction loss.

Note 22: Restated Consolidated Financial Statements as of and for the year ended December 31, 2009

The consolidated financial statements for the year ended December 31, 2009 were restated to reduce revenue by $3,301,393 and increase cost of sales by $1,402,802 to reflect a correction in the percentage of completion method used by the Company.  The provision for income taxes was reduced by $987,302 reflecting the adjustment of net income.

The following represents the restated financial statements as of December 31, 2009 and the adjustments related to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Year Ended			Year Ended
	December 31,			December 31,
	2009 (As Reported)		Adjustments	2009 (As Restated)
	($)		($)	($)
ASSETS
Cash and cash equivalents	20,090,671			20,090,671
Inventories	71,738,858	(1)	(1,472,078)	70,266,780
Trade and other receivables, net	63,529,308			63,529,308
Property, plant and equipment, net	987,547			987,547
Other assets	161,131			161,131

TOTAL ASSETS	156,507,515			155,035,437

LIABILITIES AND EQUITY
Short-term debt	3,356,923			3,356,923
Accounts payable and accrued expenses	58,161,906			58,161,906
Advances from customers	38,022,045	(2)	3,464,431	41,486,476
Deferred income tax liability	11,320,718	(3)	(987,302)	10,333,416
Total Liabilities	110,861,592			113,338,721

Commitments and Contingencies	-			-

Equity:
UNR Holdings, Inc. and Subsidiary Stockholders' Equity:
Common stock, $0.001 par value; authorized 500,000,000 shares; outstanding 24,464,799 shares at December 31, 2009	24,465			24,465
Additional paid-in capital	99,579			99,579
Retained earnings	31,556,400	(1) (2) (3)	(2,524,536)	29,031,864
Accumulated other comprehensive loss	(1,676,143)	(1) (2) (3)	(185,850)	(1,861,993)
Total UNR Holdings, Inc. and Subsidiary Stockholders' Equity	30,004,301			27,293,915

Noncontrolling interest	15,641,622	(1) (2) (3)	(1,238,821)	14,402,801
Total Equity	45,645,923			41,696,716

TOTAL LIABILITIES AND EQUITY	$156,507,515			$155,035,437

(1)	Inventories were adjusted to reflect a correction in the percentage of completion method used by the Company.

(2)	Advances from customers were adjusted to reflect a correction in the percentage of completion method used by the Company.

(3)	Deferred income tax liabilities were adjusted to reflect corrections made by the Company in the recognition of income.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended			For the Year Ended
	December 31,			December 31,
	2009 (As Reported)		Adjustments	2009 (As Restated)
	($)		($)	($)
Revenues:
Sales and other operating revenues	64,917,717	(2)	(3,301,393)	61,616,324

Costs and expenses:
Cost of sales	34,747,976	(1)	1,402,802	36,150,778
Selling, general and administrative costs	3,861,533			3,861,533
	38,609,509			40,012,311

Income from operations	26,308,208			21,604,013
Other income (expense):
Foreign currency transaction gain (loss)	(173,303)			(173,303)
Other income (principally rental income)	426,769			426,769
Other expenses	(781,234)			(781,234)
	(527,768)			(527,768)

Income before income taxes	25,780,440			21,076,245

Income taxes	4,373,032	(3)	(940,838)	3,432,194

Net Income	21,407,408			17,644,051

Less: Net income attributable to the
noncontrolling interest	7,046,886			5,808,065

Net income attributable to UNR Holdings, Inc.
and Subsidiary	14,360,522			11,835,986

Earnings per share - basic and diluted:
Earnings per common share attributable to
UNR Holdings, Inc. and Subsidiary
common shareholders	0.59	0.48

Weighted average common shares
outstanding - basic and diluted	24,464,799	24,464,799

Amounts attributable to UNR Holdings, Inc.
and Subsidiary common shareholders:
Net earnings	14,360,522	11,835,986

(1)	Inventories were adjusted to reflect a correction in the percentage of completion method used by the Company.

(2)	Advances from customers were adjusted to reflect a correction in the percentage of completion method used by the Company.

(3)	Deferred income tax liabilities were adjusted to reflect corrections made by the Company in the recognition of income.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the Year Ended			For the Year Ended
	December 31,			December 31,
	2009 (As Reported)		Adjustments	2009 (As Restated)
	($)		($)	($)

Net earnings	21,407,408	(1) (2) (3)	(3,763,357)	17,644,051

Other comprehensive income (loss) - net of tax:
Currency translation adjustment	2,164,704	(1) (2) (3)	(185,850)	1,978,854

Comprehensive income	23,572,112			19,622,905

Comprehensive income attributable to noncontrolling
interest	7,764,394			6,464,451

Comprehensive income attributable to UNR
Holdings, Inc. and Subsidiary	15,807,718			13,158,454

(1)	Inventories were adjusted to reflect a correction in the percentage of completion method used by the Company.

(2)	Advances from customers were adjusted to reflect a correction in the percentage of completion method used by the Company.

(3)	Deferred income tax liabilities were adjusted to reflect corrections made by the Company in the recognition of income.

CONSOLIDATED STATEMENTS OF EQUITY

							Accumulated
							Other
		Comprehensive	Common Stock		Paid-In	Retained	Comprehensive	Noncontrolling
	TOTAL	Income	No of shares	Amount	Capital	Earnings	Income (Loss)	Interests
(As Reported)
Balance, January 1, 2008	$11,380,002		20,500,000	$20,500	$99,579	$7,373,321	$169,103	$3,717,499

Effect of recapitalization	-		3,964,799	3,965		(3,965)

Net income	14,703,759	$14,703,759			-	9,826,522	-	4,877,237

Currency translation adjustment	(4,009,950)	(4,009,950)			-		(4,009,950)

Comprehensive income		$10,693,809

Balance, December 31, 2008	22,073,811		24,464,799	24,465	99,579	17,195,878	(3,840,847)	8,594,736

Net income	21,407,408	$21,407,408			-	14,360,522	-	7,046,886

Currency translation adjustment	2,164,704	2,164,704			-		2,164,704

Comprehensive income		$23,572,112
Balance, December 31, 2009	$45,645,923		24,464,799	$24,465	$99,579	$31,556,400	$(1,676,143)	$15,641,622

(As Restated)
Balance, January 1, 2008	$11,380,002		20,500,000	$20,500	$99,579	$7,373,321	$169,103	$3,717,499

Effect of recapitalization	-		3,964,799	3,965		(3,965)

Net income	14,703,759	$14,703,759			-	9,826,522	-	4,877,237

Currency translation adjustment	(4,009,950)	(4,009,950)			-		(4,009,950)

Comprehensive income		$10,693,809

Balance, December 31, 2008	22,073,811		24,464,799	24,465	99,579	17,195,878	(3,840,847)	8,594,736

Net income	17,644,051	$17,644,051			-	11,835,986	-	5,808,065

Currency translation adjustment	1,978,854	1,978,854			-		1,978,854

Comprehensive income		$19,622,905

Balance, December 31, 2009	$41,696,716		24,464,799	$24,465	$99,579	$29,031,864	$(1,861,993)	$14,402,801

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended			Year Ended
	December 31,			December 31,
	2009 (As Reported)		Adjustments	2009 (As Restated)
	($)		($)	($)
Cash flows from operating activities:
Net earnings	21,407,408	(1) (2) (3)	(3,763,357)	17,644,051

Adjustments to reconcile net earnings to net cash
used in operating activities:
Depreciation	41,621			41,621
(Gain) loss on sale of property, plant and equipment	(7,684)			(7,684)
Deferred income taxes	4,345,977	(3)	(940,838)	3,405,139
Change in operating assets and liabilities	(6,565,837)	(1) (2)	4,704,195	(1,861,642)
Net cash provided by operating activities	19,221,485			19,221,485

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	12,950			12,950
Purchase of property, plant and equipment	(405,973)			(405,973)
Net cash used in investing activities	(393,023)			(393,023)

Cash flows from financing activities:
Proceeds from borrowings	11,572,467			11,572,467
Repayment of loans	(26,580,551)		-	(26,580,551)
Net cash used in financing activities	(15,008,084)			(15,008,084)

Effect of exchange rate changes on cash	(160,376)			(160,376)

Net increase in cash	3,660,002			3,660,002

Cash - beginning of period	16,430,669			16,430,669

Cash - end of period	20,090,671			20,090,671

Changes in operating assets
and liabilities consist of:
(Increase) decrease in trade and other receivables	(14,980,161)			(14,980,161)
(Increase) decrease in inventories	11,960,320	(1)	1,402,802	13,363,122
(Increase) decrease in customer advances	(23,891,267)	(2)	3,301,033	(20,590,234)
Increase (decrease) in accounts payable and
other liabilities	20,345,631			20,345,631
	(6,565,477)			(1,861,642)

(1)	Inventories were adjusted to reflect a correction in the percentage of completion method used by the Company.

(2)	Advances from customers were adjusted to reflect a correction in the percentage of completion method used by the Company.

(3)	Deferred income tax liabilities were adjusted to reflect corrections made by the Company in the recognition of income.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

	Year Ended		Year Ended
	December 31,		December 31,
	2009 (As Reported)	Adjustments	2009 (As Restated)

Supplementary Information:
Cash paid during the period for
Interest	$1,600,535		$1,600,535
Income taxes	$5,034		$5,034

Note 23: Related Party Transactions

During the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010 and 2009, the Company had activities with related companies in connection with purchases, subcontracting construction and leases. The Company’s reported results of operations, financial position and cash flows would be different had such transactions been carried out amongst unrelated parties. Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be affected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the relationships with such related companies is that some of the officers of the Company's subsidiary, 494 UNR, also serve as the General Directors of such related companies. One of these related parties provided a guarantee in favor of the Company in respect of the loan received by the Company from Sberbank in the amount of $3,306,419.

The details of the relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding as of March 31, 2010, December 31, 2009 and 2008 are presented below:

	March 31,		Year ended December 31,
	2010	2009	2009	2008
Purchases and rental	$340,161	$1,238,653	$8,777,325	$9,711,185

		March 31,	December 31,
		2010	2009	2008
Accounts receivable		$3,122,376	$2,082,247	$2,151,473
Accounts payable		$586,866	$63,436	$717,818

Shares of Common Stock

UNR HOLDINGS, INC.

PROSPECTUS

                                    , 2010

Ladenburg Thalmann & Co. Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.  All the amounts shown are estimates, except for the SEC registration fee.

Securities and Exchange Commission registration fee		$1,997.00
FINRA filing fee		3,300.00
NYSE Amex listing fee		5,000.00
Blue sky fees
Transfer agent and registrar fees and expenses
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Miscellaneous

Total:	$

All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and commissions.

Item 14.                Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we will indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of our company against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of our company or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. Our Articles further provide us with the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

Title 7, Article 109, of the Colorado Revised Statutes (CRS) provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director or officer against liability incurred in the proceeding if: the person's conduct was in good faith; and the person reasonably believed: in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and in all other cases, that such conduct was at least not opposed to the corporation's best interests; and in the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

Title 7, Article 109, of the CRS further provides that any indemnification of or advance of expenses to a director, if arising out of a proceeding by or on behalf of the Company, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

The proposed form of Underwriting Agreement that will be filed as Exhibit 1.2 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15.                Recent Sales of Unregistered Securities

The following information relates to the securities we have issued or sold in the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

(1)           Effective August 5, 2008, an aggregate of 20,500,000 shares of our common stock was issued in a private placement, in reliance upon an exemption from registration provided by under Section 4(2) of the Securities Act, to the controlling stockholder of OJSC “494 UNR” and the registrant’s current executive officer and majority shareholder, in exchange for 66.83% of the outstanding stock of OJSC “494 UNR” held thereby.  The consideration received for such shares was $128,988.

Item 16.Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
2.1**	Acquisition Agreement between the registrant and shareholders of OJSC “494 UNR” dated March 24, 2008
3.1.1***	Articles of Incorporation of the registrant
3.1.2****	Amendment to Articles of Incorporation effective September 14, 2009
3.2.1***	By-Laws of the registrant
3.2.2+	Amendment to By-Laws of the registrant
4.1*	Specimen stock certificate of the registrant
5.1*	Opinion of Davis Graham & Stubbs LLP
10.1*	Employment Contract between Alexey I. Kim and OJSC “494 UNR”
16.1++	Letter regarding change in certifying accountant of the registrant
21.1****	List of subsidiaries of the registrant
23.1	Consent of Wiener, Goodman & Company, P.C.
23.2	Consent of ZAO BDO
23.3*	Consent of Davis Graham & Stubbs LLP
24.1	Power of Attorney (included on signature page)
_____________

*	To be filed by amendment.

**	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on August 7, 2008.

***	Incorporated by reference to the registrant’s Registration Statement on Form 10-SB filed on August 31, 1999.

****	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on April 15, 2010.

+	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on October 17, 2008.

++	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on January 6, 2010, as amended by Current Report on Form 8-K/A filed on January 13, 2010.

Item 17.Undertakings.

The undersigned registrant hereunder undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)           To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(c)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)           The undersigned registrant hereby undertakes that:

(a)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Moscow, the Russian Federation, on June 24, 2010.

UNR HOLDINGS, INC.

/s/ Alexey A. Kim
By:	Alexey A. Kim
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Alexey A. Kim and Alexey I. Kim, and each of them acting alone, with full power of substitution and full power to act, his or her true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) to register additional securities and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: June 24, 2010	By:	/s/ Alexey A. Kim
Alexey A. Kim , Chief Executive Officer and Director

Date: June 24, 2010	By:	/s/ Alexey I. Kim
Alexey I. Kim, President and Chairman of the Board of Directors

Date: June 24, 2010	By:	/s/ Iuriy Vladimirovich Shevchenko
Iuriy Vladimirovich Shevchenko, Chief Financial Officer and Director

Date: June 24, 2010	By:	/s/ Sergey Petrovich Yushkevich
Sergey Petrovich Yushkevich, Chief Accounting Officer and Director

Date: June 24, 2010	By:	/s/ Andrey Andreevich Nikolaychuk
Andrey Andreevich Nikolaychuk, Director

Date: June 24, 2010	By:	/s/ Galina Nikolayevna Pyatysheva
Galina Nikolayevna Pyatysheva, Director

Date: June 24, 2010	By:	/s/ Victor Vladimirovich Milukov
Victor Vladimirovich Milukov, Director

Date: June 24, 2010	By:	/s/ Stefan C. Mancas
Stefan C. Mancas, Director

Date: June 24, 2010	By:	/s/ Viorel B. Sareboune
Viorel B. Sareboune, Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
2.1**	Acquisition Agreement between the registrant and shareholders of OJSC “494 UNR” dated March 24, 2008
3.1.1***	Articles of Incorporation of the registrant
3.1.2****	Amendment to Articles of Incorporation effective September 14, 2009
3.2.1***	By-Laws of the registrant
3.2.2+	Amendment to By-Laws of the registrant
4.1*	Specimen stock certificate of the registrant
5.1*	Opinion of Davis Graham & Stubbs LLP
10.1*	Employment Contract between Alexey I. Kim and OJSC “494 UNR”
16.1++	Letter regarding change in certifying accountant of the registrant
21.1****	List of subsidiaries of the registrant
23.1	Consent of Wiener, Goodman & Company, P.C.
23.2	Consent of ZAO BDO
23.3*	Consent of Davis Graham & Stubbs LLP
24.1	Power of Attorney (included on signature page)
_____________

*	To be filed by amendment.

**	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on August 7, 2008.

***	Incorporated by reference to the registrant’s Registration Statement on Form 10-SB filed on August 31, 1999.

****	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on April 15, 2010.

+	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on October 17, 2008.

++	Incorporated by reference to the registrant’s Current Report on Form 8-K filed on January 6, 2010, as amended by Current Report on Form 8-K/A filed on January 13, 2010.